As filed with the Securities and Exchange Commission on June 1, 2001

                                                      Registration No. 333-60274
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933      [_]
                         PRE-EFFECTIVE AMENDMENT NO. 1     [X]
                         POST-EFFECTIVE AMENDMENT NO.      [_]
                             ----------------------


                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                             (Exact name of trust)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                              --------------------

                            RONALD J. BOCAGE, ESQ.
                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)
                              --------------------

                                    Copy to:
                              THOMAS C. LAUERMAN
                                Foley & Lardner
                              3000 K Street N.W.
                            Washington, D.C.  20007
                              --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 5(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Sections 8(a), may determine.

                         Prospectus dated June 8, 2001
         ------------------------------------------------------------
                            MAJESTIC VARIABLE COLI
         ------------------------------------------------------------
          a flexible premium variable life insurance policy issued by

           JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO")

      The policy provides an investment option with fixed rates of return declared by JHVLICO and the following variable investment options:

------------------------------------------------------------------------------------------------------------------------
  Variable Investment Option                                         Managed By
  --------------------------                                         ----------
  Equity Index...................................................    State Street Global Advisors
  Growth & Income................................................    Independence Investment LLC and Putnam Investment
                                                                       Management, LLC
  Large Cap Value................................................    T. Rowe Price Associates, Inc.
  Large Cap Value CORE (SM)......................................    Goldman Sachs Asset Management
  Large Cap Growth...............................................    Independence Investment LLC
  Large Cap Aggressive Growth....................................    Alliance Capital Management L.P.
  Large/Mid Cap Value............................................    Wellington Management Company, LLP
  Fundamental Growth.............................................    Putnam Investment Management, LLC
  Mid Cap Growth.................................................    Janus Capital Corporation
  Small/Mid Cap CORE (SM)........................................    Goldman Sachs Asset Management
  Small/Mid Cap Growth...........................................    Wellington Management Company, LLP
  Small Cap Equity...............................................    Capital Guardian Trust Company
  Small Cap Value................................................    T. Rowe Price Associates, Inc.
  Small Cap Growth...............................................    John Hancock Advisers, Inc.
  V.A. Relative Value............................................    John Hancock Advisers, Inc.
  AIM V.I. Value.................................................    A I M Advisors, Inc.
  AIM V.I. Growth................................................    A I M Advisors, Inc.
  Fidelity VIP Growth............................................    Fidelity Management and Research Company
  Fidelity VIP Contrafund (R)....................................    Fidelity Management and Research Company
  MFS Investors Growth Stock.....................................    MFS Investment Management (R)
  MFS Research...................................................    MFS Investment Management (R)
  MFS New Discovery..............................................    MFS Investment Management (R)
  International Equity Index.....................................    Independence Investment LLC
  International Opportunities....................................    T. Rowe Price International, Inc.
  International Equity...........................................    Goldman Sachs Asset Management
  Emerging Markets Equity........................................    Morgan Stanley Investment Management Inc.
  Janus Aspen Worldwide Growth...................................    Janus Capital Corporation
  Real Estate Equity.............................................    Independence Investment LLC and Morgan Stanley
                                                                       Investment Management Inc.
  Health Sciences................................................    Putnam Investment Management, LLC
  V.A. Financial Industries......................................    John Hancock Advisers, Inc.
  Janus Aspen Global Technology..................................    Janus Capital Corporation
  Managed........................................................    Independence Investment LLC and Capital Guardian Trust
                                                                       Company
  Global Balanced................................................    Capital Guardian Trust Company
  Short-Term Bond................................................    Independence Investment LLC
  Bond Index.....................................................    Mellon Bond Associates, LLP
  Active Bond....................................................    John Hancock Advisers, Inc.
  V.A. Strategic Income..........................................    John Hancock Advisers, Inc.
  High Yield Bond................................................    Wellington Management Company, LLP
  Global Bond....................................................    Capital Guardian Trust Company
  Money Market...................................................    Wellington Management Company, LLP
  Brandes International Equity...................................    Brandes Investment Partners, L.P.
  Turner Core Growth.............................................    Turner Investment Partners, Inc.
  Frontier Capital Appreciation..................................    Frontier Capital Management Company, LLC
  Clifton Enhanced U.S. Equity...................................    The Clifton Group
------------------------------------------------------------------------------------------------------------------------

  The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

  When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Fidelity's Variable Insurance Products Fund (Service Class) and Variable Insurance Products Fund II (Service Class), the MFS Variable Insurance Trust (Initial Class Shares), the Janus Aspen Series (Service Shares Class), and the M Fund, Inc. (together, "the Series Funds"). In this prospectus, the investment options of the Series Funds are referred to as "funds". In the prospectuses for the Series Funds, the investment options may be referred to as "funds", "portfolios" or "series".

  Each Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Series Funds. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus are prospectuses for the Series Funds. The Series Fund prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                            * * * * * * * * * * * *

  Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            * * * * * * * * * * * *

                         JHVLICO Life Servicing Office
                         -----------------------------


          Express Delivery                            U.S. Mail
          ----------------                            ---------
        529 Main Street (X-4)                        P.O. Box 111
        Charlestown, MA 02129                      Boston, MA 02117


                             Phone: 1-800-521-1234

                              Fax: 1-617-572-6956

                           GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 22.

     . Behind the illustrations is a section called "Additional Information"
        that gives more details about the policy. It generally does not
                                                                    ---
        repeat information that is in the Basic Information section. A table of contents for the Additional Information section appears on page 27.

     . Behind the Additional Information section are the financial statements for JHVLICO and Separate Account S. These start on page 41.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 173.

After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Series Funds begin.

                            * * * * * * * * * * * *

                               BASIC INFORMATION

  This part of the prospectus provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:


Question                                                    Beginning on page
--------                                                    -----------------
 .What is the policy?............................................    5
 .Who owns the policy?...........................................    5
 .How can I invest money in the policy?..........................    5
 .Is there a minimum amount I must invest?.......................    6
 .How will the value of my investment in the policy change
  over time?....................................................    8
 .What charges will JHVLICO deduct from my investment in
  the policy?...................................................    9
 .What charges will the Series Funds deduct from my
  investment in the policy?.....................................   10
 .What other charges could JHVLICO impose in the future?.........   13
 .How can I change my policy's investment allocations?...........   13
 .How can I access my investment in the policy?..................   14
 .How much will JHVLICO pay when the insured person dies?........   15
 .How can I change my policy's insurance coverage?...............   17
 .Can I cancel my policy after it's issued?......................   18
 .Can I choose the form in which JHVLICO pays out policy
  proceeds?.....................................................   18
 .To what extent can JHVLICO vary the terms and conditions
  of its policies in particular cases?..........................   19
 .How will my policy be treated for income tax purposes?.........   19
 .How do I communicate with JHVLICO?.............................   20

What is the Policy?

  The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected.

  While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various investment options

     . Borrow or withdraw amounts you have in the investment options

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

Most of these options are subject to limits that are explained later in this prospectus.

Who owns the Policy?

  That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

How can I invest money in the policy?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Minimum premium payment

  Each premium payment must be at least $100.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page
35. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy or the guaranteed minimum death benefit feature from terminating. We reserve the right to limit premium payments above the amount of cumulative Guaranteed Minimum Death Benefit Premiums (whether or not the guaranteed minimum death benefit feature described on page 7 is in effect).

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Life." We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the JHVLICO Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

  We will also accept premiums:

     . by wire or by exchange from another insurance company, or

     . if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your JHVLICO representative or by contacting the JHVLICO Life Servicing Office.

Is there a minimum amount I must invest?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The date on which such a payment is "due" is referred to in the policy as a "modal processing date." However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed minimum death benefit feature" below).

Lapse and reinstatement

  Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can terminate (i.e., "lapse") for failure to pay charges due under the policy. If the guaranteed minimum death benefit feature is in effect, only the Additional Sum Insured, if any, can lapse. If the guaranteed minimum death benefit feature is not in effect, the entire policy can lapse. In either case,
                   ---
if the policy's surrender value is not sufficient to pay the charges on a monthly deduction date, we will notify you of how much you will need to pay to keep any Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured or your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 1 year from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed minimum death benefit is not in effect and the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During such a grace period, you cannot make a partial withdrawal or policy loan.

Guaranteed minimum death benefit feature

  This feature is available only if the insured person meets certain underwriting requirements and only if you've elected death benefit Option A (see "How much will JHVLICO pay when the last insured person dies?" on page 15) . The feature guarantees that your Basic Sum Insured will not lapse during the first 10 policy years, regardless of adverse investment performance, if both of the following are true:

     . any Additional Sum Insured under the policy is not scheduled to exceed the Basic Sum Insured at any time (see "How much will JHVLICO pay when the insured person dies?" on page 15), and

     . on each monthly deduction date during that 10 year period the amount of cumulative premiums you have paid accumulated at 4% (less all withdrawals from the policy accumulated at 4%) equals or exceeds the sum of all Guaranteed Minimum Death Benefit Premiums due to date accumulated at 4%.

  The Guaranteed Minimum Death Benefit Premium (or "GMDB Premium) is defined in the policy and is "due" on each monthly deduction date. The term "monthly deduction date" is defined on page 30. On the application for the policy, you may elect for this feature to extend beyond the tenth policy year. If you so elect, we will impose a special charge for this feature after the tenth policy year. You may revoke the election at any time.

  No GMDB Premium will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code. Also, the GMDB Premiums may change in the event of any change in the Additional Sum Insured of the policy or any change in the death benefit option (see "How much will JHVLICO pay when the insured person dies?" on page 15).

  If the guaranteed minimum death benefit test is not satisfied on any monthly deduction date, we will notify you immediately and tell you how much you will need to pay to keep the feature in effect. You will have until the second monthly deduction date after default to make that payment. If you don't pay at least the required amount by the end of that period, the feature will lapse. The feature may be reinstated in accordance with the terms of the policy within 5 years after the policy anniversary on which default occurred. If it is reinstated more than 1 year after such policy anniversary, we will require evidence that the insured person still meets our requirements for issuing coverage. We may refuse to reinstate the feature more than once during the life of the policy.

  The guaranteed minimum death benefit feature applies only to the Basic Sum Insured. It does not apply to any amount of Additional Sum Insured (see "How
                 ---
much will JHVLICO pay when the insured person dies?" on page 15).

  If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

How will the value of my investment in the policy change over time?

  From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 31.)

  Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of a Series Fund and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will JHVLICO deduct from my investment in the policy?" below.

  The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be
                                                                         ---
subject to the asset-based risk charge described on page 9. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

  At any time, the "account value" of your policy is equal to:

     . the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     . minus all charges we deduct, and

     . minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page 32.

What charges will JHVLICO deduct from my investment in the policy?

Deductions from premium payments

 . Sales charge - A charge to help defray our sales costs. The current charge is
  ------------
  of premiums received in each of the first 10 policy years up to the Target Premium, and 3.5% of premiums received in each policy year thereafter up to the Target Premium. We reserve the right to increase the percentages for policy years 1 through 10 and thereafter up to 10% and 7%, respectively. Because policies of this type were first offered in 2001, the lower current rates after the tenth policy year are not yet applicable to any policy. No charge is currently deducted from premiums received in excess of the Target Premium, but we reserve the right to impose such a charge of up to 3.5% of such excess premiums received in any policy year. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy.

 . Optional enhanced cash value rider charge - A charge imposed if you elect
  -----------------------------------------
  this rider. The charge is 1% of premiums received in the first policy year.

Deductions from account value

 . Asset-based risk charge - A monthly charge for mortality and expense risks we
  -----------------------
  assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The current percentages are .03% for policy years 1 - 20, and .0125% thereafter. These percentages equate to effective annual rates of .36% and .15%, respectively. The reduction after 20 years has not occurred yet under any policy, since no policy has yet been outstanding for 20 years. We guarantee that this charge will never exceed .05% of that portion of your account value allocated to variable investment options. This percentage equates to an effective annual rate of .60%. This charge does not apply to the fixed investment option.

 . Issue charge - A monthly charge to help defray our administrative costs.
  ------------
  This is a charge per $1,000 of Basic Sum Insured at issue that varies by age and that is deducted only during the first ten policy years. The charge will appear in the "Policy Specifications" section of the policy. As an example, the monthly charge for a 45 year old is 7.65c per $1,000 of Basic Sum Insured. The maximum monthly charge is for an 85 year old and is 48.60c per $1,000 of Basic Sum Insured.

 . Administrative charge - A monthly charge to help defray our administrative
  ---------------------
  costs. This charge has two parts: (1) a flat dollar charge of up to $5 (currently $2.50), and (2) a charge of up to 6c per $1,000 of Basic Sum Insured at issue (currently 3c per $1,000 of Basic Sum Insured at issue). The second part of this charge will not apply to amounts of Basic Sum Insured greater than $1,000,000.

 . Insurance charge - A monthly charge for the cost of insurance. To determine
  ----------------
  the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of
                               -------
  insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) Higher current insurance rates are generally applicable to policies issued on a "guaranteed issue" basis, where only very limited underwriting information is obtained. This is often the case with policies issued to trustees, employers and similar entities.

 . Extra mortality charge - A monthly charge specified in your policy for
  ----------------------
  additional mortality risk if the insured person is subject to certain types of special insurance risk.

 . Guaranteed minimum death benefit charge - A monthly charge beginning in the
  ---------------------------------------
  eleventh policy year if the guaranteed minimum death benefit feature is elected to extend beyond the first ten policy years. This charge is currently 1c per $1,000 of Basic Sum Insured and is guaranteed not to exceed 2c per $1,000 of Basic Sum Insured. Because policies of this type were first offered in 1994, this charge is not yet applicable to any policy at the current rate.

 . Optional benefits charge - Monthly charges for any optional insurance
  ------------------------
  benefits added to the policy by means of a rider (other than the optional enhanced cash value rider).

 . Partial withdrawal charge - A charge for each partial withdrawal of account
  -------------------------
  value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.


What charges will the Series Funds deduct from my investment in the policy?

  The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select. We may also receive payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

  The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                                                        Total Fund
                                                                                                        --------------
                                                                                                          Total Fund     Operating
                                                         Investment  Distribution and  Other Operating    Operating      Expenses
                                                         Management      Service        Expenses With    Expenses With    Absent
Fund Name                                                    Fee       (12b-1) Fees     Reimbursement    Reimbursement Reimbursement
---------                                                ----------  ----------------  ---------------  -------------- -------------
John Hancock Variable Series Trust I    (Note 1):
Equity Index.............................................  0.13%           N/A              0.06%           0.19%         0.19%
Growth & Income..........................................  0.68%           N/A              0.08%           0.76%         0.76%
Large Cap Value..........................................  0.75%           N/A              0.05%           0.80%         0.80%
Large Cap Value CORE (SM)................................  0.75%           N/A              0.10%           0.85%         1.09%
Large Cap Growth.........................................  0.36%           N/A              0.10%           0.46%         0.46%
Large Cap Aggressive Growth..............................  0.90%           N/A              0.10%           1.00%         1.05%
Large/Mid Cap Value......................................  0.95%           N/A              0.10%           1.05%         1.36%
Fundamental Growth*......................................  0.90%           N/A              0.10%           1.00%         1.04%
Mid Cap Growth...........................................  0.81%           N/A              0.04%           0.85%         0.85%
Small/Mid Cap CORE (SM)..................................  0.80%           N/A              0.10%           0.90%         1.23%
Small/Mid Cap Growth.....................................  0.75%           N/A              0.10%           0.85%         0.85%
Small Cap Equity*........................................  0.90%           N/A              0.10%           1.00%         1.03%
Small Cap Value*.........................................  0.95%           N/A              0.10%           1.05%         1.29%
Small Cap Growth.........................................  0.75%           N/A              0.07%           0.82%         0.82%
International Equity Index...............................  0.18%           N/A              0.10%           0.28%         0.37%
International Opportunities..............................  0.83%           N/A              0.10%           0.93%         1.09%
International Equity.....................................  1.00%           N/A              0.10%           1.10%         1.76%
Emerging Markets Equity..................................  1.22%           N/A              0.10%           1.32%         2.49%
Real Estate Equity.......................................  1.01%           N/A              0.09%           1.10%         1.10%
Health Sciences..........................................  1.00%           N/A              0.10%           1.10%         1.10%
Managed..................................................  0.66%           N/A              0.09%           0.75%         0.75%
Global Balanced..........................................  1.05%           N/A              0.10%           1.15%         1.44%
Short-Term Bond..........................................  0.30%           N/A              0.06%           0.36%         0.36%
Bond Index...............................................  0.15%           N/A              0.10%           0.25%         0.27%
Active Bond..............................................  0.62%           N/A              0.10%           0.72%         0.74%
High Yield Bond..........................................  0.65%           N/A              0.10%           0.75%         0.87%
Global Bond..............................................  0.85%           N/A              0.10%           0.95%         1.05%
Money Market.............................................  0.25%           N/A              0.04%           0.29%         0.29%


John Hancock Declaration Trust (Note 2):
V.A. Relative Value......................................  0.60%           N/A              0.19%           0.79%         0.79%
V.A. Financial Industries................................  0.80%           N/A              0.10%           0.90%         0.90%
V.A. Strategic Income....................................  0.60%           N/A              0.16%           0.76%         0.76%


Aim Variable Insurance Funds:
AIM V.I. Value...........................................  0.61%           N/A              0.23%           0.84%         0.84%
AIM V.I. Growth..........................................  0.61%           N/A              0.22%           0.83%         0.83%

Variable Insurance Products Fund-Service Class (Note
 3):
Fidelity VIP Growth......................................  0.57%          0.10%             0.09%           0.76%         0.76%

Variable Insurance Products Fund II - Service Class
  (Note 3):
Fidelity VIP Contrafund(R)...............................  0.57%          0.10%             0.09%           0.76%         0.76%
                                                                                                        -------------

                                                                                                                        Total Fund
                                                                                                        --------------
                                                                                                          Total Fund     Operating
                                                         Investment  Distribution and  Other Operating    Operating      Expenses
                                                         Management      Service        Expenses With    Expenses With    Absent
Fund Name                                                    Fee       (12b-1) Fees     Reimbursement    Reimbursement Reimbursement
---------                                                ----------  ----------------  ---------------  -------------- -------------
MFS Variable Insurance Trust - Initial Class Shares (Note
 4):
MFS Investors Growth Stock*..............................  0.75%          0.00%             0.16%           0.91%         0.92%
MFS Research.............................................  0.75%          0.00%             0.10%           0.85%         0.85%
MFS New Discovery........................................  0.90%          0.00%             0.16%           1.06%         1.09%

Janus Aspen Series - Service Shares Class  (Note 5):
Janus Aspen Worldwide Growth.............................  0.65%          0.25%             0.05%           0.95%         0.95%
Janus Aspen Global Technology............................  0.65%          0.25%             0.04%           0.94%         0.94%

M Fund, Inc.  (Note 6):
Brandes International Equity.............................  0.80%           N/A              0.25%           1.05%         1.19%
Turner Core Growth.......................................  0.45%           N/A              0.25%           0.70%         0.91%
Frontier Capital Appreciation............................  0.90%           N/A              0.25%           1.15%         1.23%
Clifton Enhanced U.S. Equity.............................  0.44%           N/A              0.25%           0.69%         1.22%
                                                                                                        --------------

Notes to Fund Expense Table
  (1) Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets. Percentages shown for the Health Sciences Fund are estimates because the fund was not in operation in 2000. Percentages shown for the Growth & Income, Fundamental Growth, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond and Global Bond funds are calculated as if the current management fee schedules, which apply to these funds effective November 1, 2000, were in effect for all of 2000. Percentages shown for the Small Cap Value and Large Cap Value funds are calculated as if the current management fee schedules, which apply to these funds effective May 1, 2001, were in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

   * Fundamental Growth was formerly "Fundamental Mid Cap Growth," Small Cap Equity was formerly "Small Cap Value," and Small Cap Value was formerly "Small/Mid Cap Value."

  (2) Percentages shown for John Hancock Declaration Trust funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. John Hancock Advisers, Inc. has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets, at least until April 30, 2002.

  (3) Actual annual class operating expenses were lower for each of the Fidelity VIP funds shown because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. See the accomanying prospectus of the fund for details.

  (4) MFS Variable Insurance Trust funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Operating Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the funds. Had these fee reductions been taken into account, total Fund Operating Expenses with Reimbursement would equal 0.90% for MFS Investors Growth Stock, 0.84% for MFS Research and

      1.05% for MFS New Discovery. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed, subject to reimbursement, to bear expenses for the MFS Investors Growth Stock and New Discovery funds, such that the funds' "Other Expenses" (after taking into account the expense offset arrangement describe above) do not exceed 0.15% for Investors Growth Stock and 0.15% for New Discovery of the average daily net assets during the current fiscal year.

  *   MFS Investors Growth Stock was formerly "MFS Growth."

  (5) Percentages shown for Janus Aspen funds are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Worldwide Growth fund. Expenses are shown without the effect of any expense offset arrangement.

  (6) Percentages shown for M Fund, Inc. funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. M Financial Advisers, Inc. reimburses a fund when the fund's other operating expenses exceed 0.25% of that fund's average daily net assets.


What other charges could JHVLICO impose in the future?

  We currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

How can I change my policy's investment allocations?

Future premium payments

  At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

  You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any investment option in any policy year is $1,000,000.

  Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to:

 . impose limits on the frequency of transfers into and out of variable investment options,

 . impose a limit of not less than 12 on the number of such transfers in any policy year, and

 . impose a charge of up to $25 on each such transfer in excess of a yearly limit of not less than 12.

   Transfers out of the fixed investment option are currently subject to the following restrictions:

 . You can only make such a transfer once a year and only during the 31 day period following your policy anniversary.

 . We must receive the request for such a transfer during the period beginning
   60 days prior to the policy anniversary and ending 30 days after it.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

   We reserve the right to impose a minimum amount limit on transfers out of the fixed investment option.

How can I access my investment in the policy?

Full surrender

  You may surrender your policy in full at any time. If you do, we will pay you the account value less any policy loans plus, if surrender occurs in the first three policy years, a refund of 50% of sales charges deducted from any Target Premiums paid within 365 days prior to the date of surrender. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

  You may make a partial withdrawal of your surrender value at any time. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your account value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page 9). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $100,000. Any partial withdrawal (other than a Terminated ASI Withdrawal Amount, as described below) will reduce your death benefit under any of the death benefit options (see "How much will JHVLICO pay when the insured person dies?" on page 15) and under the guaranteed death benefit feature (see page 7). Under Option A, such a partial withdrawal will reduce the Total Sum Insured. Under Option B, such a partial withdrawal will reduce your account value. Under the guaranteed death benefit feature, such a partial withdrawal will reduce the Basic Sum Insured. A "Terminated ASI Withdrawal Amount" is any partial withdrawal made while there is an Additional Sum Insured under the policy that later lapses as described on page 7. The total of all Terminated ASI

Withdrawal Amounts cannot exceed the Additional Sum Insured in effect immediately before the Additional Sum Insured lapses.

Policy loans

  You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. However, you can't borrow from your policy during a "grace period" (see "Lapse and reinstatement" on page 7). The maximum amount you can borrow is determined as follows:

     . We first determine the account value of your policy.

     . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

     . We then multiply the resulting amount by .75% in policy years 1 through 20 and .25% thereafter.

     . We then subtract the third item above from the second item above.

  The minimum amount of each loan is $1,000. The interest charged on any loan is an effective annual rate of 4.75% in the first 20 policy years and 4.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

  You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

     . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

     . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will JHVLICO pay when the insured person dies?

  In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Sum Insured." Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. The only limitation on how much Additional Sum Insured you can have is that it generally cannot exceed 400% of the Basic Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page 30.

  When the insured person dies, we will pay the death benefit minus any outstanding loans. There are ywo ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

     . Option A - The death benefit will equal the greater of (1) the Total Sum
       Insured, or (2) the minimum insurance amount (as described below).

     . Option B - The death benefit will equal the greater of (1) the Total Sum
       Insured plus your policy's account value on the date of death, or (2) the minimum insurance amount.

  For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

  In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the death benefit option, you must also elect which test you wish to have applied. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date (plus any refund of sales charges that might be due if the policy were surrendered on that date) by the "required additional death benefit factor" applicable on that date. In this case, the death benefit factors are derived by applying the guideline premium and cash value corridor test. The death benefit factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date (plus any refund of sales charges that might be due if the policy were surrendered on that date) by the death benefit factor applicable on that date. In this case, the death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. Regardless of which test you elect, a table showing the required additional death benefit factor for each policy year will appear in the policy.

  As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years

(see "Tax Considerations" beginning on page 35). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

Enhanced cash value rider

  In the application for the policy, you may elect to purchase the enhanced cash value rider. This rider provides an enhanced cash value benefit (in addition to the surrender value) if you surrender the policy within the first seven policy years and such surrender is not made pursuant to an exchange under Section 1035 of the Internal Revenue Code (or any successor provision). The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The benefit is also included in the account value when calculating the death benefit. Election of this rider could increase your insurance charge since it affects our amount at risk under the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

How can I change my policy's insurance coverage?

Increase in coverage

  The Basic Sum Insured generally cannot be increased after policy issue. After the first policy year, you may request an increase in the Additional Sum Insured. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. As to when an approved increase would take effect, see "Effective date of other policy transactions" on page 32.

Decrease in coverage

  The Basic Sum Insured generally cannot be decreased after policy issue. After the first policy year, you may request a reduction in the Additional Sum Insured, but only if:

     . the remaining Total Sum Insured will be at least $100,000, and

     . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

 As to when an approved decrease would take effect, see "Effective date of other policy transactions" on page 32.

Change of death benefit option

  At any time, you may request to change your coverage from death benefit Option B to Option A. Our administrative systems do not currently permit any other change of death benefit option. Such changes may be permitted in the future, but that is not guaranteed.

Tax consequences

  Please read "Tax considerations" starting on page 35 to learn about possible tax consequences of changing your insurance coverage under the policy.

Can I cancel my policy after it's issued?

  You have the right to cancel your policy within the latest of the following periods:

     . 10 days after you receive it (this period may be longer in some states);

     . 10 days after mailing by JHVLICO of the Notice of Withdrawal Right; or

     . 45 days after the date Part A of the application has been completed.

  This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to JHVLICO at one of the addresses shown on page 2, or to the JHVLICO representative who delivered the policy to you.

  In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by JHVLICO or the Series Funds prior to that date. The date of cancellation will be the date of such mailing or delivery.

Can I choose the form in which JHVLICO pays out policy proceeds?

Choosing a payment option

  You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

     . Option 1 - Proceeds left with us to accumulate with interest

     . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

     . Option 2B - Equal monthly payments for a specified period of time

     . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

     . Option 4 - Equal monthly payments for life with no refund

     . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

  You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For Options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can JHVLICO vary the terms and conditions of its policies in particular cases?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to JHVLICO in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 33. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

How will my policy be treated for income tax purposes?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 35.

How do I communate with JHVLICO?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the JHVLICO Life Servicing Office at the appropriate address shown on page 2.

  Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     . surrenders or partial withdrawals

     . change of death benefit option

     . increase or decrease in Total Sum Insured

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone transaction privilege

  The following requests may be made either in writing (signed and dated by you) or by telephone or fax if a special form is completed (see "Telephone Transactions" below):

     . loans

     . transfers of account value among investment options

     . change of allocation among investment options for new premium payments

  You should mail or express all written requests to the JHVLICO Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to the JHVLICO Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from the JHVLICO Life Servicing Office or your JHVLICO representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-521-1234 or by faxing us at 1-617-572-6956. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

               ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and Total Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Series Fund assets). After the deduction of average fees and expenses at the Series Fund level (as described below) the corresponding net annual rates of return would be -0.84%, 5.11% and 11.06%. (Investment return reflects investment income and all realized and unrealized capital gains and losses.) The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 45 year old male standard non-smoker underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by JHVLICO will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that the guaranteed minimum death benefit has not been elected beyond the tenth policy year, that no Additional Sum Insured or optional rider benefits have been elected and that no loans or withdrawals are made.

  With respect to fees and expenses deducted from Series Fund assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .72%, and (2) an assumed average asset charge for all other Series Fund operating expenses equivalent to an effective annual rate of .12%. These rates are the arithmetic average for all funds of the Series Funds. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other Series Fund operating expenses reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 11. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed. Without those arrangements, the assumed average asset charge for all other operating expenses shown above would be higher. This would result in lower values than those shown in the following tables.

  The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Total Sum Insured and annual Planned Premium amount requested.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option A Death
      Benefit No Guaranteed Minimum Death Benefit after tenth Policy Year Planned Premium: $5,649 for Seven Years*
      Using Current Charges


                                                 Death Benefit                                 Surrender Value
                                 ----------------------------------------------  ----------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ----------------------------------------------  ----------------------------------------------
Policy Year  5% annual interest       0%             6%              12%             0%              6%              12%
-----------  ------------------  -------------  -------------  ---------------  -------------  --------------  ----------------
     1              5,931           100,000        100,000          100,000         5,176           5,481            5,787
     2             12,159           100,000        100,000          100,000        10,091          11,013           11,972
     3             18,699           100,000        100,000          100,000        14,895          16,754           18,762
     4             25,565           100,000        100,000          100,000        19,425          22,551           26,064
     5             32,775           100,000        100,000          100,000        24,052          28,788           34,325
     6             40,345           100,000        100,000          107,480        28,616          35,318           43,465
     7             48,294           100,000        101,218          128,526        33,122          42,160           53,535
     8             50,709           100,000        102,091          137,116        32,337          43,784           58,805
     9             53,244           100,000        103,008          146,350        31,539          45,470           64,602
    10             55,906           100,000        103,968          156,276        30,722          47,217           70,973
    11             58,702           100,000        105,260          167,255        30,013          49,159           78,113
    12             61,637           100,000        106,604          179,070        29,285          51,176           85,963
    13             64,718           100,000        108,001          191,788        28,534          53,268           94,593
    14             67,954           100,000        109,458          205,491        27,763          55,444          104,088
    15             71,352           100,000        110,980          220,267        26,978          57,712          114,543
    16             74,920           100,000        112,553          236,169        26,155          60,060          126,024
    17             78,666           100,000        114,163          253,254        25,287          62,490          138,625
    18             82,599           100,000        115,822          271,637        24,370          65,003          152,451
    19             86,729           100,000        117,541          291,442        23,398          67,603          167,620
    20             91,065           100,000        119,326          312,798        22,364          70,291          184,259
    25            116,225           100,000        131,769          456,178        17,314          86,741          300,295
    30            148,336           100,000        147,156          672,641        10,159         106,782          488,093
    35            189,318                **        166,552        1,004,861            **         130,762          788,931

______________________________________
* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured At Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option A Death Benefit
      No Guaranteed Minimum Death Benefit after tenth Policy Year
      Planned Premium: $5,649 for Seven Years*
      Using Maximum Charges


                                                 Death Benefit                                  Surrender Value
                                 ----------------------------------------------   ----------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of     Assuming hypothetical gross annual return of
  End of       accumulated at    ----------------------------------------------   ----------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,931           100,000         100,000         100,000           4,611           4,891            5,170
     2             12,159           100,000         100,000         100,000           8,864           9,693           10,556
     3             18,699           100,000         100,000         100,000          13,042          14,700           16,494
     4             25,565           100,000         100,000         100,000          16,864          19,642           22,769
     5             32,775           100,000         100,000         100,000          20,897          25,095           30,013
     6             40,345           100,000         100,000         100,000          24,860          30,793           38,026
     7             48,294           100,000         100,000         112,452          28,751          36,748           46,839
     8             50,709           100,000         100,000         118,671          27,519          37,622           50,894
     9             53,244           100,000         100,000         125,277          26,239          38,494           55,300
    10             55,906           100,000         100,000         132,294          24,904          39,359           60,082
    11             58,702           100,000         100,000         140,030          23,628          40,341           65,398
    12             61,637           100,000         100,000         148,240          22,280          41,317           71,163
    13             64,718           100,000         100,000         156,960          20,856          42,287           77,415
    14             67,954           100,000         100,000         166,216          19,345          43,247           84,194
    15             71,352           100,000         100,000         176,035          17,738          44,195           91,542
    16             74,920           100,000         100,000         186,463          16,020          45,124           99,500
    17             78,666           100,000         100,000         197,509          14,173          46,028          108,112
    18             82,599           100,000         100,000         209,220          12,175          46,896          117,420
    19             86,729           100,000         100,000         221,631           9,998          47,718          127,470
    20             91,065           100,000         100,000         234,789           7,611          48,481          138,307
    25            116,225                **         100,000         313,560              **          51,009          206,411
    30            148,336                **         100,000         418,757              **          49,260          303,865
    35            189,318                **         100,000         559,552              **          35,446          439,313

____________________________
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option B Death Benefit
      No Guaranteed Minimum Death Benefit after tenth Policy Year
      Planned Premium: $5,649 for Seven Years*
      Using Current Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
   End of      accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%              12%             0%             6%             12%
-----------  ------------------  --------------  --------------  --------------  -------------  --------------  -------------
     1              5,931           104,990         105,296         105,601          5,173           5,479            5,785
     2             12,159           109,899         110,820         111,778         10,083          11,004           11,962
     3             18,699           114,684         116,539         118,543         14,868          16,722           18,727
     4             25,565           119,363         122,478         125,978         19,363          22,478           25,978
     5             32,775           123,935         128,644         134,151         23,935          28,645           34,151
     6             40,345           128,426         135,076         143,167         28,426          35,076           43,167
     7             48,294           132,842         141,790         153,121         32,842          41,790           53,121
     8             50,709           131,962         143,265         158,267         31,962          43,265           58,267
     9             53,244           131,063         144,780         163,929         31,063          44,780           63,929
    10             55,906           130,137         146,326         170,155         30,137          46,326           70,155
    11             58,702           129,315         148,042         177,143         29,315          48,042           77,143
    12             61,637           128,467         149,802         184,838         28,467          49,802           84,838
    13             64,718           127,588         151,604         193,310         27,588          51,604           93,310
    14             67,954           126,686         153,456         202,649         26,686          53,456          102,649
    15             71,352           125,767         155,366         217,202         25,767          55,366          112,949
    16             74,920           124,800         157,306         232,879         24,800          57,306          124,268
    17             78,666           123,779         159,271         249,724         23,779          59,271          136,693
    18             82,599           122,697         161,253         267,849         22,697          61,253          150,325
    19             86,729           121,552         163,249         287,376         21,552          63,249          165,282
    20             91,065           120,336         165,254         308,433         20,336          65,254          181,688
    25            116,225           114,483         177,483         449,803         14,483          77,483          296,098
    30            148,336           106,516         190,311         663,233          6,516          90,311          481,266
    35            189,318                **         201,476         990,798             **         101,476          777,890

 __________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
**   Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option B Death Benefit
      No Guaranteed Minimum Death Benefit after tenth Policy Year
      Planned Premium: $5,649 for Seven Years*
      Using Maximum Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
   End of      accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%              12%             0%              6%             12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ------------
     1              5,931           104,307         104,586         104,864           4,590           4,868            5,146
     2             12,159           108,517         109,339         110,195           8,799           9,621           10,477
     3             18,699           112,625         114,264         116,037          12,908          14,546           16,320
     4             25,565           116,634         119,366         122,442          16,634          19,366           22,442
     5             32,775           120,538         124,650         129,464          20,538          24,650           29,464
     6             40,345           124,336         130,118         137,162          24,336          30,118           37,162
     7             48,294           128,021         135,771         145,599          28,021          35,771           45,599
     8             50,709           126,576         136,297         149,229          26,576          36,297           49,229
     9             53,244           125,078         136,770         153,158          25,078          36,770           53,158
    10             55,906           123,516         137,176         157,404          23,516          37,176           57,404
    11             58,702           122,007         137,632         162,125          22,007          37,632           62,125
    12             61,637           120,420         138,007         167,231          20,420          38,007           67,231
    13             64,718           118,753         138,292         172,759          18,753          38,292           72,759
    14             67,954           117,000         138,476         178,744          17,000          38,476           78,744
    15             71,352           115,154         138,546         185,225          15,154          38,546           85,225
    16             74,920           113,203         138,484         192,240          13,203          38,484           92,240
    17             78,666           111,133         138,267         199,828          11,133          38,267           99,828
    18             82,599           108,927         137,869         208,029           8,927          37,869          108,029
    19             86,729           106,564         137,259         216,881           6,564          37,259          116,881
    20             91,065           104,024         136,404         226,430           4,024          36,404          126,430
    25            116,225                **         127,374         286,681              **          27,374          186,681
    30            148,336                **         106,002         377,341              **           6,002          273,812
    35            189,318                **              **         503,980              **              **          395,682

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
**   Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

                            ADDITIONAL INFORMATION

  This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 21.

Contents of this section                                            Pages to see
------------------------                                            ------------

Description of JHVLICO............................................       28

How we support the policy and investment options..................       28

Procedures for issuance of a policy...............................       29

Basic Sum Insured vs. Additional Sum Insured......................       30

Commencement of investment performance............................       31

How we process certain policy transactions........................       31

Effects of policy loans...........................................       32

Additional information about how certain policy charges work......       33

How we market the policies........................................       34

Tax considerations................................................       35

Reports that you will receive.....................................       37

Voting privileges that you will have..............................       37

Changes that JHVLICO can make as to your policy...................       37

Adjustments we make to death benefits.............................       38

When we pay policy proceeds.......................................       38

Other details about exercising rights and paying benefits.........       39

Legal matters.....................................................       39

Registration statement filed with the SEC.........................       39

Accounting and actuarial experts..................................       39

Financial statements of JHVLICO and the Account...................       39

List of Directors and Executive Officers of JHVLICO...............       40

Description of JHVLICO

  We are JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law. We are authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia. We began selling variable life insurance policies in 1980.

  We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

  We are a wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. As of December 31, 2000, John Hancock's assets were approximately $88 billion and it had invested approximately $575 million in JHVLICO in connection with JHVLICO's organization and operation. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make additional capital contributions if necessary to ensure that we maintain a positive net worth.

How we support the policy and investment options

Separate Account S

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account S (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or JHVLICO.

  The Account's assets are the property of JHVLICO. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding fund of one of the Series Funds. New subaccounts may be added as new funds are added to the Series Funds and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Series Funds.

  We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

  On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

  Generally, the policy is available with a minimum Total Sum Insured at issue of $100,000 and a minimum Basic Sum Insured at issue of $50,000. At the time of issue, the insured person must have an attained age of at least 20 and no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

  The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Total Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 30).

  The policy will take effect only if all of the following conditions are satisfied:

 . The policy is delivered to and received by the applicant.

 . The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

Basic Sum Insured vs. Additional Sum Insured

  As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  For the same amount of premiums paid, the amount of sales charge deducted from premiums and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed minimum death benefit feature. Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured), the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed minimum death benefit feature.

  Generally, you will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed minimum death benefit feature, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance. As stated earlier in this prospectus, the guaranteed minimum death benefit feature does not apply if the Additional Sum Insured is scheduled to exceed the Basic Sum Insured at any time. If such was the case, you would presumably wish to maximize the proportion of the Additional Sum Insured.

  If you want to purchase Additional Sum Insured, you may select from among several forms of it: a level amount of coverage; an amount of coverage that increases on each policy anniversary up to a prescribed limit; an amount of coverage that increases on each policy anniversary to the amount of premiums paid during prior policy years plus the Planned Premium for the current policy year, subject to certain limits; or a combination of those forms of coverage.

  Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page 35).

Commencement of investment performance

  Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

  All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

  (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . The tax problem resolves itself prior to the date the refund is to be made; or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

  (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

  Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of a variable investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

  If received on or before the policy anniversary, requests for transfer out of the fixed investment option will be processed on the policy anniversary (or the next business day if the policy anniversary does not occur on a business day). If received after the policy anniversary, such a request will be processed at the end of the business day in which we receive the request at our Life Servicing Office. If you request a transfer out of the fixed investment option 61 days or more prior to the policy anniversary, we will not process that portion of the reallocation, and your confirmation statement will not reflect a transfer out of the fixed investment option as to such request. Currently, there is no minimum amount limit on transfers into the fixed investment option, but we reserve the right to impose such a limit in the future. We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Telephone transfers and policy loans

  Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

  The following transactions take effect on the policy anniversary on or next following the date we approve the request:

 . Total Sum Insured decreases

 . Additional Sum Insured increases

 . Change of death benefit option from Option B to Option A

 . Any other change of death benefit option, when and if permitted by our administrative rules (see "Change of death benefit option" on page 17)

  Reinstatements of lapsed policies take effect on the monthly deduction date on or next following the date we approve the request for reinstatement.

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

  The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

  Whenever the outstanding loan equals or exceeds the account value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Also, taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 35).

Additional information about how certain policy charges work

Sales expenses and related charges

  The sales charges help to compensate us for the cost of selling our policies. (See "What charges will JHVLICO deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 34.) Similarly, administrative expenses not fully covered by the issue charge and the administrative charge may also be recovered from such other sources.

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total sales charges of $6,500. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to the ninth policy year, you would pay total sales charges of only $3,250. However, delaying the payment of Target Premiums to later policy years could increase the risk that the guaranteed minimum death benefit feature will lapse and the account value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Additional Sum Insured may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax considerations" beginning on page 35.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

  Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, Signator, JHVLICO, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts U and V, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

  Applications for policies are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock (on behalf of JHVLICO) performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. JHVLICO will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and JHVLICO reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

  The maximum commission payable to a Signator representative for selling a policy is 21% of the Target Premium paid in the first policy year, 12 % of the Target Premium paid in each of the second through fifth policy years, and 3% of the Target Premium paid in each policy year thereafter. The maximum commission on any premium paid in any policy year in excess of the Target Premium is 2%.

  Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

  The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

  Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

  The offering of the policies is intended to be continuous, but neither JHVLICO nor Signator is obligated to sell any particular amount of policies.

Tax considerations

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a policy (such as an increase in Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Reports that you will receive

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of each Series Fund, including a list of securities held in each fund.

Voting privileges that you will have

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Series Funds. We will vote the shares of each of the funds of the Series Funds which are deemed attributable to variable life insurance policies at regular and special meetings of the Series Funds' shareholders in accordance with instructions received from owners of such policies. Shares of the Series Funds held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that JHVLICO can make as to your policy

Changes relating to a Series Fund or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, John Hancock or an affiliate of either, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

  If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York

Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

     If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal Matters

     The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for JHVLICO. The law firm of Foley & Lardner, Washington, D.C., has advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

     Certain of the financial statements of JHVLICO and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Deborah A. Poppel, F.S.A., an Actuary of JHVLICO and Second Vice President of John Hancock.

Financial statements of JHVLICO and the Account

     The financial statements of JHVLICO included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of JHVLICO to meet its obligations under the policies.

     In addition to those financial statements of JHVLICO and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both JHVLICO and the Account for a period subsequent to the audited financial statements.

               List of Directors and Executive Officers of JHVLICO

     The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:


Directors and Executive Officers         Principal Occupations
--------------------------------         ---------------------

David F. D'Alessandro................... Chairman of the Board of JHVLICO;
                                         Chairman of the Board, President and
                                         Chief Executive Officer, John Hancock
                                         Life Insurance Company.
Michele G. Van Leer..................... Vice Chairman of the Board and
                                         President of JHVLICO; Senior Vice
                                         President, John Hancock Life Insurance
                                         Company.
Ronald J. Bocage........................ Director, Vice President and Counsel of
                                         JHVLICO; Vice President and Counsel,
                                         John Hancock Life Insurance Company.
Bruce M. Jones.......................... Director and Vice President of JHVLICO;
                                         Vice President, John Hancock Life
                                         Insurance Company.
Barbara L. Luddy........................ Director, Vice President and Actuary of
                                         JHVLICO; Senior Vice President, John
                                         Hancock Life Insurance Company.
Robert S. Paster........................ Director and Vice President of JHVLICO;
                                         Vice President, John Hancock Life
                                         Insurance Company.
Robert R. Reitano....................... Director, Vice President and Chief
                                         Investment officer of JHVLICO; Vice
                                         President and Chief Investment
                                         Strategist, John Hancock Life Insurance
                                         Company.
Paul Strong............................. Director and Vice President of JHVLICO;
                                         Vice President, John Hancock Life
                                         Insurance Company.
Roger G. Nastou......................... Vice President, Investments, of
                                         JHVLICO; Vice President, John Hancock
                                         Life Insurance Company
Todd G. Engelsen........................ Vice President and Illustration Actuary
                                         of JHVLICO; Second Vice President, John
                                         Hancock Life Insurance Company
Julie H. Indge.......................... Treasurer of JHVLICO; Assistant
                                         Treasurer, John Hancock Life Insurance
                                         Company
Earl W. Baucom.......................... Controller of JHVLICO; Senior Vice
                                         President and Controller, John Hancock
                                         Life Insurance Company.
Peter Scavongelli....................... Secretary of JHVLICO; State Compliance
                                         Officer, John Hancock Life Insurance
                                         Company

     The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

                         UNAUDITED FINANCIAL STATEMENTS

                                       FOR

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                               FIRST QUARTER 2001

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                                   March 31
                                                                     2001       December 31
                                                                  (Unaudited)      2000
                                                                  -----------  -------------
                                                                       (in millions)
Assets

Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
  (fair value: 2001--$82.5; 2000--$686.8)........................  $    83.1     $   715.4
 Available-for-sale--at fair value
  (cost: 2001--$1,765.6, 2000--$1,018.8).........................    1,795.8       1,011.8
Equity securities:
 Available-for-sale--at fair value
  (cost: 2001--$11.0; 2000--$7.1)................................        9.5           8.1
Mortgage loans on real estate....................................      562.2         554.8
Real estate......................................................       24.5          23.9
Policy loans.....................................................      345.0         334.2
Short-term investments...........................................       14.8          21.7
Other invested assets............................................       35.0          34.8
                                                                   ---------     ---------
  Total Investments..............................................    2,869.9       2,704.7
Cash and cash equivalents........................................      166.6         277.3
Accrued investment income........................................       58.6          52.1
Premiums and accounts receivable.................................        2.6           7.0
Deferred policy acquisition costs................................    1,000.0         994.1
Reinsurance recoverable..........................................       89.9          48.4
Other assets.....................................................       57.5          28.2
Separate accounts assets.........................................    7,227.1       8,082.9
                                                                   ---------     ---------
  Total Assets...................................................  $11,472.2     $12,194.7
                                                                   =========     =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                                                          March 31
                                                                            2001          December 31
                                                                         (Unaudited)         2000
                                                                         -----------     -------------
                                                                                (in millions)
Liabilities and Shareholder's Equity

Liabilities
Future policy benefits.................................................   $ 2,853.6       $ 2,754.2
Policyholders' funds...................................................         8.5            14.2
Unearned revenue.......................................................       214.2           212.0
Unpaid claims and claim expense reserves...............................        16.4            11.1
Dividends payable to policyholders.....................................         0.2             0.1
Income taxes...........................................................       100.1            64.2
Other liabilities......................................................       204.7           250.4
Separate accounts liabilities..........................................     7,227.1         8,082.9
                                                                          ---------       ---------
  Total Liabilities....................................................    10,624.8        11,389.1
Commitments and contingencies
Shareholder's Equity
Common stock, $50 par value; 50,000 shares authorized;
 50,000 shares issued and outstanding..................................         2.5             2.5
Additional paid in capital.............................................       572.4           572.4
Retained earnings......................................................       263.1           232.9
Accumulated other comprehensive income.................................         9.4            (2.2)
                                                                          ---------       ---------
  Total Shareholder's Equity...........................................       847.4           805.6
                                                                          ---------       ---------
  Total Liabilities and Shareholder's Equity...........................   $11,472.2       $12,194.7
                                                                          =========       =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


                                                                                                     Three Months Ended
                                                                                                          March 31
                                                                                                     ------------------
                                                                                                      2001        2000
                                                                                                     ------      ------
                                                                                                        (in millions)
Revenues

Premiums......................................................................................       $ 15.4      $  9.9
Universal life and investment-type product charges............................................         96.3        95.8
Net investment income.........................................................................         56.6        49.9
Net realized investment and other gains (losses), net of related
 amortization of deferred policy acquisition costs ($(0.2) and $--, respectively).............          0.6        (4.4)
Other revenue.................................................................................          0.1         0.1
                                                                                                     ------      ------
  Total revenues..............................................................................        169.0       151.3

Benefits and Expenses

Benefits to policyholders.....................................................................         61.7        69.5
Other operating costs and expenses............................................................         23.5        15.3
Amortization of deferred policy acquisition costs, excluding amounts related to
 net realized investment losses ($(0.2) and $--, respectively)................................         25.7         6.4
Dividends to policyholders....................................................................          5.3         6.4
                                                                                                     ------      ------
  Total benefits and expenses.................................................................        116.2        97.6
                                                                                                     ------      ------
Income before income taxes and cumulative
 effect of accounting change..................................................................         52.8        53.7
Income taxes..................................................................................         21.0        18.3
Income before cumulative effect of accounting change..........................................         31.8        35.4
Cumulative effect of accounting change, net of tax--Note 1....................................         (1.6)         --
                                                                                                     ------      ------
Net income....................................................................................       $ 30.2      $ 35.4
                                                                                                     ======      ======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                            AND COMPREHENSIVE INCOME


                                                                                   Accumulated
                                                        Additional                    Other            Total          Outstanding
                                              Common     Paid In      Retained    Comprehensive    Shareholder's         Shares
                                              Stock      Capital      Earnings       Income           Equity         (in thousands)
                                              ------    ----------    --------    -------------    -------------    ----------------
                                                                                  (in millions)
Balance at January 1, 2000..................   $2.5       $572.4       $133.5        $(13.4)          $695.0              50.0
Comprehensive income:
 Net income.................................                             35.4                           35.4
Other comprehensive income, net of tax:
 Net unrealized gains.......................                                            3.6              3.6
                                                                                                      ------
Comprehensive income........................                                                            39.0
                                               ----       ------       ------        ------           ------              ----
Balance at March 31, 2000...................   $2.5       $572.4       $168.9        $ (9.8)          $737.6              50.0
                                               ====       ======       ======        ======           ======              ====
                                                                                   Accumulated
                                                        Additional                    Other            Total          Outstanding
                                              Common     Paid In      Retained    Comprehensive    Shareholder's         Shares
                                              Stock      Capital      Earnings       Income           Equity         (in thousands)
                                              ------    ----------    --------    -------------    -------------    ----------------
                                                                                  (in millions)
Balance at January 1, 2000..................   $2.5       $572.4       $232.9         $(2.2)          $805.6              50.0
Comprehensive income:
 Net income.................................                             30.2                           30.2
Other comprehensive income, net of tax:
 Net unrealized gains.......................                                            4.4              4.4
                                                                                                      ------
Comprehensive income........................                                                            34.6

Change in accounting principle..............                                            7.2              7.2
                                               ----       ------       ------         -----           ------              ----
Balance at March 31, 2000...................   $2.5       $572.4       $263.1         $ 9.4           $847.1              50.0
                                               ====       ======       ======         =====           ======              ====

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       Three Months Ended
                                                                                                            March 31
                                                                                                      -------     -------
                                                                                                        2001        2000
                                                                                                      -------     -------
                                                                                                          (in millions)
Cash flows from operating activities:
 Net income.......................................................................................    $  30.2     $  35.4
 Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of discount--fixed maturities....................................................       (2.7)       (0.4)
    Net realized investment and other (losses) gains, net.........................................       (0.6)        4.4
    Change in deferred policy acquisition costs...................................................      (14.8)      (35.7)
    Depreciation and amortization.................................................................        0.2         0.2
    Increase in accrued investment income.........................................................       (6.4)       (2.8)
    Decrease in premiums and accounts receivable..................................................        4.3         9.5
    (Increase) Decrease in other assets and other
     liabilities, net.............................................................................     (119.6)       16.1
    Increase (Decrease) in policy liabilities and
     accruals, net................................................................................       66.7       (80.4)
    Increase in income taxes......................................................................       31.9        21.2
                                                                                                      -------     -------
     Net cash used in operating activities........................................................      (10.2)      (32.5)
Cash flows from investing activities:
 Sales of:
    Fixed maturities available-for-sale...........................................................       24.4        80.1
    Equity securities available-for-sale..........................................................        0.1         0.7
 Maturities, prepayments and scheduled redemptions of:
    Fixed maturities held-to-maturity.............................................................        0.8        16.2
    Fixed maturities available-for-sale...........................................................       26.0        17.1
    Short-term investments and other invested assets..............................................       21.7        10.1
    Mortgage loans on real estate.................................................................        6.4         9.2
 Purchases of:
    Fixed maturities held-to-maturity.............................................................         --       (29.5)
    Fixed maturities available-for-sale...........................................................     (162.6)     (138.9)
    Equity securities available-for-sale..........................................................       (4.7)       (0.1)
    Real estate...................................................................................       (0.1)       (0.1)
    Short-term investments and other invested assets..............................................      (16.8)       (6.6)
    Mortgage loans on real estate issued..........................................................      (14.5)       (0.3)
    Other, net....................................................................................      (17.5)      (12.7)
                                                                                                      -------     -------
     Net cash used in investing activities........................................................     (136.8)      (54.8)
Cash flows from financing activities:
 Universal life and investment-type contract deposits.............................................      231.4       261.1
 Universal life and investment-type contract maturities and withdrawals...........................     (195.1)     (109.9)
                                                                                                      -------     -------
     Net cash provided by financing activities....................................................       36.3       151.2
                                                                                                      -------     -------
     Net increase (decrease) in cash and cash equivalents.........................................     (110.7)       63.9
Cash and cash equivalents at beginning of period..................................................      277.3       259.6
                                                                                                      -------     -------
     Cash and cash equivalents at end of period...................................................    $ 166.6     $ 323.5
                                                                                                      =======     =======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

     The accompanying unaudited consolidated financial statements of John Hancock Variable Life Insurance Company (the Company), a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock or the Parent), have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these unaudited consolidated financial statements contain all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. These unaudited consolidated financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2000 included in the Company's Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission (hereafter referred to as the Company's 2000 Form 10-K. Prior to 2000, the Company did not prepare its financial statements in accordance with accounting principles generally accepted in the United States and financial information on such basis currently is not readily available for earlier periods. Comparative financial statements prepared on a statutory-basis are included in the Company's 2000 Form 10-K).

     The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

  Reorganization and Initial Public Offering

     Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

 Cumulative Effect of Accounting Change

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133". This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement. In addition, SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk.

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The adoption of SFAS No. 133, as amended, resulted in a charge to operations of $1.6 million (net of tax of $0.4 million) as of January 1, 2001. In addition, as of January 1, 2001, a $7.2 million (net of tax of $3.9 million) cumulative effect of accounting change was recorded in other comprehensive income for the transition adjustment in the adoption of SFAS 133, as amended, and the reclassification of certain securities from the held-to-maturity category to the available-for-sale category. The transition adjustment for the adoption of SFAS 133 resulted in an increase in other comprehensive income of $0.8 million (net of tax of $0.4 million) that was accounted for as the cumulative effect of accounting change. The adjustment for the reclassification of $0.6 billion of the held-to-maturity fixed maturity investment portfolio to the available-for-sale category resulted in an increase in other comprehensive income of $6.4 million (net of tax of $3.4 million) as of January 1, 2001.

 Codification

     In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribe statutory accounting practices and results in changes to the accounting practices that the Company's domestic life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of the Company's domestic life insurance subsidiaries adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an adjustment to surplus in the statutory-basis financial statements as of January 1, 2001. Although the implementation of Codification had a negative impact on the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, the Companies remains in compliance with all regulatory and contractual obligations.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2. Transactions with Parent

     John Hancock provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. John Hancock annually determines a fee (the parent company service fee) for these services and facilities based on a number of criteria, which are periodically revised to reflect continuing changes in the Company's operations. The parent company service fee is included in other operating costs and expenses within the Company's income statements. John Hancock charged the Company a service fee of $38.5 million and $48.5 million for the three months ended March 31, 2001 and 2000, respectively. As of March 31, 2001, the Company owed John Hancock $14.6 million related to these services, which is included in other liabilities. John Hancock has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's shareholder's equity from declining below $1.0 million.

Note 3. Segment Information

     The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

     Retail-Protection Segment. Offers a variety of individual life insurance, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

     Retail-Asset Gathering Segment. Offers individual annuities, consisting of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

     Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment and other gains or losses and other unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment and other gains and losses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

     Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain net realized investment and other gains (losses), net of related amortization adjustment for deferred policy acquisition costs; (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems and retail operations.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

     The following table summarizes selected financial information by segment for the three months ended March 31, 2001 and 2000, respectively, and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):


                                                                                              Retail
                                                                               Retail         Asset
As of or for the three-months ended March 31, 2001:                          Protection     Gathering     Consolidated
                                                                             ----------     ---------    --------------
Revenues:
 Segment revenues.........................................................   $  156.9       $   11.5      $    168.4
 Net realized investment and other gains, net.............................        0.6             --             0.6
                                                                             --------       --------     -----------
 Revenues.................................................................   $  157.5       $   11.5     $     169.0
 Net investment income....................................................   $   57.2       $   (0.6)    $      56.6
Net Income:
 Segment after-tax operating income.......................................   $   31.7       $   (0.3)    $      31.4
 Net realized investment and other gains, net.............................        0.4             --             0.4
 Change in accounting principle...........................................       (1.6)            --            (1.6)
                                                                             --------       --------     -----------
 Net income...............................................................       30.5           (0.3)           30.2
                                                                             ========       ========     ===========
Supplemental Information:
 Equity in net income of investees accounted for by the equity method.....   $    0.5             --     $       0.5
 Amortization of deferred policy acquisition costs........................       18.6       $    7.1            25.7
Segment assets............................................................    8,976.7        2,495.5        11,472.2

                                                                                              Retail
                                                                               Retail         Asset
As of or for the three-months ended March 31, 2001:                          Protection     Gathering     Consolidated
                                                                             ----------     ---------    --------------
Revenues:
 Segment revenues.........................................................   $  144.2       $   11.5     $     155.7
 Net realized investment and other losses, net............................       (1.3)          (3.1)           (4.4)
                                                                             --------       --------     -----------
 Revenues.................................................................   $  142.9       $    8.4     $     151.3
                                                                             ========       ========     ===========
 Net investment income....................................................   $   50.8       $   (0.9)    $      49.9
Net Income:
 Segment after-tax operating income.......................................   $   34.1       $    5.0     $      39.1
 Realized investment losses, net..........................................       (0.9)          (2.0)           (2.9)
 Restructuring charges....................................................       (0.2)            --            (0.2)
 Other demutualization related costs......................................       (0.5)          (0.1)           (0.6)
 Net income...............................................................   --------       --------     -----------
                                                                             $   32.5       $    2.9     $      35.4
                                                                             ========       ========     ===========
Supplemental Information:
 Equity in net income of investees accounted for by the equity method.....        0.1             --     $       0.1
 Amortization of deferred policy acquisition costs........................        2.6       $    3.8             6.4
Segment assets............................................................    9,435.5        3,009.4        12,444.9

     The Company operates only in the United States and has no reportable major customers. Revenues are attributed to countries based on the location of customers.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Derivatives and Hedging Instruments

     The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices, and to manage the duration mismatch of assets and liabilities.

     The fair value of derivative instruments classified as assets at March 31, 2001 was $10.5 million, and appears on the Consolidated Balance Sheet in other assets. The fair value of derivative instruments classified as liabilities at March 31, 2001 was $7.3 million, and appears on the Consolidated Balance Sheet in other liabilities.

     In certain of these cases, the Company uses hedge accounting as allowed by SFAS 133, as amended, by designating derivative instruments as either fair value or cash flow hedges. For derivative instruments that are designated as fair value hedges, the change in fair value of the derivative instrument as well as the offsetting change in fair value of the hedged item are recorded in realized investment gains and losses. The change in value of the hedged item is used to adjust its cost basis on a quarterly basis and is amortized into investment income over its remaining life, beginning either immediately or when the hedge designation is removed. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in other comprehensive income, and then reclassified into income when the hedged item affects income. Hedge effectiveness is assessed quarterly by a variety of techniques including regression analysis and cumulative dollar offset. In certain cases zero hedge ineffectiveness is assumed because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item. The ineffective portion is recorded in realized investment gains and losses.

     For derivative instruments not designated as hedges, the change in fair value of the derivative is recorded in realized investment gains and losses.

     In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors, swaptions, and equity collars), the premium is amortized into investment income over the useful life of the derivative instrument. The fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in realized investment gains and losses.

 Fair Value Hedges

     The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration mismatch of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income.

     The Company uses equity collar agreements to reduce its equity market exposure with respect to certain common stock investments that the Company holds. A collar consists of a written call option that limits the Company's potential for gain from appreciation in the stock price as well as a purchased put option that limits the Company's potential for loss from a decline in the stock price.

     Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

     For the three months ended March 31, 2001, the Company recognized a net loss of $0.3 million related to the ineffective portion of its fair value hedges, and a net gain of $0.1 million related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. For the three months ended March 31, 2001, none of the Company's hedged firm commitments no longer qualified as fair value hedges.

 Cash Flow Hedges

     The Company used interest rate cap floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses.

     For the three months ended March 31, 2001, the Company recognized no gains or losses related to the ineffective portion of its cash flow hedges, and a net gain of $0.2 million related to the portion of the hedging instruments that was excluded from the assessment of hedge effectiveness. For the three months ended March 31, 2001, none of the Company's hedged forecasted transactions no longer qualified as cash flow hedges.

     For the three months ended March 31, 2001, no amounts were reclassified from other accumulated comprehensive income to earnings and it is anticipated that no amounts will be reclassified from other accumulated comprehensive income to earnings within the next twelve months. The Company does not enter into hedging transaction for variable cash flows thus the Company currently has no maximum length for which variable cash flows are hedged.

     For the three month's ended March 31, 2001, none of the Company's cash flow hedges have been discontinued because of the probability that the original forecasted transaction would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

     There was no transition adjustment for the adoption of the statement representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. There were no losses incurred for the effective portion of the change in fair value of derivative instruments designated as cash flow hedges and added to accumulated other comprehensive income.

 Derivatives Not Designated as Hedging Instruments

     The Company enters into interest rate swap agreements, interest rate futures contracts, and interest rate cap and floor agreements to manage exposure to interest rates as described above under Fair Value Hedging without designating the derivatives as hedging instruments.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
John Hancock Variable Life Insurance Company

     We have audited the accompanying consolidated balance sheet of John Hancock Variable Life Insurance Company as of December 31, 2000, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2000. Our audit also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Variable Life Insurance Company at December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP
Boston, Massachusetts
March 16, 2001

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEET

                                                                    December 31
                                                                       2000
                                                                    -----------
                                                                   (in millions)
Assets
Investments--Notes 3 and 4
Fixed maturities:
 Held-to-maturity--at amortized cost (fair value:  $686.8).....      $   715.4
 Available-for-sale--at fair value (cost: $1,018.8)............        1,011.8
Equity securities:
 Available-for-sale--at fair value (cost: $7.1)................            8.1
Mortgage loans on real estate..................................          554.8
Real estate....................................................           23.9
Policy loans...................................................          334.2
Short-term investments.........................................           21.7
Other invested assets..........................................           34.8
                                                                     ---------
  Total Investments............................................        2,704.7
Cash and cash equivalents......................................          277.3
Accrued investment income......................................           52.1
Premiums and accounts receivable...............................            7.0
Deferred policy acquisition costs..............................          994.1
Reinsurance recoverable--Note 7................................           48.4
Other assets...................................................           28.2
Separate accounts assets.......................................        8,082.9
                                                                     ---------
  Total Assets.................................................      $12,194.7
                                                                     =========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                                                  December 31
                                                                     2000
                                                                  -----------
                                                                 (in millions)
Liabilities and Shareholder's Equity
Liabilities
Future policy benefits.........................................    $  2,754.2
Policyholders' funds...........................................          14.2
Unearned revenue...............................................         212.0
Unpaid claims and claim expense reserves.......................          11.1
Dividends payable to policyholders.............................           0.1
Income taxes--Note 5...........................................          64.2
Other liabilities..............................................         250.4
Separate accounts liabilities..................................       8,082.9
                                                                   ----------
   Total Liabilities...........................................      11,389.1
Shareholder's Equity--Note 9
Common stock, $50 par value; 50,000 shares authorized;
50,000 shares issued and outstanding...........................           2.5
Additional paid in capital.....................................         572.4
Retained earnings..............................................         232.9
Accumulated other comprehensive loss...........................          (2.2)
                                                                   ----------
   Total Shareholder's Equity..................................         805.6
                                                                   ----------
   Total Liabilities and Shareholder's Equity..................    $ 12,194.7
                                                                   ==========


The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENT OF INCOME

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                  -----------
                                                                 (in millions)
Revenues
Premiums......................................................      $  28.6
Universal life and investment-type product charges............        337.1
Net investment income--Note 3.................................        213.4
Net realized investment losses, net of related
 amortization of deferred policy acquisition
 costs of $3.8--Notes 1, 3, and 10............................        (10.6)
Other revenue.................................................          0.2
                                                                    -------
  Total revenues..............................................        568.7
Benefits and expenses
Benefits to policyholders.....................................        248.6
Other operating costs and expenses............................        116.8
Amortization of deferred policy acquisition costs,
 excluding amounts related to net realized
 investment losses of $3.8--Notes 1, 3 and 10.................         34.0
Dividends to policyholders....................................         26.1
                                                                    -------
  Total benefits and expenses.................................        425.5
                                                                    -------
Income before income taxes....................................        143.2
Income taxes--Note 5..........................................         43.8
                                                                    -------
Net income....................................................      $  99.4
                                                                    =======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

                           AND COMPREHENSIVE INCOME

                                                                                      Accumulated
                                                           Additional                    Other            Total
                                                             Paid In     Retained    Comprehensive    Shareholder's
                                             Common Stock    Capital     Earnings        Loss            Equity
                                             ------------  ----------    --------    -------------   ---------------
Balance at December 31, 1999...............      $2.5         $572.4      $133.5        ($13.4)          $695.0
Comprehensive income:
 Net income................................                                 99.4                           99.4
Other comprehensive income, net of tax:
 Net unrealized gains......................                                               11.2             11.2
Comprehensive income.......................                                                               110.6
                                                 ----         ------      ------        ------           ------
Balance at December 31, 2000...............      $2.5         $572.4      $232.9         ($2.2)          $805.6
                                                 ====         ======      ======        ======           ======

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                  -----------
                                                                 (in millions)
Cash flows from operating activities:
 Net income.....................................................   $   99.4
  Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of discount--fixed maturities...................       (1.9)
   Realized investment losses, net..............................       10.6
   Change in deferred policy acquisition costs..................     (141.5)
   Depreciation and amortization................................        1.9
   Increase in accrued investment income........................      (10.2)
   Decrease in premiums and accounts receivable.................        0.3
   Decrease in other assets and other liabilities, net..........       70.7
   Decrease in policy liabilities and accruals, net.............     (401.1)
   Increase in income taxes.....................................       22.5
                                                                   --------
    Net cash used by operating activities.......................     (349.3)
Cash flows from investing activities:
 Sales of:
  Fixed maturities available-for-sale...........................      194.6
  Equity securities available-for-sale..........................        1.0
  Real estate...................................................        0.2
  Short-term investments and other invested assets..............        1.3
 Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity.............................       79.9
  Fixed maturities available-for-sale...........................       91.5
  Short-term investments and other invested assets..............       10.1
  Mortgage loans on real estate.................................       85.6
 Purchases of:
  Fixed maturities held-to-maturity.............................     (127.2)
  Fixed maturities available-for-sale...........................     (424.7)
  Equity securities available-for-sale..........................       (0.6)
  Real estate...................................................       (0.4)
  Short-term investments and other invested assets..............      (38.8)
  Mortgage loans on real estate issued..........................     (100.5)
  Other, net....................................................      (41.5)
                                                                   --------
    Net cash used in investing activities.......................     (269.5)
Cash flows from financing activities:
 Universal life and investment-type contract deposits...........   $1,067.2
 Universal life and investment-type contract maturities and
  withdrawals...................................................     (430.7)
                                                                   --------
    Net cash provided by financing activities...................      636.5
                                                                   --------
    Net increase in cash and cash equivalents...................       17.7
Cash and cash equivalents at beginning of year..................      259.6
                                                                   --------
    Cash and cash equivalents at end of year....................   $  277.3
                                                                   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

     John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock or the Parent). The Company, domiciled in the Commonwealth of Massachusetts, issues variable and universal life insurance policies, individual whole and term life policies and variable annuity contracts. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of Company-supported independent general agencies and a direct brokerage system that markets directly to external independent brokers. Policies are also sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

     Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

     Prior to 2000, the Company did not prepare its financial statements in accordance with accounting principles generally accepted in the United States and financial information on such basis currently is not readily available for earlier periods. Comparative financial statements prepared on a statutory-basis are included elsewhere in this Form 10-K.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Investors Partner Life Insurance Company (IPL). All significant intercompany transactions and balances have been eliminated.

     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Investments

     In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of related amortization of deferred policy acquisition costs and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

     For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

     Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholder's equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses).

     Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

     Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

     Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any changes to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of.

     Policy loans are carried at unpaid principal balances which approximate fair value.

     Short-term investments are carried at amortized cost.

     Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

     Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs.

  Derivative Financial Instruments

     The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels and foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

     The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on anticipated fixed income asset acquisitions. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

     The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

     Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

     The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

     Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

     The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

     Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

     Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholder's equity.

     Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

     Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

     From time to time, futures contracts, interest rate swaps, cap and floor agreements, swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

  Revenue Recognition

     Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

     Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

  Future Policy Benefits and Policyholders' Funds

     Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 4.5% to 5.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 7.5% to 8.0% for life insurance liabilities and 3.5% to 10.3% for individual annuity liabilities.

     Policyholders' funds for universal life and investment-type products are equal to the policyholder account values before surrender charges. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products.

     Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual life claims and estimates of incurred but not reported claims based on historical claims development patterns.

     Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (Continued)

  Participating Insurance

     Participating business represents approximately 16.3% of the Company's life insurance in force and 30.1% of life insurance premiums in 2000.

     The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

  Deferred Policy Acquisition Costs

     Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $30.2 million in 2000.

     Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

     Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

  Separate Accounts

     Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

  Reinsurance

     The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

     Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statement of income reflects premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

  Federal Income Taxes

     The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

  Foreign Currency Translation

     Gains or losses on foreign currency transactions are reflected in earnings.

  Accounting Changes and New Accounting Principles Adopted

     SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains.

     The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $0.5 million (net of tax of $0.3 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in an increase to earnings of $4.9 million (net of tax of $2.7 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

     SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rates. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $550.3 million of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $4.7 million (net of tax of $2.5 million) as of January 1, 2001.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

  Codification

     In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiary will use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiary have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company and its domestic life insurance subsidiary's statutory-basis capital and surplus, the Company and its domestic life insurance subsidiary will remain in compliance with all regulatory and contractual obligations.

Note 2. Transactions with Parent

     John Hancock provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. John Hancock annually determines a fee for these services and facilities based on a number of criteria, which were revised in 2000 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $170.6 million, which has been included in other operating costs and expenses. As of December 31, 2000, the Company owed John Hancock $56.9 million related to these services, which is included in other liabilities. John Hancock has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's shareholder's equity from declining below $1.0 million.

     The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 2000 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $24.2 million of cash for tax, commission, and expense allowances to the Company, which increased the Company's net income by $0.9 million.

     The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of the Company's 1995 in-force block and 50% of 1996 and all future issue years of certain retail annuity contracts. In connection with this agreement, the Company is holding a deposit liability of $102.2 million as of December 31, 2000. This agreement had no impact on the Company's net gain from operations.

     Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 100% of expected mortality claims for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock received $1.0 million from the Company in 2000. This agreement increased the Company's net gain from operations in 2000 by $1.1 million.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments

     The following information summarizes the components of net investment income and realized investment losses, net:

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                  -----------
                                                                 (in millions)
Net Investment Income
  Fixed maturities...............................................   $138.5
  Equity securities..............................................      0.2
  Mortgage loans on real estate..................................     44.3
  Real estate....................................................      4.1
  Policy loans...................................................     17.1
  Short-term investments.........................................     19.4
  Other..........................................................      1.1
                                                                    ------
  Gross investment income........................................    224.7
   Less investment expenses......................................     11.3
                                                                    ------
   Net investment income.........................................   $213.4
                                                                    ======
Net Realized Investment Gains (Losses), Net of Related
 Amortization of Deferred Policy Acquisition Costs
 Fixed maturities................................................   $(16.0)
 Equity securities...............................................      0.8
 Mortgage loans on real estate and real estate...................     (2.3)
 Derivatives and other invested assets...........................      3.1
 Amortization adjustment for deferred policy acquisition costs...      3.8
                                                                    ------
 Net realized investment losses, net of related amortization
  of deferred policy acquisition costs...........................   $(10.6)
                                                                    ======

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

     Gross gains of $1.5 million in 2000 and gross losses of $6.0 million in 2000 were realized on the sale of available-for-sale securities.

     The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

                                                 Gross       Gross
                                    Amortized  Unrealized  Unrealized    Fair
                                      Cost       Gains       Losses      Value
                                    ---------  ----------  ----------  ---------
                                                    (in millions)
December 31, 2000
Held-to-Maturity:
Corporate securities.............   $  684.2     $23.4       $51.0      $  656.6
Mortgage-backed securities.......       29.3       0.2         1.2          28.3
Obligations of states and
 political subdivisions..........        1.9       0.0         0.0           1.9
                                    --------     -----       -----      --------
  Total..........................   $  715.4     $23.6       $52.2      $  686.8
                                    ========     =====       =====      ========
Available-for-Sale:
Corporate securities.............   $  751.6     $20.6       $27.8      $  744.4
Mortgage-backed securities.......      239.1       3.6         3.7         239.0
Obligations of states and
 political subdivisions..........        0.9       0.0         0.0           0.9
Debt securities issued by
 foreign governments.............       11.1       0.3         0.6          10.8
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies.......       16.1       0.7         0.1          16.7
                                    --------     -----       -----      --------
Total fixed maturities...........    1,018.8      25.2        32.2       1,011.8
Equity securities................        7.1       2.8         1.8           8.1
                                    --------     -----       -----      --------
  Total..........................   $1,025.9     $28.0       $34.0      $1,019.9
                                    ========     =====       =====      ========

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

     The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:

                                                          Amortized     Fair
                                                            Cost        Value
                                                          ---------   ---------
                                                               (in millions)
Held-to-Maturity:
Due in one year or less.................................  $   71.9    $   72.1
Due after one year through five years...................     234.8       235.0
Due after five years through ten years..................     222.5       223.0
Due after ten years.....................................     156.9       128.4
                                                          --------    --------
                                                             686.1       658.5
Mortgage-backed securities..............................      29.3        28.3
                                                          --------    --------
 Total..................................................  $  715.4    $  686.8
                                                          ========    ========
Available-for-Sale:
Due in one year or less.................................  $   24.9    $   24.8
Due after one year through five years...................     332.3       333.0
Due after five years through ten years..................     290.0       281.0
Due after ten years.....................................     132.5       134.0
                                                          --------    --------
                                                             779.7       772.8
Mortgage-backed securities..............................     239.1       239.0
                                                          --------    --------
 Total..................................................  $1,018.8    $1,011.8
                                                          ========    ========

     Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

     The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000, $1.4 million of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

     Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

  Changes in the allowance for probable losses on mortgage loans on real estate were as follows:


                                                   Balance at                           Balance at
                                                    Beginning                             End of
                                                     of Year    Additions  Deductions       Year
                                                   -----------  ---------  ----------  -------------
                                                                    (in millions)
Year ended December 31, 2000
Mortgage loans on real estate .................        $3.8        $1.2       $0.0         $5.0
                                                       ====        ====       ====         ====

  At December 31, 2000 the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:


                                                                   December 31
                                                                      2000
                                                                ---------------
                                                                 (in millions)

Impaired mortgage loans on real estate with provision for
 losses.......................................................       $4.2
Provision for losses..........................................        1.2
                                                                     ----
Net impaired mortgage loans on real estate....................       $3.0
                                                                     ====

  The average investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Average recorded investment in impaired loans.................       $2.1
Interest income recognized on impaired loans..................        0.3

  The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

  Restructured commercial mortgage loans aggregated $3.4 million as of December 31, 2000.The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:


                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Expected......................................................       0.34
Actual........................................................       0.27

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

  At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                            Carrying     Geographic                  Carrying
Property Type                Amount      Concentration                Amount
-------------             -------------  -------------            --------------
                          (in millions)                            (in millions)

Apartments..............     $129.2      East North Central.....      $ 68.1
Hotels..................       15.1      East South Central.....        27.6
Industrial..............       77.4      Middle Atlantic........        27.1
Office buildings........       99.2      Mountain...............        35.7
Retail..................       45.7      New England............        44.5
Mixed Use...............       13.5      Pacific................       120.7
Agricultural............      165.6      South Atlantic.........       156.7
Other...................       14.1      West North Central.....        16.9
                                         West South Central.....        59.3
                                         Canada/Other...........         3.2
Allowance for losses....       (5.0)     Allowance for losses...        (5.0)
                             ------                                   ------
 Total..................     $554.8       Total.................      $554.8
                             ======                                   ======


  Bonds with amortized cost of $7.0 million were non-income producing for the year ended December 31, 2000.

  Depreciation expense on investment real estate was $0.6 million in 2000. Accumulated depreciation was $2.5 million at December 31, 2000.

  Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $0.4 million at December 31, 2000. Total combined assets of these joint ventures and partnerships were $28.5 million (consisting primarily of investments), and total combined liabilities were $8.7 million (including $2.9 million of non-recourse notes payable to banks) at December 31, 2000. Total combined revenues and expenses of such joint ventures and partnerships were $77.6 million and $76.3 million, respectively, resulting in $1.3 million of total combined income from operations before income taxes in 2000. Net investment income on investments accounted for on the equity method totaled $0.4 million in 2000.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Derivatives

  The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:


                                                      Number of
                                                      Contracts/   Assets (Liabilities)
                                                       Notional   ---------------------
                                                       Amounts             2000
                                                      ----------  ---------------------
                                                                   Carrying       Fair
                                                         2000        Value        Value
                                                      ----------  -----------  -----------
                                                                (in millions)
Asset Hedges:
 Futures contracts to sell securities............           6          --           --
 Interest rate swap agreements...................
  Notional.......................................      $600.0          --        (10.8)
  Average fixed rate--paid.......................        6.38%         --           --
  Average float rate--received...................        6.69%         --           --
 Currency rate swap agreements...................      $ 22.3        (0.6)        (0.6)
 Equity collar agreements........................          --         0.4          0.4
Liability Hedges:
 Futures contracts to acquire securities.........          43         0.1          0.1
 Interest rate swap agreements...................
  Notional.......................................      $570.0                      9.6
  Average fixed rate--received...................        6.43%         --           --
  Average float rate--paid.......................        6.69%         --           --
 Interest rate cap agreements....................      $239.4         2.1          2.1
 Interest rate floor agreements..................       485.4         4.5          4.5

  Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on anticipated fixed income asset acquisitions. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contracts or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

  The interest rate swap agreements expire in 2001 to 2011. The interest rate cap agreements expire in 2006 to 2007 and interest rate floor agreements expire in 2010. The currency rate swap agreements expire in 2006 to 2015. The equity collar agreements expire in 2005.

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Derivatives (continued)

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 5. Income Taxes

  The Company is included in the consolidated federal income tax return of John Hancock Financial Services, Inc. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments.

  The components of income taxes were as follows:


                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Current taxes:
 Federal.....................................................        $15.2
 Foreign.....................................................          0.6
                                                                     -----
                                                                      15.8
Deferred taxes:
 Federal.....................................................         28.0
 Foreign.....................................................           --
                                                                     -----
                                                                      28.0
                                                                     -----
  Total income taxes.........................................        $43.8
                                                                     =====



  A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes and the consolidated income tax expense charged to operations follows:


                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Tax at 35%...................................................        $50.1
 Add (deduct):
 Equity base tax.............................................         (5.6)
 Tax credits.................................................         (0.6)
 Foreign taxes...............................................          0.6
 Tax exempt investment income................................         (0.7)
                                                                     -----
  Total income taxes.........................................        $43.8
                                                                     =====

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 5. Income Taxes (continued)

  The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Deferred tax assets:
 Policy reserve adjustments..................................       $ 74.6
 Other postretirement benefits...............................         23.3
 Book over tax basis of investments..........................          7.8
 Interest....................................................          7.5
 Unrealized losses...........................................          1.4
                                                                    ------
  Total deferred tax assets..................................        114.6
                                                                    ------
Deferred tax liabilities:
 Deferred policy acquisition costs...........................        199.1
 Depreciation................................................          1.8
 Basis in partnerships.......................................          0.4
 Market discount on bonds....................................          0.6
 Other.......................................................          9.5
                                                                    ------
  Total deferred tax liabilities.............................        211.4
                                                                    ------
  Net deferred tax liabilities...............................       $ 96.8
                                                                    ======

  The Company made income tax payments of $62.9 million in 2000.

Note 6. Debt and Line of Credit

  At December 31, 2000, the Company had a line of credit with John Hancock Capital Corporation, an indirect, wholly-owned subsidiary of John Hancock, totaling $250.0 million. John Hancock Capital Corporation will commit, when requested, to loan funds at prevailing interest rates as agreed to from time to time between John Hancock Capital Corporation and the Company. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

Note 7. Reinsurance

  The effect of reinsurance on premiums written and earned was as follows:


                                                                 2000 Premiums
                                                               -----------------
                                                               Written   Earned
                                                               -------  --------
                                                                 (in millions)

Life Insurance:
 Direct.....................................................   $34.1     $34.1
 Ceded......................................................    (5.5)     (5.5)
                                                               -----     -----
  Net life insurance premiums...............................   $28.6     $28.6
                                                               =====     =====

  For the year ended December 31, 2000, benefits to policyholders under life ceded reinsurance contracts were $3.0 million.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 7. Reinsurance (continued)

  Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

Note 8. Commitments and Contingencies

  The Company has extended commitments to purchase long-term bonds, issue real estate mortgages and purchase other assets totaling $37.0 million, $6.3 million and $17.4 million, respectively, at December 31, 2000. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair value of the commitments described above was $62.9 million at December 31, 2000. The majority of these commitments expire in 2001.

  In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

  During 1997, John Hancock entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, John Hancock specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $66.3 million at December 31, 2000. No costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

  During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

  Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. John Hancock and the Company will continue to update their estimate of the final cost of the settlement as claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at the time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision. If the Company's share of the settlement increases, John Hancock will contribute additional capital to the Company so that the Company's total shareholder's equity would not be impacted.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 9. Shareholder's Equity

  (a) Other Comprehensive Loss

  The components of accumulated other comprehensive loss are as follows:


                                                                                              Accumulated
                                                                                                 Other
                                                                                             Comprehensive
                                                                                                Income
                                                                                            ---------------
Balance at January 1, 2000..............................................................        ($13.4)
                                                                                                ------
Gross unrealized gains (net of deferred income tax expense of $9.7 million).............          18.0
Less reclassification adjustment for gains, realized in net income (net of
 tax expense of $1.6 million)...........................................................          (2.9)
Adjustment to deferred policy acquisition costs (net of deferred income tax
 benefit of $2.1 million)...............................................................          (3.9)
                                                                                                ------
Net unrealized gains....................................................................          11.2
                                                                                                ------
Balance at December 31, 2000............................................................         ($2.2)
                                                                                                ======



  Net unrealized investment gains (losses), included in the consolidated balance sheet as a component of shareholder's equity, are summarized as follows:


                                                                                                  2000
                                                                                             ---------------
                                                                                              (in millions)
Balance, end of year comprises:
 Unrealized investment gains (losses) on:
 Fixed maturities.......................................................................         ($7.0)
 Equity investments.....................................................................           1.0
 Derivatives and other..................................................................           0.3
                                                                                                 -----
  Total.................................................................................          (5.7)
Amounts attributable to:
 Deferred policy acquisition cost.......................................................           2.1
 Deferred federal income taxes..........................................................           1.4
                                                                                                 -----
  Total.................................................................................           3.5
                                                                                                 -----
  Net unrealized investment gains.......................................................         ($2.2)
                                                                                                 =====

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 9. Shareholder's Equity (continued)

  (b) Statutory Results

  The Company and its domestic insurance subsidiary prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize a pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis. The pension plan prepaid expense amounted to $55.6 million at December 31, 2000.

  Statutory net income and surplus include the accounts of the Company and its wholly-owned subsidiary, Investors Partners Life Insurance Company.


                                                                     2000
                                                                ---------------
                                                                 (in millions)

Statutory net income.........................................       $ 26.6
Statutory surplus............................................        527.2

  Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of Massachusetts Commissioner of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 10. Segment Information

  The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

  Retail-Protection Segment. Offers a variety of individual life insurance, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

  Retail-Asset Gathering Segment. Offers individual annuities, consisting of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10. Segment Information (continued)

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

  Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

  Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs; (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems and retail operations; (iv) the surplus tax on mutual life insurance companies that was allocated by John Hancock to the Company; and (v) a charge for certain one time costs associated with John Hancock's demutualization process.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10. Segment Information (continued)

  The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):


                                                                                        Retail
                                                                             Retail      Asset
                                                                           Protection  Gathering   Consolidated
                                                                           ----------  ---------  --------------
2000
Revenues:
 Segment revenues....................................................      $  530.8    $   48.5     $   579.3
 Realized investment losses, net.....................................         (10.6)         --         (10.6)
                                                                           --------    --------     ---------
 Revenues............................................................      $  520.2    $   48.5     $   568.7
                                                                           ========    ========     =========
 Net investment income...............................................      $  215.9       ($2.5)    $   213.4
Net Income:
 Segment after-tax operating income..................................          96.0         6.3         102.3
 Realized investment losses, net.....................................          (6.8)         --          (6.8)
 Restructuring charges...............................................          (1.1)         --          (1.1)
 Surplus tax.........................................................           5.4         0.2           5.6
 Other demutualization related cost..................................          (0.5)       (0.1)         (0.6)
                                                                           --------    --------     ---------
 Net income..........................................................      $   93.0    $    6.4     $    99.4
                                                                           ========    ========     =========
Supplemental Information:
 Equity in net income of investees accounted for by the equity
  method.............................................................      $    1.3          --     $     1.3
 Amortization of deferred policy acquisition costs...................          17.6        16.4          34.0
 Income tax expense..................................................          40.7         3.1          43.8
 Segment assets......................................................       9,326.9     2,867.8      12,194.7
Net Realized Investment Gains Data:
 Net realized investment losses......................................      $  (14.4)         --     $   (14.4)
 Add capitalization/less amortization of deferred policy
  acquisition costs related to net realized investment
  gains (losses).....................................................           3.8          --           3.8
                                                                           --------    --------     ---------
 Net realized investment losses, net of related amortization of deferred policy acquisition costs--per consolidated financial
  statements.........................................................         (10.6)         --         (10.6)
 Less income tax effect..............................................           3.8          --           3.8
                                                                           --------    --------     ---------
 Realized investment losses, net-after-tax adjustment made to
  calculate segment operating income.................................         ($6.8)         --         ($6.8)
                                                                           ========    ========     =========

  The Company operates only in the United States. The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11. Fair Value of Financial Instruments

  The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

  The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

  Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

  The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

  The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

  The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies are estimated based on discounted cash flow calculations using current market rates.

  The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

  The fair value for commitments approximates the amount of the initial commitment.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11. Fair Value of Financial Instruments (continued)

  The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                                          December 31
                                                             2000
                                                   --------------------------
                                                   Carrying Value   Fair Value
                                                   --------------  ------------
                                                         (in millions)

Assets:
 Fixed maturities:
  Held-to-maturity..............................     $  715.4       $  686.8
  Available-for-sale............................      1,011.8        1,011.8
 Equity securities:
  Available-for-sale............................          8.1            8.1
 Mortgage loans on real estate..................        554.8          574.2
 Policy loans...................................        334.2          334.2
 Short-term investments.........................         21.7           21.7
 Cash and cash equivalents......................        277.3          277.3
Liabilities:
Fixed rate deferred and immediate annuities.....         63.8           60.4
Derivatives assets/(liabilities) relating to:
  Futures contracts, net........................          0.1            0.1
  Interest rate swap agreements.................                        (1.2)
  Interest rate cap agreements..................          2.1            2.1
  Interest rate floor agreements................          4.5            4.5
  Currency rate swap agreements.................         (0.6)          (0.6)
  Equity collar agreements......................          0.4            0.4
Commitments.....................................           --           62.9

                        REPORT OF INDEPENDENT AUDITORS

To the Directors and Policyholders
John Hancock Variable Life Insurance Company

  We have audited the accompanying statutory-basis statements of financial position of John Hancock Variable Life Insurance Company as of December 31, 2000, 1999 and 1998, and the related statutory-basis statements of operations and unassigned deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements also are described in Note 1.

  In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of John Hancock Variable Life Insurance Company at December 31, 2000, 1999, and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

  However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Variable Life Insurance Company at December 31, 2000, 1999, and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                                           /S/ ERNST & YOUNG LLP
Boston, Massachusetts
March 9, 2001

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

               STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION


                                                                                       December 31
                                                                             --------------------------------
                                                                               2000        1999         1998
                                                                             ----------  ----------  -----------
                                                                                      (in millions)
Assets
 Bonds--Note 6..........................................................     $ 1,400.5   $ 1,216.3    $1,185.8
 Preferred stocks.......................................................          44.0        35.9        36.5
 Common stocks..........................................................           2.8         3.2         3.1
 Investment in affiliates...............................................          84.8        80.7        81.7
 Mortgage loans on real estate--Note 6..................................         456.0       433.1       388.1
 Real estate............................................................          24.5        25.0        41.0
 Policy loans...........................................................         218.9       172.1       137.7
 Cash items:
  Cash in banks.........................................................          45.4        27.2        11.4
  Temporary cash investments............................................         226.6       222.9         8.5
                                                                             ---------   ---------    --------
                                                                                 272.0       250.1        19.9
 Premiums due and deferred..............................................          73.0        29.9        32.7
 Investment income due and accrued......................................          43.3        33.2        29.8
 Other general account assets...........................................          17.6        65.3        47.5
 Assets held in separate accounts.......................................       8,082.8     8,268.2     6,595.2
                                                                             ---------   ---------    --------
  Total Assets..........................................................     $10,720.2   $10,613.0    $8,599.0
                                                                             =========   =========    ========


Obligations and Stockholder's Equity
Obligations
 Policy reserves........................................................     $ 2,207.9   $ 1,866.6    $1,652.0
 Federal income and other taxes payable--Note 1.........................          (7.4)       67.3        44.3
 Other general account obligations......................................         166.3       219.0       150.9
 Transfers from separate accounts, net..................................        (198.5)     (221.6)     (190.3)
 Asset valuation reserve--Note 1........................................          26.7        23.1        21.9
 Obligations related to separate accounts...............................       8,076.4     8,261.6     6,589.4
                                                                             ---------   ---------    --------
   Total Obligations....................................................      10,271.4    10,216.0     8,268.2
                                                                             =========   =========    ========
Stockholder's Equity
 Common Stock, $50 par value; authorized 50,000 shares; issued and
  outstanding 50,000 shares.............................................           2.5         2.5         2.5
 Paid-in capital........................................................         572.4       572.4       377.5
 Unassigned deficit--Note 10............................................        (126.1)     (177.9)      (49.2)
                                                                             ---------   ---------    --------
  Total Stockholder's Equity............................................         448.8       397.0       330.8
                                                                             ---------   ---------    --------
 Total Obligations And Stockholder's Equity.............................     $10,720.2   $10,613.0    $8,599.0
                                                                             =========   =========    ========

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

        STATUTORY-BASIS STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT


                                                                                 Year Ended December 31
                                                                             ------------------------------
                                                                               2000       1999        1998
                                                                             ---------  ---------  -----------
                                                                                     (in millions)
Income
 Premiums................................................................    $  945.5   $  950.8    $1,272.3
 Net investment income--Note 3...........................................       176.7      136.0       122.8
 Other, net..............................................................       475.6      605.4       618.1
                                                                             --------   --------    --------
                                                                              1,597.8    1,692.2     2,013.2
Benefits and Expenses
 Payments to policyholders and beneficiaries.............................       340.8      349.9       301.4
 Additions to reserves to provide for future payments to
  policyholders and beneficiaries........................................       844.4      888.8     1,360.2
 Expenses of providing service to policyholders and obtaining new
  insurance--Note 5......................................................       363.4      314.4       274.2
 State and miscellaneous taxes...........................................        25.8       20.5        28.1
                                                                             --------   --------    --------
                                                                              1,574.4    1,573.6     1,963.9
                                                                             --------   --------    --------
Gain From Operations Before Federal Income Tax (Credit) Expense
 and Net Realized Capital Losses.........................................        23.4      118.6        49.3
Federal income tax (credit) expense--Note 1..............................       (18.0)      42.9        33.1
                                                                             --------   --------    --------
Gain From Operations Before Net Realized Capital Losses..................        41.4       75.7        16.2
Net realized capital losses--Note 4......................................       (18.2)      (1.7)       (0.6)
                                                                             --------   --------    --------
Net Income...............................................................        23.2       74.0        15.6
Unassigned deficit at beginning of year..................................      (177.9)     (49.2)      (58.3)
Net unrealized capital gains (losses) and other adjustments--Note 4......         8.0       (3.8)       (6.0)
Adjustment to premiums due and deferred..................................        21.4         --          --
Other reserves and adjustments--Note 10..................................        (0.8)    (198.9)       (0.5)
                                                                             --------   --------    --------
Unassigned Deficit at End of Year........................................    $ (126.1)  $ (177.9)   $  (49.2)
                                                                             ========   ========    ========

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                   STATUTORY-BASIS STATEMENTS OF CASH FLOWS


                                                                              Year ended December 31
                                                                           ----------------------------
                                                                            2000      1999        1998
                                                                           --------  --------  -----------
                                                                                  (in millions)
Cash flows from operating activities:
 Insurance premiums...................................................     $ 939.9   $ 958.5    $1,275.3
 Net investment income................................................       166.0     134.2       118.2
 Benefits to policyholders and beneficiaries..........................      (315.1)   (321.6)     (275.5)
 Dividends paid to policyholders......................................       (26.1)    (25.6)      (22.3)
 Insurance expenses and taxes.........................................      (362.4)   (344.8)     (296.9)
 Net transfers to separate accounts...................................      (513.0)   (705.3)     (874.4)
 Other, net...........................................................       347.4     540.6       551.3
                                                                           -------   -------    --------
   Net Cash Provided From Operations..................................       236.7     236.0       475.7
                                                                           -------   -------    --------
Cash flows used in investing activities:
 Bond purchases.......................................................      (450.7)   (240.7)     (618.8)
 Bond sales...........................................................       148.0     108.3       340.7
 Bond maturities and scheduled redemptions............................        80.0      78.4       111.8
 Bond prepayments.....................................................        29.4      18.7        76.5
 Stock purchases......................................................        (8.8)     (3.9)      (23.4)
 Proceeds from stock sales............................................         1.7       3.6         1.9
 Real estate purchases................................................        (0.4)     (2.2)       (4.2)
 Real estate sales....................................................         0.2      17.8         2.1
 Other invested assets purchases......................................       (13.8)     (4.5)         --
 Mortgage loans issued................................................       (85.7)    (70.7)     (145.5)
 Mortgage loan repayments.............................................        61.6      25.3        33.2
 Other, net...........................................................        23.7     (68.9)     (435.2)
                                                                           -------   -------    --------
  Net Cash Used In Investing Activities...............................      (214.8)   (138.8)     (660.9)
                                                                           -------   -------    --------
Cash flows from financing activities:
 Capital contribution.................................................          --     194.9          --
 Net (decrease) increase in short-term note payable...................          --     (61.9)       61.9
                                                                           -------   -------    --------
  Net Cash Provided From Financing Activities.........................          --     133.0        61.9
                                                                           -------   -------    --------
  Increase (Decrease) In Cash and Temporary Cash Investments..........        21.9     230.2      (123.3)
Cash and temporary cash investments at beginning of year..............       250.1      19.9       143.2
                                                                           -------   -------    --------
   Cash and Temporary Cash Investments at End of Year.................     $ 272.0   $ 250.1    $   19.9
                                                                           =======   =======    ========

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

Note 1. Nature of Operations and Significant Accounting Practices

  John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock). The Company, domiciled in the Commonwealth of Massachusetts, writes variable and universal life insurance policies and variable annuity contracts. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of Company-supported independent general agencies and a direct brokerage system that markets directly to external independent brokers. Policies also are sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

  Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

  The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

  Basis of Presentation: The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

  The significant differences from GAAP include:(1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized in relation to future estimated gross profits; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available-for-sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred. The carrying values of investment securities and real estate are reduced through the income statement when there has been a decline in value deemed other than temporary and mortgage loan valuation allowances, if necessary, are established when the Company determines it is probable that it will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement;
(7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to unassigned deficit rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; and
(9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions, are recorded directly to unassigned deficit rather than being reflected in income. GAAP net income for the year ended December 31, 2000 and GAAP shareholder's equity as of December 31, 2000 and 1999 were $99.4 million, $805.6 million and $695.0 million, respectively. The effects of variances from GAAP on net income for the year ended December 31, 1999 have not been determined but are presumed to be material.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  The significant accounting practices of the Company are as follows:

  Permitted Statutory Accounting Practices: In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company will use to prepare its statutory-basis financial statements. The Commonwealth of Massachusetts Division of Insurance has adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company's statutory-basis capital and surplus, the Company will remain in compliance with all regulatory and contractual obligations.

  Revenues and Expenses: Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

  Cash and Temporary Cash Investments: Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

  Valuation of Assets: General account investments are carried at amounts determined on the following bases:

  Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

  Investments in affiliates are included on the statutory equity method.

  Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

  The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap and floor agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged. Net premiums related to equity collar positions are amortized into income on a straight-line basis over the term of the collars. The interest rate cap and floor agreements and collars are carried at fair value, with changes in fair value reflected directly in unassigned deficit.

  Mortgage loans are carried at outstanding principal balance or amortized cost.

  Investment real estate is carried at depreciated cost, less encumbrances. Depreciation on investment real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $2.5 million in 2000, $1.9 million in 1999, and $3.0 million in 1998.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Real estate acquired in satisfaction of debt and real estate held for sale are carried at the lower of cost or fair value.

  Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

  Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. Changes to the AVR are charged or credited directly to the unassigned deficit.

  The Company also records the NAIC prescribed Interest Maintenance Reserve
(IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 2000, the IMR, net of 2000 amortization of $1.6 million, amounted to $4.2 million, which is included in other general account obligations. The corresponding 1999 amounts were $2.3 million and $7.4 million, respectively, and the corresponding 1998 amounts were $2.4 and $10.7 million, respectively.

  Goodwill: The excess of cost over the statutory book value of the net assets of life insurance business acquired was $6.3 million, $8.9 million, and $11.4 million at December 31, 2000, 1999 and 1998, respectively, and generally is amortized over a ten-year period using a straight-line method.

  Separate Accounts: Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered, principally for variable annuity contracts and variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

  Fair Value Disclosure of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 11.

  The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

  The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

  Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

  The fair values for common and preferred stocks, other than its subsidiary investments, which are carried at equity values, are based on quoted market prices.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap agreements, and currency swap agreements are based on current settlement values. The current settlement values are based on brokerage quotes that utilize pricing models or formulas using current assumptions.

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amount in the statement of financial position for policy loans approximates their fair value.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 2000.

  Capital Gains and Losses: Realized capital gains and losses are determined using the specific identification method. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net gain or loss. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to the unassigned deficit.

  Policy Reserves: Life reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for variable life insurance policies are maintained principally on the modified preliminary term method using the 1958 and 1980 Commissioner's Standard Ordinary (CSO) mortality tables, with an assumed interest rate of 4% for policies issued prior to May 1, 1983 and 4 1/2% for policies issued on or thereafter. Reserves for single premium policies are determined by the net single premium method using the 1958 CSO mortality table, with an assumed interest rate of 4%. Reserves for universal life policies issued prior to 1985 are equal to the gross account value which at all times exceeds minimum statutory requirements. Reserves for universal life policies issued from 1985 through 1988 are maintained at the greater of the Commissioner's Reserve Valuation Method (CRVM) using the 1958 CSO mortality table, with 4 1/2% interest or the cash surrender value. Reserves for universal life policies issued after 1988 and for flexible variable policies are maintained using the greater of the cash surrender value or the CRVM method with the 1980 CSO mortality table and 5 1/2% interest for policies issued from 1988 through 1992; 5% interest for policies issued in 1993 and 1994; and 4 1/2% interest for policies issued in 1995 through 2000.

  Federal Income Taxes: Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company are consolidated with John Hancock in filing a consolidated federal income tax return for the affiliated group. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments. The Company made federal income tax payments of $65.1 million in 2000, $10.6 million in 1999, and $38.2 million in 1998.

  Income before taxes differs from taxable income principally due to tax-exempt investment income, the limitation placed on the tax deductibility of policyholder dividends, accelerated depreciation, differences in policy reserves for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Amounts for disputed tax issues relating to the prior years are charged or credited directly to policyholders' contingency reserve.

  Adjustments to Policy Reserves: From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions. Reserve modifications resulting from such determinations are recorded directly to stockholder's equity. No such refinements were made during 2000, 1999 or 1998.

  Reinsurance: Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Note 2. Investment in Affiliate

  The Company owns all outstanding shares of Investors Partner Life Insurance Company (IPL). IPL manages a block of single premium whole life insurance business and began marketing term life and variable universal life products through brokers in 1999.

  Summarized statutory-basis financial information for IPL for 2000, 1999 and 1998 is as follows:


                                                        2000    1999     1998
                                                       ------  ------  -------
                                                           (In millions)
Total assets.........................................  $554.7  $571.0   $587.8
Total liabilities....................................   476.3   499.2    517.5
Total revenues.......................................    42.8    35.6     38.8
Net income...........................................     3.3     3.5      3.8



Note 3. Net Investment Income

  Investment income has been reduced by the following amounts:


                                                          2000   1999    1998
                                                          -----  -----  ------
                                                             (In millions)
Investment expenses..................................     $ 9.0  $ 9.5   $ 8.3
Interest expense.....................................        --    1.7     2.4
Depreciation expense.................................       0.6    0.6     0.8
Investment taxes.....................................       0.5    0.3     0.7
                                                          -----  -----   -----
                                                          $10.1  $12.1   $12.2
                                                          =====  =====   =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Net Capital Gains (Losses) and Other Adjustments

  Net realized capital losses consist of the following items:


                                                        2000    1999    1998
                                                      -------  ------  ------
                                                          (In millions)
Net (losses) gains from asset sales................   $(19.5)  $(2.8)   $ 7.6
Capital gains tax..................................     (0.3)    0.2     (2.9)
Amounts transferred to IMR.........................      1.6     0.9     (5.3)
                                                      ------   -----    -----
 Net realized capital losses.......................   $(18.2)  $(1.7)   $(0.6)
                                                      ======   =====    =====



  Net unrealized capital gains (losses) and other adjustments consist of the following items:


                                                        2000    1999    1998
                                                       ------  ------  ------
                                                           (In millions)
Net gains (losses) from changes in security values
 and book value adjustments..........................  $11.6   $(2.6)   $(2.7)
Increase in asset valuation reserve..................   (3.6)   (1.2)    (3.3)
                                                       -----   -----    -----
 Net unrealized capital gains (losses) and other
  adjustments........................................  $ 8.0   $(3.8)   $(6.0)
                                                       =====   =====    =====



Note 5. Transactions With Parent

  John Hancock provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. John Hancock annually determines a fee for these services and facilities based on a number of criteria which were revised in 2000, 1999 and 1998 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $162.2 million, $188.3 million, $157.5 million, in 2000, 1999, and 1998, respectively, which has been included in insurance and investment expenses. John Hancock has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's stockholder's equity from declining below $1.0 million.

  The service fee charged to the Company by John Hancock includes $0.7 million, $0.2 million, and $0.7 million in 2000, 1999, and 1998, respectively, representing the portion of the provision for retiree benefit plans determined under the accrual method, including a provision for the 1993 transition liability which is being amortized over twenty years, that was allocated to the Company. John Hancock allocates a portion of the activity related to its defined benefit pension plans to the Company. The pension plan prepaid expense allocated to the Company amounted to $55.0 million and $41.9 million in 2000 and 1999, respectively. Since 1988, the Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense, if any, in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 5. Transactions With Parent (continued)

  The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 2000 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $24.2 million, $44.5 million, and $4.9 million of cash for tax, commission, and expense allowances to the Company, which decreased the Company's net gain from operations by $0.9 million in 2000, and increased the Company's net gain from operations by$20.6 million, and $22.2 million in 1999, and 1998, respectively.

  Effective January 1, 1996, the Company entered into a modified coinsurance agreement with John Hancock to reinsure 50% of the 1995 inforce block and 50% of 1996 and all future issue years of certain variable annuity contracts (Independence Preferred, Declaration, Independence 2000, MarketPlace, and Revolution). In connection with this agreement, the Company received a net cash payment of $17.4 million, $40.0 million, and $12.7 million in 2000, 1999, and 1998, respectively, for surrender benefits, tax, reserve increase, commission, expense allowances and premium. This agreement increased the Company's net gain from operations by $5.6 million, $26.9 million, and $8.4 million in 2000, 1999, and 1998, respectively.

  Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 100% of expected mortality claims in 2000, 1999 and 1998 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock received $1.0 million, $0.8 million, and $1.0 million in 2000, 1999, and 1998, respectively, for mortality claims to the Company. This agreement decreased the Company's net gain from operations by $1.1 million in 2000 and $0.5 million in both 1999 and 1998.

  The Company had a $200.0 million line of credit with an affiliate, John Hancock Capital Corp. At December 31, 2000 and 1999, the Company had no outstanding borrowings under this agreement.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments

  The statement value and fair value of bonds are shown below:


                                                                             Gross       Gross
                                                                Statement  Unrealized  Unrealized    Fair
                                                                  Value      Gains       Losses      Value
                                                                ---------  ----------  ----------  ---------
                                                                               (In millions)
December 31, 2000
U.S. Treasury securities and obligations of
 U.S. government corporations and agencies..............        $    5.7     $  --       $  --      $    5.7
Obligations of states and political subdivisions........             1.8        --          --           1.8
Debt securities issued by foreign governments...........            10.9       0.3         0.6          10.6
Corporate securities....................................         1,158.8      36.4        68.5       1,126.7
Mortgage-backed securities..............................           223.3       3.4         4.6         222.1
                                                                --------     -----       -----      --------
  Total bonds...........................................        $1,400.5     $40.1       $73.7      $1,366.9
                                                                ========     =====       =====      ========

December 31, 1999
U.S. Treasury securities and obligations of
 U.S. government corporations and agencies..............        $    5.9        --       $ 0.1      $    5.8
Obligations of states and political subdivisions........             2.2     $ 0.1         0.1           2.2
Debt securities issued by foreign governments...........            13.9       0.8         0.1          14.6
Corporate securities....................................           964.9      13.0        59.4         918.5
Mortgage-backed securities..............................           229.4       0.5         7.8         222.1
                                                                --------     -----       -----      --------
  Total bonds...........................................        $1,216.3     $14.4       $67.5      $1,163.2
                                                                ========     =====       =====      ========

December 31, 1998
U.S. Treasury securities and obligations of
 U.S. government corporations and agencies..............        $    5.1     $ 0.1          --      $    5.2
Obligations of states and political subdivisions........             3.2       0.3          --           3.5
Corporate securities....................................           925.2      50.4       $15.0         960.6
Mortgage-backed securities..............................           252.3      10.0         0.1         262.2
                                                                --------     -----       -----      --------
  Total bonds...........................................        $1,185.8     $60.8       $15.1      $1,231.5
                                                                ========     =====       =====      ========

  The statement value and fair value of bonds at December 31, 2000, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments (continued)


                                                          Statement     Fair
                                                            Value      Value
                                                          ---------  ---------
                                                             (In millions)
Due in one year or less.................................  $   72.4    $   72.5
Due after one year through five years...................     424.2       427.7
Due after five years through ten years..................     428.5       419.5
Due after ten years.....................................     252.1       225.1
                                                          --------    --------
                                                           1,177.2     1,144.8
Mortgage-backed securities..............................     223.3       222.1
                                                          --------    --------
                                                          $1,400.5    $1,366.9
                                                          ========    ========


  Gross gains of $0.9 million in 2000, $0.3 million in 1999, and $3.4 million in 1998 and gross losses of $3.0 million in 2000, $4.0 million in 1999 and $0.7 million in 1998 were realized from the sale of bonds.

  At December 31, 2000, bonds with an admitted asset value of $9.6 million were on deposit with state insurance departments to satisfy regulatory requirements.

  The cost of common stocks was $3.1 million at December 31, 2000 and 1999 and $2.1 million at December 31, 1998. At December 31, 2000, gross unrealized appreciation on common stocks totaled $1.5 million, and gross unrealized depreciation totaled $1.8 million. The fair value of preferred stock totaled $41.6 million, $35.9 million, and $36.5 million at December 31, 2000, 1999, and 1998, respectively.

  Bonds with amortized cost of $5.1 million were non-income producing for the twelve months ended December 31, 2000.

  At December 31, 2000, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.


                           Statement    Geographic                 Statement
Property Type                Value      Concentration                Value
-------------            -------------  -------------           --------------
                         (In millions)                           (In millions)
Apartments.............     $ 93.7      East North Central......    $ 64.3
Hotels.................       13.0      East South Central......      20.9
Industrial.............       63.5      Middle Atlantic.........      20.9
Office buildings.......       84.7      Mountain................      27.0
Retail.................       35.4      New England.............      23.4
Agricultural...........      142.5      Pacific.................     108.0
Other..................       23.2      South Atlantic..........     120.7
                            ------
                                        West North Central......      16.0
                                        West South Central......      51.5
                                        Other...................       3.3
                                                                    ------
                            $456.0                                  $456.0
                            ======                                  ======

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments (continued)

  At December 31, 2000, the fair values of the commercial and agricultural mortgage loans portfolios were $317.5 million and $149.8 million, respectively. The corresponding amounts as of December 31, 1999 were approximately $323.5 million and $98.2 million, respectively.

  The maximum and minimum lending rates for mortgage loans during 2000 were 12.84% and 8.29% for agricultural loans, and 8.94% and 8.07% for other properties. Generally, the maximum percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.

Note 7. Reinsurance

  The Company cedes business to reinsurers to share risks under variable life, universal life and flexible variable life insurance policies for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 2000 were $588.1 million, $187.3 million, and $19.9 million, respectively. The corresponding amounts in 1999 were $594.9 million, $132.8 million, and $13.6 million, respectively, and the corresponding amounts in 1998 were $590.2 million, $63.2 million, and $8.2 million, respectively.

  Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

  Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

  The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 2000 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8. Financial Instruments With Off-Balance-Sheet Risk

  The notional amounts, carrying values and estimated fair values of the Company's derivative instruments were as follows at December 31:


                                                 Number of
                                                 Contracts/      Assets (Liabilities)
                                              Notional Amounts           2000
                                              ----------------  ---------------------
                                                                 Carrying       Fair
                                                    2000           Value        Value
                                              ----------------  -----------  --------
                                                          ($ in millions)
Futures contracts to sell securities.......       $     --         $ --        $  --
Futures contracts to buy securities........             43          0.1          0.1
Interest rate swap agreements..............       $1,150.0           --
Interest rate cap agreements...............          239.4          2.1          2.1
Currency rate swap agreements..............           22.3           --         (0.6)
Equity collar agreements...................             --          0.4          0.4
Interest rate floor agreements.............          361.4          1.4          1.4



                                                 Number of
                                                 Contracts/      Assets (Liabilities)
                                              Notional Amounts           1999
                                              ----------------  ---------------------
                                                                 Carrying       Fair
                                                    1999           Value        Value
                                              ----------------  -----------  --------
                                                          ($ In millions)
Futures contracts to sell securities.......           362          $0.6        $ 0.6
Interest rate swap agreements..............        $965.0            --         11.5
Interest rate cap agreements...............         239.4           5.6          5.6
Currency rate swap agreements..............          15.8            --         (1.6)



                                                  Number of
                                                  Contracts/     Assets (Liabilities)
                                               Notional Amounts          1998
                                               ----------------  ---------------------
                                                                  Carrying      Fair
                                                     1998          Value       Value
                                               ----------------  ----------  ---------
                                                           ($ In millions)
Futures contracts to sell securities.......            947         $(0.5)      $ (0.5)
Interest rate swap agreements..............         $365.0            --        (17.7)
Interest rate cap agreements...............           89.4           3.1          3.1
Currency rate swap agreements..............           15.8            --         (3.3)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8. Financial Instruments With Off-Balance-Sheet Risk (continued)

  The Company uses futures contracts, interest rate swap, cap agreements, and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities.

  The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call that limits the Company's potential gain from appreciation in the stock price as well as a put that limits the Company's loss potential from a decline in the stock price.

  The futures contracts expire in 2001. The interest rate swap agreements expire in 2000 to 2011. The interest rate cap agreements expire in 2006 to 2008. The currency rate swap agreements expire in 2006 to 2015. The equity collar agreements expire in 2005.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 9. Policy Reserves, Policyholders' and Beneficiaries' Funds and Obligations Related to Separate Accounts

  The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal, with and without adjustment, are summarized as follows:


                                                     December 31, 2000   Percent
                                                     -----------------  --------
                                                           (In millions)
Subject to discretionary withdrawal (with
 adjustment).......................................
 With market value adjustment......................      $   30.3          1.1%
 At book value less surrender charge...............          54.7          2.1
 At market value...................................       2,250.3         84.8
                                                         --------        -----
  Total with adjustment............................       2,335.3         88.0
Subject to discretionary withdrawal at book value
 (without adjustment)..............................         312.8         11.8
Not subject to discretionary withdrawal--general
 account...........................................           7.1          0.2
                                                         --------        -----
  Total annuity reserves and deposit liabilities...      $2,655.2        100.0%
                                                         ========        =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10. Commitments and Contingencies

  The Company has extended commitments to purchase long-term bonds issue real estate mortgages and purchase other assets totaling $33.5 million, $6.3 million and $14.7 million, respectively, at December 31, 2000. The Company monitors the creditworthiness of borrowers under long-term bonds commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair value of the commitments described above is $56.4 million at December 31, 2000. The majority of these commitments expire in 2001.

  In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

  During 1997, John Hancock entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, John Hancock specifically denied any wrongdoing. During 1999, the Company recorded a $194.9 million reserve, through a direct charge to its unassigned deficit, representing the Company's share of the settlement and John Hancock contributed $194.9 million of capital to the Company. The reserve held at December 31, 2000 amounted to $39.5 million and is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

  Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. John Hancock and the Company will continue to update their estimate of the final cost of the settlement as claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision. If the Company's share of the settlement increases, John Hancock will contribute additional capital to the Company so that the Company's total stockholder's equity would not be impacted.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11 -- Fair Value of Financial Instruments

  The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                                                         December 31
                                                           ----------------------------------------
                                                                  2000                 1999
                                                           ------------------   -------------------
                                                           Carrying    Fair     Carrying     Fair
                                                            Amount    Value      Amount     Value
                                                           --------  --------   --------  ---------
                                                                        (In millions)
Assets
Bonds--Note 6..........................................    $1,400.5  $1,366.9   $1,216.3   $1,163.2
Preferred stocks--Note 6...............................        44.0      41.6       35.9       35.9
Common stocks--Note 6..................................         2.8       2.8        3.2        3.2
Mortgage loans on real estate--Note 6..................       456.0     467.3      433.1      421.7
Policy loans--Note 1...................................       218.9     218.9      172.1      172.1
Cash items--Note 1.....................................       272.0     272.0      250.1      250.1

Derivatives assets (liabilities) relating to: Note 8
Futures contracts......................................         0.1       0.1        0.6        0.6
Interest rate swaps....................................          --      (0.4)        --       11.5
Currency rate swaps....................................          --      (0.6)        --       (1.6)
Interest rate caps.....................................         2.1       2.1        5.6        5.6
Equity collar agreements...............................          --       0.4         --         --

Liabilities
Commitments--Note 10...................................          --      56.4         --       19.4

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11 -- Fair Value of Financial Instruments (continued)


                                                             December 31
                                                         --------------------
                                                                1998
                                                         --------------------
                                                         Carrying      Fair
                                                          Amount      Value
                                                         ---------  ---------
                                                            (In millions)
Assets
Bonds--Note 6.........................................   $1,185.8    $1,231.5
Preferred stocks--Note 6..............................       36.5        36.5
Common stocks--Note 6.................................        3.1         3.1
Mortgage loans on real estate--Note 6.................      388.1       401.3
Policy loans--Note 1..................................      137.7       137.7
Cash items--Note 1....................................       19.9        19.9

Derivatives assets (liabilities) relating to: Note 8
Futures contracts.....................................       (0.5)       (0.5)
Interest rate swaps...................................         --       (17.7)
Currency rate swaps...................................         --        (3.3)
Interest rate caps....................................        3.1         3.1

Liabilities
Commitments--Note 10..................................         --        32.1



  The carrying amounts in the tables are included in the statutory-basis statements of financial position. The method and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
                   OTHER THAN INVESTMENTS IN RELATED PARTIES

                            As of December 31, 2000
                            (in millions of dollars)


                                                                                      Amount at Which
                                                                                        Shown in the
                                                                                        Consolidated
           Type of Investment                                      Cost (2)   Value     Balance Sheet
           ------------------                                      --------   -----    --------------
Fixed maturity securities, available-for-sale:
Bonds:
United States government and government agencies and
 authorities.................................................         16.1      16.7          16.7
States, municipalities and political subdivisions............          6.8       6.7           6.7
Foreign governments..........................................         11.1      10.8          10.8
Public utilities.............................................         49.1      50.1          50.1
Convertibles and bonds with warrants attached................         13.7      13.6          13.6
All other corporate bonds....................................        877.1     871.5         871.5
Certificates of deposits.....................................          0.0       0.0           0.0
Redeemable preferred stock...................................         44.9      42.4          42.4
                                                                   -------   -------       -------
Total fixed maturity securities, available-for-sale..........      1,018.8   1,011.8       1,011.8
                                                                   -------   -------       -------

Equity securities, available-for-sale:
Common stocks:
Public utilities.............................................          0.0       0.0           0.0
Banks, trust and insurance companies.........................          0.0       0.0           0.0
Industrial, miscellaneous and all other......................          4.0       4.8           4.8
Non-redeemable preferred stock...............................          3.1       3.3           3.3
                                                                   -------   -------       -------
Total equity securities, available-for-sale..................          7.1       8.1           8.1
                                                                   -------   -------       -------

Fixed maturity securities, held-to-maturity:
Bonds:
United States government and government
 agencies and authorities....................................          0.0       0.0           0.0
States, municipalities and political subdivisions............          1.9       1.9           1.9
Foreign governments..........................................          0.0       0.0           0.0
Public utilities.............................................         42.5      43.4          42.5
Convertibles and bonds with warrants attached................         13.3      11.1          13.3
All other corporate bonds....................................        657.7     630.4         657.7
Certificates of deposits.....................................          0.0       0.0           0.0
Redeemable preferred stock...................................          0.0       0.0           0.0
                                                                   -------   -------       -------
Total fixed maturity securities,
 held-to-maturity............................................        715.4     686.8         715.4
                                                                   -------   -------       -------


Equity securities, trading:
Common stocks:
Public utilities.............................................
Banks, trust and insurance companies.........................
Industrial, miscellaneous and all other......................
Non-redeemable preferred stock...............................
Total equity securities, trading.............................          0.0       0.0           0.0
                                                                   -------   -------       -------
Mortgage loans on real estate, net (1).......................        559.8      XXXX         554.8

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
             OTHER THAN INVESTMENTS IN RELATED PARTIES (continued)

                            As of December 31, 2000
                            (in millions of dollars)


                                                             Amount at Which
                                                               Shown in the
                                                               Consolidated
                                          Cost (2)    Value    Balance Sheet
                                          --------    -----   --------------
Real estate, net:
Investment properties (1)...............     23.9      XXXX          23.9
Acquired in satisfaction of debt (1)....      0.0      XXXX           0.0
Policy loans............................    334.2      XXXX         334.2
Other long-term investments (2).........     34.8      XXXX          34.8
Short-term investments..................     21.7      XXXX          21.7
                                          -------   -------       -------
 Total investments......................  2,715.7   1,706.7       2,704.7
                                          =======   =======       =======



(1) Difference from Column B is primarily due to valuation allowances due to impairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 3 to the consolidated financial statements.
(2) Difference from Column B is primarily due to operating gains (losses) of investments in limited partnerships.

See accompanying independent auditors' report.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

       As of December 31, 2000, 1999 and 1998 and for the year then ended
                            (in millions of dollars)


                                       Future Policy                 Other
                          Deferred       Benefits,                   Policy
                           Policy      Losses, Claims              Claims and
                         Acquisition      and Loss      Unearned    Benefits    Premium
       Segment              Costs         Expenses      Premiums    Payable     Revenue
       -------          ------------  ---------------  ---------   ----------   -------
GAAP
2000:
Protection............     $819.3        $2,698.4        $212.0      $11.1      $   28.6
Asset Gathering.......      174.8            70.0            --         --            --
                           ------        --------        ------      -----      --------
 Total................     $994.1        $2,768.4        $212.0      $11.1      $   28.6
                           ------        --------        ------      -----      --------
Statutory Basis
2000:
 Variable Products....        N/A        $2,206.0        $  8.8      $16.4      $  945.4
                           ------        --------        ------      -----      --------
1999:
 Variable Products....        N/A        $1,864.9        $  3.9      $15.4      $  950.8
                           ------        --------        ------      -----      --------
1998:
 Variable Products....        N/A        $1,651.7        $  2.3      $13.1      $1,272.3
                           ------        --------        ------      -----      --------

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

      As of December 31, 2000, 1999 and 1998 and for the year then ended
                           (in millions of dollars)


                                                                   Amortization of
                                                  Benefits,        Deferred Policy
                                               Claims, Losses,    Acquisition Costs,
                                      Net            and          Excluding Amounts       Other
                                  Investment      Settlement     Related to Realized    Operating
                 Segment            Income         Expenses        Investment Gains      Expenses
                 -------          ----------   ---------------   -------------------    ---------
GAAP
2000:
Protection......................   $215.9         $  242.2             $17.6             $100.5
Asset Gathering.................     (2.5)             6.4              16.4               16.3
                                   ------         --------             -----             ------
 Total..........................   $213.4         $  248.6             $34.0             $116.8
                                   ------         --------             -----             ------
Statutory Basis
2000:
 Variable Products..............   $176.7         $1,185.2               N/A             $389.2
                                   ------         --------             -----             ------
1999:
 Variable Products..............   $136.0         $1,238.7               N/A             $334.9
                                   ------         --------             -----             ------
1998:
 Variable Products..............   $122.8         $1,661.6               N/A             $302.3
                                   ------         --------             -----             ------

          JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY AND SUBSIDIARY

                          SCHEDULE IV -- REINSURANCE

                            As of December 31, 2000
                           (in millions of dollars)

                                                                                              Percentage
                                                         Ceded to    Assumed                  of Amount
                                                Gross      Other    from Other                  Assumed
                                               Amount    Companies   Companies   Net Amount     to Net
                                               ------    ---------  ----------   ----------   ----------
GAAP
2000
Life insurance in force.....................  $98,737.2  $39,495.8     $37.1     $59,278.5       0.1%
                                              ---------  ---------     -----     ---------       ---
Premiums:
Life insurance..............................  $    34.1  $     5.5     $  --     $    28.6       0.0%
Accident and health insurance...............         --         --        --            --       0.0%
P&C.........................................         --         --        --            --       0.0%
                                              ---------  ---------     -----     ---------       ---
  Total.....................................  $    34.1  $     5.5     $  --     $    28.6       0.0%
                                              =========  =========     =====     =========       ===
Statutory Basis
2000
Life insurance in force.....................  $96,574.3  $38,059.7     $  --     $58,514.6       0.0%
                                              ---------  ---------     -----     ---------       ---
Premiums:
Life insurance..............................  $ 1,533.6  $   588.1     $  --     $   945.5       0.0%
Accident and health insurance...............         --         --        --            --       0.0%
P&C.........................................         --         --        --            --       0.0%
                                              ---------  ---------     -----     ---------       ---
  Total.....................................  $ 1,533.6  $   588.1     $  --     $   945.5       0.0%
                                              =========  =========     =====     =========       ===
1999
Life insurance in force.....................  $74,831.8  $ 8,995.0     $  --     $55,836.8       0.0%
                                              ---------  ---------     -----     ---------       ---
Premiums:
Life insurance..............................  $ 1,545.7  $   594.9     $  --     $   950.8       0.0%
Accident and health insurance...............         --         --        --            --       0.0%
P&C.........................................         --         --        --            --       0.0%
                                              ---------  ---------     -----     ---------       ---
  Total.....................................  $ 1,545.7  $   594.9     $  --     $   950.8       0.0%
                                              =========  =========     =====     =========       ===

          JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY AND SUBSIDIARY

                            As of December 31, 2000
                           (in millions of dollars)

                                                                                         Percentage
                                                     Ceded to     Assumed                 of Amount
                                            Gross      Other    from Other      Net        Assumed
                                           Amount    Companies   Companies    Amount       to Net
                                           ------    ---------  ----------    ------     ----------
1998
Life insurance in force.................  $62,628.7  $15,302.1      $--      $47,326.6      0.0%
                                          ---------  ---------      ----     ---------      ---
Premiums:
Life insurance..........................  $ 1,862.5  $   590.2      $--      $ 1,272.3      0.0%
Accident and health insurance...........         --         --       --             --      0.0%
P&C.....................................         --         --       --             --      0.0%
                                          ---------  ---------      ----     ---------      ---
  Total.................................  $ 1,862.5  $   590.2      $--      $ 1,272.3      0.0%
                                          =========  =========      ====     =========      ===


Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

See accompanying independent auditors' report.

                        UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                     JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                              FIRST QUARTER 2001

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                STATEMENT OF ASSETS AND LIABILITIES (Unaudited)

                                March 31, 2001


                                                                                                International
                                                                       Large Cap     Active        Equity        Small Cap
                                                                        Growth        Bond          Index         Growth
                                                                      Subaccount   Subaccount    Subaccount     Subaccount
                                                                      -----------  -----------  -------------  -------------
Assets
Cash...............................................................            --           --            --             --
Investments in shares of portfolios of John Hancock
 variable Series Trust I, at value.................................   $99,430,650  $48,592,479   $31,032,184    $29,941,306
Investments in shares of portfolios of Outside Trust,
 at value
Receivable from:
 John Hancock Variable Series Trust I..............................            --      243,403        77,034             --
 Outside Trust.....................................................            --           --            --             --
                                                                      -----------  -----------   -----------    -----------
Total assets.......................................................    99,430,650   48,835,882    31,109,218     29,941,306
Liabilities
Payable To:
 John Hancock Variable Life Insurance Company......................           798          264           234            242
 Outside Trust.....................................................            --           --            --             --
Asset charges payable..............................................            --           --            --             --
                                                                      -----------  -----------   -----------    -----------
Total liabilities..................................................           798          264           234            242
                                                                      -----------  -----------   -----------    -----------
Net assets.........................................................   $99,429,852  $48,835,618   $31,108,984    $29,941,064
                                                                      ===========  ===========   ===========    ===========



                                                                         Global       Mid Cap    Large Cap         Money
                                                                        Balanced      Growth       Value          Market
                                                                       Subaccount   Subaccount   Subaccount     Subaccount
                                                                       ----------  -----------   ----------     ----------
Assets
Cash...............................................................            --           --           --             --
Investments in shares of portfolios of John Hancock Variable
 series Trust I, at value..........................................    $3,714,255  $39,075,697  $58,862,981   $159,403,578
Investments in shares of portfolios of Outside Trust, at value.....            --           --           --             --
Receivable from:
 John Hancock Variable Series Trust I..............................         4,670           --       64,240         65,492
 Outside Trust.....................................................            --           --           --             --
                                                                       ----------  -----------  -----------   ------------
Total assets.......................................................     3,718,925   39,075,697   58,927,221    159,469,070
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company......................            32          322          409          4,674
 Outside Trust.....................................................            --           --           --             --
Asset charges payable..............................................            --           --           --           (389)
                                                                       ----------  -----------  -----------   ------------
Total liabilities..................................................            32          322          409          4,285
                                                                       ----------  -----------  -----------   ------------
Net assets.........................................................    $3,718,893  $39,075,375  $58,926,812   $159,464,785
                                                                       ==========  ===========  ===========   ============


See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                March 31, 2001

                                                                        Large/Mid Cap  Small/Mid Cap  Real Estate     Growth &
                                                                          Value II        Growth        Equity         Income
                                                                         Subaccount     Subaccount    Subaccount     Subaccount
                                                                        -------------  -------------  -----------  -------------
Assets
Cash..................................................................            --             --            --             --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................   $35,544,187    $11,703,215   $18,825,952   $149,964,413
Investments in shares of portfolios of Outside Trust, at
 value................................................................            --             --            --             --
Receivable from:
 John Hancock Variable Series Trust I.................................        22,909             --        85,235             --
 Outside Trust........................................................            --             --            --             --
                                                                         -----------    -----------   -----------   ------------
Total assets..........................................................    35,567,096     11,703,215    18,911,187    149,964,413
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company.........................           279            120           111          1,634
 Outside Trust........................................................            --             --            --             --
Asset charges payable.................................................            --             --            --             --
                                                                         -----------    -----------   -----------   ------------
Total liabilities.....................................................           279            120           111          1,634
                                                                         -----------    -----------   -----------   ------------
Net assets............................................................   $35,566,817    $11,703,095   $18,911,076   $149,962,779
                                                                         ===========    ===========   ===========   ============



                                                                                       Short-term   Small Cap   International
                                                                           Managed        Bond        Equity    Opportunities
                                                                          Subaccount   Subaccount   Subaccount    Subaccount
                                                                          ----------   ----------   ----------  -------------
Assets
Cash..................................................................            --           --           --             --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................  $128,568,138  $12,008,650  $23,903,815    $36,956,822
Investments in shares of portfolios of Outside Trust, at value........            --           --           --             --
Receivable from:
 John Hancock Variable Series Trust I.................................       233,675       59,706           --             --
 Outside Trust........................................................            --           --           --             --
                                                                        ------------  -----------  -----------    -----------
Total assets..........................................................   128,801,813   12,068,356   23,903,815     36,956,822
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company.........................         1,780           94          197            301
 Outside Trust........................................................            --           --           --             --
Asset charges payable.................................................            --           --           --             --
                                                                        ------------  -----------  -----------    -----------
Total liabilities.....................................................         1,780           94          197            301
                                                                        ------------  -----------  -----------    -----------
Net assets............................................................  $128,800,033  $12,068,262  $23,903,618    $36,956,521
                                                                        ============  ===========  ===========    ===========


See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                 March 31, 2001

                                                     Turner         Brandes
                            Equity       Global       Core       International
                            Index         Bond       Growth         Equity
                          Subaccount   Subaccount  Subaccount     Subaccount
                         ------------  ----------  -----------  ---------------
Assets
Cash...................            --          --           --             --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value.................  $150,134,459  $8,644,854           --             --
Investments in shares
 of portfolios of
 Outside Trust, at
 value.................            --          --  $20,727,690    $41,460,236
Receivable from:
 John Hancock Variable
  Series Trust I.......       135,859          --           --             --
 Outside Trust.........            --          --           --             --
                         ------------  ----------  -----------    -----------
Total assets...........   150,270,318   8,644,854   20,727,690     41,460,236
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company..............         1,185          85           --             --
 Outside Trust.........            --          --          110            184
Asset charges payable..            --          --           --             --
                         ------------  ----------  -----------    -----------
Total liabilities......         1,185          85          110            184
                         ------------  ----------  -----------    -----------
Net assets.............  $150,269,133  $8,644,769  $20,727,580    $41,460,052
                         ============  ==========  ===========    ===========

                         Frontier      Clifton
                          Capital      Enhanced       Emerging         Bond
                        Appreciation  U.S. Equity  Markets Equity      Index
                         Subaccount    Subaccount    Subaccount     Subaccount
                        ------------  -----------  --------------  -------------
Assets
Cash...................          --            --            --              --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value.................          --            --    $4,783,091     $19,015,509
Investments in shares
 of portfolios of
 Outside Trust, at
 value................. $26,344,095   $15,387,536            --              --
Receivable from:
 John Hancock Variable
  Series Trust I.......          --            --            --          99,724
 Outside Trust.........          --            --            --              --
                        -----------   -----------    ----------     -----------
Total assets...........  26,344,095    15,387,536     4,783,091      19,115,233
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company..............          --            --            42             137
 Outside Trust.........         132            72            --              --
Asset charges payable..          --            --            --              --
                        -----------   -----------    ----------     -----------
Total liabilities......         132            72            42             137
                        -----------   -----------    ----------     -----------
Net assets............. $26,343,963   $15,387,464    $4,783,049     $19,115,096
                        ===========   ===========    ==========     ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                 March 31, 2001

                                            High      Large Cap
                             Small/Mid     Yield     Aggressive    Fundamental
                              Cap CORE      Bond        Growth        Growth
                             Subaccount  Subaccount   Subaccount    Subaccount
                             ----------  ----------  -----------  -------------
Assets
Cash........................         --          --         --             --
Investments in shares of
 portfolios of John Hancock
 Variable Series Trust I,
 at value................... $3,022,993  $5,136,253   $556,272     $1,495,448
Investments in shares of
 portfolios of Outside
 Trust, at value............         --          --         --             --
Receivable from:
 John Hancock Variable
  Series Trust I............      2,470      36,915         --             --
 Outside Trust..............         --          --         --             --
                             ----------  ----------   --------     ----------
Total assets................  3,025,463   5,173,168    556,272      1,495,448
Liabilities
Payable to:
 John Hancock Variable Life
  Insurance Company.........         21          46          6             10
 Outside Trust..............         --          --         --             --
Asset charges payable.......         --          --         --             --
                             ----------  ----------   --------     ----------
Total liabilities...........         21          46          6             10
                             ----------  ----------   --------     ----------
Net assets.................. $3,025,442  $5,173,122   $556,266     $1,495,438
                             ==========  ==========   ========     ==========

                                        Large Cap
                            Active        Value      Aim V.I.     Fidelity VIP
                            Bond II      Core II       Value         Growth
                           Subaccount   Subaccount   Subaccount    Subaccount
                          -----------  -----------  -----------  --------------
Assets
Cash.....................        --           --            --             --
Investments in shares of
 portfolios of John
 Hancock Variable Series
 Trust I, at value.......  $131,881     $657,993            --             --
Investments in shares of
 portfolios of Outside
 Trust, at value.........        --           --    $1,387,182    $17,410,110
Receivable from:
 John Hancock Variable
  Series Trust I.........       628        1,372            --             --
 Outside Trust...........        --           --            --             --
                           --------     --------    ----------    -----------
Total assets.............   132,509      659,365     1,387,182     17,410,110
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company................         1            7            --             --
 Outside Trust...........        --           --            10             35
Asset charges payable....        --           --            --             --
                           --------     --------    ----------    -----------
Total liabilities........         1            7            10             35
                           --------     --------    ----------    -----------
Net assets...............  $132,508     $659,358    $1,387,172    $17,410,075
                           ========     ========    ==========    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                 March 31, 2001

                                         Janus Aspen  Janus Aspen      New
                        Fidelity VIP II     Global     Worldwide    Discovery      Templeton
                           Contrafund     Technology     Growth       Series      International
                          Subaccount      Subaccount   Subaccount   Subaccount     Subaccount
                        ---------------  -----------  -----------  -----------  ----------------
Assets
Cash...................           --            --            --           --              --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value.................           --            --            --           --              --
Investments in shares
 of portfolios of
 Outside Trust, at
 value.................   $1,198,357      $394,241    $1,048,850   $2,795,153      $3,122,949
Receivable from:
 John Hancock Variable
  Series Trust I.......           --            --            --           --              --
 Outside Trust.........           --            --            --           --              --
                          ----------      --------    ----------   ----------      ----------
Total assets...........    1,198,357       394,241     1,048,850    2,795,153       3,122,949
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company..............           --            --            --           --              --
 Outside Trust.........            9             5            10           12              26
Asset charges payable..           --            --            --           --              --
                          ----------      --------    ----------   ----------      ----------
Total liabilities......            9             5            10           12              26
                          ----------      --------    ----------   ----------      ----------
Net assets.............   $1,198,348      $394,236    $1,048,840   $2,795,141      $3,122,923
                          ==========      ========    ==========   ==========      ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     STATEMENTS OF OPERATIONS (Unaudited)


                       Years and periods ended March 31,

                                                      Large Cap Growth Subaccount                        Active Bond
                                               ------------------------------------------  ---------------------------------------
                                                   2001           2000          1999          2001          2000          1999
                                               -------------  -------------  ------------  -----------  ------------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........            --   $ 20,421,555   $17,558,034   $  804,764   $ 2,372,089    $ 2,851,613
 Outside Trust...............................            --             --            --           --            --             --
                                               ------------   ------------   -----------   ----------   -----------    -----------
Total investment income......................            --     20,421,555    17,558,034      804,764     2,372,089      2,851,613
 Expenses:
 Mortality and expense risks.................  $     84,875        433,387       324,595       22,844        92,626        126,407
                                               ------------   ------------   -----------   ----------   -----------    -----------
Net investment income (loss).................       (84,875)    19,988,168    17,233,439      781,920     2,279,464      2,725,206
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)..................    (5,633,141)     5,243,833     5,003,007      (94,016)   (1,159,229)    (1,391,910)
Net unrealized appreciation (depreciation)
 during the period...........................   (21,582,383)   (53,885,375)   (2,053,672)     522,142     2,598,926     (1,837,190)
                                               ------------   ------------   -----------   ----------   -----------    -----------
Net realized and unrealized gain (loss) on
 investments.................................   (27,215,524)   (48,641,542)    2,949,335      428,126     1,439,697     (3,229,100)
                                               ------------   ------------   -----------   ----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations...................  $(27,300,399)  $(28,653,374)  $20,182,774   $1,210,046   $ 3,719,161    $  (503,894)
                                               ============   ============   ===========   ==========   ===========    ===========

                                               International Equity Index Subaccount             Small Cap Growth Subaccount
                                               --------------------------------------     -----------------------------------------
                                                  2001          2000          1999           2001           2000           1999
                                               ------------  ------------  ----------     ------------  -------------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $   122,409   $ 1,780,524   $  936,475              --   $  3,489,821    $ 3,697,955
 Outside Trust...............................           --            --           --              --             --             --
                                               -----------   -----------   ----------     -----------   ------------    -----------
Total investment income......................      122,409     1,780,524      936,475              --      3,489,821      3,697,955
Expenses:
 Mortality and expense risks.................       22,345       112,998       81,058     $    25,156        135,490         60,221
                                               -----------   -----------   ----------     -----------   ------------    -----------
Net investment income (loss).................      100,064     1,667,526      855,417         (25,156)     3,354,331      3,637,734
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)..................   (1,801,348)      670,269      753,750      (4,688,586)     2,830,901      2,548,944
Net unrealized appreciation (depreciation)
 during the period...........................   (2,387,503)   (8,622,825)   4,871,167      (3,244,997)   (17,022,592)     3,920,455
                                               -----------   -----------   ----------     -----------   ------------    -----------
Net realized and unrealized gain (loss) on
 investments.................................   (4,188,851)   (7,952,556)   5,624,917      (7,933,583)   (14,191,691)     6,469,399
                                               -----------   -----------   ----------     -----------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations...................  $(4,088,787)  $(6,285,030)  $6,480,334     $(7,958,739)  $(10,837,360)   $10,107,133
                                               ===========   ===========   ==========     ===========   ============    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                   Global Balanced Subaccount                  Mid Cap Growth Subaccount
                                               -----------------------------------    --------------------------------------------
                                                 2001         2000         1999           2001           2000            1999
                                               ---------   ----------   ----------    ------------   ------------    -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $  13,198    $ 191,397    $ 372,766               -   $  9,182,305      $ 6,491,783
 Outside Trust...............................          -            -            -               -              -                -
                                               ---------    ---------    ---------    ------------   ------------      -----------
Total investment income......................     13,198      191,397      372,766               -      9,182,305        6,491,783
Expenses:
 Mortality and expense risks.................      2,943       15,646       13,792    $     37,362        243,927          102,248
                                               ---------    ---------    ---------    ------------   ------------      -----------
Net investment income (loss).................     10,255      175,751      358,974         (37,362)     8,938,378        6,389,535
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)..................    (44,424)    (506,008)      15,640      (4,811,558)     8,113,159        5,188,018
Net unrealized appreciation (depreciation)
 during the period...........................   (222,976)    (109,325)    (173,912)    (14,501,126)   (49,252,941)      15,078,681
                                               ---------    ---------    ---------    ------------   ------------      -----------
Net realized and unrealized gain (loss)
 on investments..............................   (267,400)    (615,333)    (158,272)    (19,312,684)   (41,139,782)      20,266,699
                                               ---------    ---------    ---------    ------------   ------------      -----------
Net increase (decrease) in net
 assets resulting from operations............  $(257,145)   $(439,582)   $ 200,072    $(19,350,046)  $(32,201,404)     $26,656,234
                                               =========    =========    =========    ============   ============      ===========

                                                     Large Cap Value Subaccount                  Money Market Subaccount
                                               ---------------------------------------  ------------------------------------------
                                                  2001          2000          1999          2001           2000            1999
                                               -----------   ----------    -----------  ------------    ----------      ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $   241,955   $2,639,356    $ 1,809,072  $  2,306,392    $5,785,606      $3,279,928
 Outside Trust...............................           --           --             --            --            --              --
                                               -----------   ----------    -----------  ------------    ----------      ----------
Total investment income......................      241,955    2,639,356      1,809,072     2,306,392     5,785,606       3,279,928
Expenses:
 Mortality and expense risks.................       36,652      109,830         88,877       103,449       328,559         291,398
                                               -----------   ----------    -----------  ------------    ----------      ----------
Net investment income (loss).................      205,343    2,529,526      1,720,195     2,202,943     5,437,047       2,988,530
Net realized and unrealized gain (loss)
 on investments:
Net realized gains (losses)..................     (293,449)    (861,398)       705,454            --            --              --
Net unrealized appreciation (depreciation)
 during the period...........................   (1,587,326)   3,840,473     (2,181,112)           --            --              --
                                               -----------   ----------    -----------  ------------    ----------      ----------
Net realized and unrealized gain (loss)
 on investments..............................   (1,880,775)   2,979,075     (1,475,658)           --            --              --
                                               -----------   ----------    -----------  ------------    ----------      ----------
Net increase (decrease) in net assets
 resulting from operations...................  $(1,675,432)  $5,508,601    $   244,537  $  2,202,943    $5,437,047      $2,988,530
                                               ===========   ==========    ===========  ============    ==========      ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                Large/Mid Cap Value II Subaccount               Small/Mid Cap Growth
                                              -------------------------------------    ---------------------------------------
                                                 2001          2000         1999          2001           2000         1999
                                              -----------   ----------   ----------    -----------    ----------   -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $    80,843   $3,243,126   $  110,190             --    $1,246,873   $ 1,421,656
 Outside Trust..............................           --           --           --             --            --            --
                                              -----------   ----------   ----------    -----------    ----------   -----------
Total investment income.....................       80,843    3,243,126      110,190             --     1,246,873     1,421,656
Expenses:
 Mortality and expense risks................       25,002       84,295       68,611    $    11,460        39,985        32,995
                                              -----------   ----------   ----------    -----------    ----------   -----------
Net investment income (loss)................       55,841    3,158,831       41,579        (11,460)    1,206,888     1,388,661
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses).................      355,204    2,578,812     (860,332)      (144,975)     (652,532)       13,375
Net unrealized appreciation (depreciation)
 during the period..........................   (2,429,725)     689,275    1,757,919     (1,284,092)      119,763    (1,001,208)
                                              -----------   ----------   ----------    -----------    ----------   -----------
Net realized and unrealized gain (loss) on
 investments................................   (2,074,521)   3,268,087      897,587     (1,429,067)     (532,769)     (987,833)
                                              -----------   ----------   ----------    -----------    ----------   -----------
Net increase (decrease) in net assets
 resulting from operations..................  $(2,018,680)  $6,426,918   $  939,166    $(1,440,527)   $  674,119   $   400,828
                                              ===========   ==========   ==========    ===========    ==========   ===========

                                                   Real Estate Equity Subaccount             Growth & Income Subaccount
                                                -----------------------------------   ----------------------------------------
                                                  2001         2000         1999          2001          2000          1999
                                                ---------   ----------    ---------   ------------  ------------   -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......    $  85,235   $1,569,398    $ 544,845   $    144,754  $ 34,126,174   $23,565,679
 Outside Trust..............................           --           --           --             --            --            --
                                                ---------   ----------    ---------   ------------  ------------   -----------
Total investment income.....................       85,235    1,569,398      544,845        144,754    34,126,174    23,565,679
Expenses:
 Mortality and expense risks................        9,644       45,265       29,468        166,247       844,779       715,377
                                                ---------   ----------    ---------   ------------  ------------   -----------
Net investment income (loss)................       75,591    1,524,133      515,377        (21,673)   33,281,395    22,850,302
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses).................      203,153    1,851,413     (735,504)    (5,630,912)    2,197,930     6,207,253
Net unrealized appreciation (depreciation)
 during the period..........................     (860,127)   1,041,612       80,925    (22,235,750)  (63,700,088)   (5,814,839)
                                                ---------   ----------    ---------   ------------  ------------   -----------
Net realized and unrealized gain (loss) on
 investments................................     (656,974)   2,893,025     (654,579)   (27,866,662)  (61,502,158)      392,414
                                                ---------   ----------    ---------   ------------  ------------   -----------
Net increase (decrease) in net assets
 resulting from operations..................    $(581,383)  $4,417,158    $(139,202)  $(27,888,335) $(28,220,763)  $23,242,716
                                                =========   ==========    =========   ============  ============   ===========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                            Managed Subaccount                     Short-Term Bond Subaccount
                                                -------------------------------------------    -----------------------------------
                                                   2001            2000            1999          2001         2000         1999
                                                -----------    ------------     -----------    --------    ----------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.........  $   766,432    $ 13,844,402     $11,251,980    $208,406    $  920,563    $ 957,614
 Outside Trust................................           --              --              --          --            --           --
                                                -----------    ------------     -----------    --------    ----------    ---------
Total investment income.......................      766,432      13,844,402      11,251,980     208,406       920,563      957,614
Expenses:
 Mortality and expense risks..................      163,646         686,633         495,544       8,649        37,022       50,128
                                                -----------    ------------     -----------    --------    ----------    ---------
Net investment income (loss)..................      602,786      13,157,769      10,756,436     199,757       883,541      907,486
Net realized and unrealized gain (loss)
 on investments:
Net realized gains (losses)...................     (819,169)       (233,751)      2,233,258     239,799      (210,780)    (441,667)
Net unrealized appreciation (depreciation)
 during the period............................   (7,242,148)    (13,708,391)     (6,419,069)    102,448       451,906      (85,754)
                                                -----------    ------------     -----------    --------    ----------    ---------
Net realized and unrealized gain (loss)
 on investments...............................   (8,061,317)    (13,942,142)     (4,185,811)    342,247       241,126     (527,421)
                                                -----------    ------------     -----------    --------    ----------    ---------
Net increase (decrease) in net assets
 resulting from operations....................  $(7,458,531)   $   (784,373)    $ 6,570,625    $542,004    $1,124,667    $ 380,065
                                                ===========    ============     ===========    ========    ==========    =========

                                                  Small Cap Equity Subaccount            International Opportunities Subaccount
                                             --------------------------------------    -------------------------------------------
                                                2001          2000          1999          2001            2000             1999
                                             -----------   -----------    ---------    -----------    ------------      ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......           --   $ 2,024,209    $ 409,324             --    $  2,592,009      $2,096,195
 Outside Trust.............................           --            --           --             --              --              --
                                             -----------   -----------    ---------    -----------    ------------      ----------
Total investment income....................           --     2,024,209      409,324             --       2,592,009       2,096,195
Expenses:
 Mortality and expense risks...............       19,857        89,912       64,613    $    29,733         134,950          90,191
                                             -----------   -----------    ---------    -----------    ------------      ----------
Net investment income (loss)...............      (19,857)    1,934,297      344,711        (29,733)      2,457,059       2,006,004
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)................  $  (414,106)     (158,893)    (979,002)    (4,239,503)      2,209,044       1,907,809
Net unrealized appreciation (depreciation)
 during the period.........................   (2,671,384)   (4,241,216)     325,684     (2,198,539)    (11,479,826)      3,818,953
                                             -----------   -----------    ---------    -----------    ------------      ----------
Net realized and unrealized gain (loss) on
 investments...............................   (3,085,490)   (4,400,109)    (653,318)    (6,438,042)     (9,270,782)      5,726,762
                                             -----------   -----------    ---------    -----------    ------------      ----------
Net increase (decrease) in net assets
 resulting from operations.................  $(3,105,347)  $(2,465,812)   $(308,607)   $(6,467,775)   $ (6,813,723)     $7,732,766
                                             ===========   ===========    =========    ===========    ============      ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                       Equity Index Subaccount                   Global Bond Subaccount
                                              -----------------------------------------   -----------------------------------
                                                  2001           2000          1999         2001         2000         1999
                                              ------------   ------------   -----------   ---------    ---------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $    452,358   $  8,279,123   $ 5,839,023          --    $ 459,052    $ 460,088
 Outside Trust..............................            --             --            --          --           --           --
                                              ------------   ------------   -----------   ---------    ---------    ---------
Total investment income.....................       452,358      8,279,123     5,839,023          --      459,052      460,088
Expenses:
 Mortality and expense risks................       111,998        552,681       335,573   $   7,550       28,858       35,321
                                              ------------   ------------   -----------   ---------    ---------    ---------
Net investment income (loss)................       340,360      7,726,442     5,503,450      (7,550)     430,194      424,767
Net realized and unrealized gain
 (loss) on investments:
Net realized gains (losses).................    (1,145,017)     4,357,007     7,681,081       2,596     (302,157)    (204,675)
Net unrealized appreciation (depreciation)
 during the period..........................   (18,080,001)   (30,073,491)    4,678,509    (283,798)     688,537     (433,526)
                                              ------------   ------------   -----------   ---------    ---------    ---------
Net realized and unrealized gain
 (loss) on investments......................   (19,225,018)   (25,716,484)   12,359,590    (281,202)     386,380     (638,201)
                                              ------------   ------------   -----------   ---------    ---------    ---------
Net increase (decrease) in net
 assets resulting from operations...........  $(18,884,658)  $(17,990,042)  $17,863,040   $(288,752)   $ 816,574    $(213,434)
                                              ============   ============   ===========   =========    =========    =========

                                                 Turner Core Growth Subaccount        Brandes International Equity Subaccount
                                             --------------------------------------  -----------------------------------------
                                                2001          2000          1999         2001           2000           1999
                                             -----------   -----------   ----------  -----------    -----------     ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......           --            --           --           --             --             --
 Outside Trust.............................           --   $ 3,134,021   $1,349,358           --    $ 2,849,758     $  549,978
                                             -----------   -----------   ----------  -----------    -----------     ----------
Total investment income....................           --     3,134,021    1,349,358           --      2,849,758        549,978
Expenses:
 Mortality and expense risks...............  $    11,226        61,261       33,920  $    17,512         57,452         34,297
                                             -----------   -----------   ----------  -----------    -----------     ----------
Net investment income (loss)...............      (11,226)    3,072,760    1,315,438      (17,512)     2,792,306        515,681
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)................   (1,608,879)    2,749,177    1,038,462      551,429      1,629,793        507,727
Net unrealized appreciation (depreciation)
 during the period.........................   (3,124,109)   (8,773,256)   1,626,646   (4,356,665)    (2,602,173)     3,486,097
                                             -----------   -----------   ----------  -----------    -----------     ----------
Net realized and unrealized gain (loss) on
 investments...............................   (4,732,988)   (6,024,079)   2,665,108   (3,805,236)      (972,380)     3,993,824
                                             -----------   -----------   ----------  -----------    -----------     ----------
Net increase (decrease) in net assets
 resulting from operations.................  $(4,744,214)  $(2,951,319)  $3,980,546  $(3,822,748)   $ 1,819,926     $4,509,505
                                             ===========   ===========   ==========  ===========    ===========     ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                               Frontier Capital Appreciation Subaccount    Clifton Enhanced US Equity Subaccount
                                               ----------------------------------------   ---------------------------------------
                                                   2001           2000          1999          2001           2000          1999
                                               -----------    -----------    ----------   -----------    -----------     --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......            --             --            --            --             --           --
 Outside Trust..............................            --    $ 5,801,558    $  487,465            --    $ 1,412,843     $532,067
                                               -----------    -----------    ----------   -----------    -----------     --------
Total investment income.....................            --      5,801,558       487,465            --      1,412,843      532,067
Expenses:
 Mortality and expense risks................   $    13,338         54,938        37,471         6,380         19,820       13,930
                                               -----------    -----------    ----------   -----------    -----------     --------
Net investment income (loss)................       (13,338)     5,746,620       449,994        (6,380)     1,393,023      518,137
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses).................      (824,369)     4,402,175       624,068    (2,128,293)       132,736      264,436
Net unrealized appreciation (depreciation)
 during the period..........................    (1,165,418)    (9,587,258)    3,431,408       (18,284)    (2,553,428)     151,562
                                               -----------    -----------    ----------   -----------    -----------     --------
Net realized and unrealized gain (loss) on
 investments................................    (1,989,787)    (5,185,083)    4,055,476    (2,146,577)    (2,420,692)     415,998
                                               -----------    -----------    ----------   -----------    -----------     --------
Net increase (decrease) in net assets
 resulting from operations..................   $(2,003,125)   $   561,537    $4,505,470   $(2,152,957)   $(1,027,669)    $934,135
                                               ===========    ===========    ==========   ===========    ===========     ========

                                                     Emerging Markets Equity Subaccount         Bond Index Subaccount
                                                   -------------------------------------  --------------------------------
                                                       2001         2000          1999       2001        2000      1999
                                                   -----------  ------------  ----------  ----------  ---------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.........              --  $    454,929  $  137,724  $  258,998  $ 514,721  $ 140,772
 Outside Trust................................              --            --          --          --         --         --
                                                   -----------  ------------  ----------  ----------  ---------  ---------
Total investment income.......................              --       454,929     137,724     258,998    514,721    140,772
Expenses:
 Mortality and expense risks..................     $     4,216        22,702       5,465      10,443     27,209     10,636
                                                   -----------  ------------  ----------  ----------  ---------  ---------
Net investment income (loss)..................          (4,216)      432,227     132,259     248,555    487,512    130,136
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)...................      (1,011,736)   (1,410,734)    663,998     109,325    (53,751)  (104,174)
Net unrealized appreciation (depreciation)
 during the period............................         611,505    (2,006,595)    432,248   2,418,535    472,128    (78,192)
                                                   -----------  ------------  ----------  ----------  ---------  ---------
Net realized and unrealized gain (loss) on
 investments..................................        (400,231)   (3,417,329)  1,096,246   2,527,860    418,377   (182,366)
                                                   -----------  ------------  ----------  ----------  ---------  ---------
Net increase (decrease) in net assets
 resulting from operations....................     $  (400,447) $ (2,985,102) $1,228,505  $2,776,415  $ 905,889  $ (52,230)
                                                   ===========  ============  ==========  ==========  =========  =========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,


                                                   Small/Mid Cap CORE Subaccount        High Yield Bond Subaccount
                                                  -------------------------------   ---------------------------------
                                                    2001        2000        1999       2001        2000        1999
                                                  ---------  ---------  ---------   ----------  ----------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......      $   4,826  $ 106,135  $  54,784   $  125,980  $  373,904  $ 352,641
 Outside Trust..............................             --         --         --           --          --         --
                                                  ---------  ---------  ---------   ----------  ----------  ---------
Total investment income.....................          4,826    106,135     54,784      125,980     373,904    352,641
Expenses:
 Mortality and expense risks................          1,919      5,370      2,073        4,168      14,689     12,206
                                                  ---------  ---------  ---------   ----------  ----------  ---------
Net investment income (loss)................          2,907    100,765     52,711      121,812     359,215    340,435
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses).................        (25,282)    52,147     65,733     (291,657)   (207,326)    42,365
Net unrealized appreciation (depreciation)
 during the period..........................       (275,790)  (145,708)   (10,735)     610,233    (650,931)  (139,659)
                                                  ---------  ---------  ---------   ----------  ----------  ---------
Net realized and unrealized gain
 (loss) on investments......................       (301,072)   (93,561)    54,998      318,576    (858,257)   (97,294)
                                                  ---------  ---------  ---------   ----------  ----------  ---------
Net increase (decrease) in net assets
 resulting from operations..................      $(298,165) $   7,204  $ 107,709   $  440,389  $ (499,042) $ 243,141
                                                  =========  =========  =========   ==========  ==========  =========

                                               Large Cap Aggressive Growth    Fundamental Growth      Active Bond II
                                                        Subaccount                 Subaccount           Subaccount
                                              ----------------------------  ---------------------   ------------------
                                                   2001           2000*        2001       2000*       2001      2000*
                                              ------------    ------------  ---------  ----------   --------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......            --    $      6,164         --  $  206,294   $  1,126  $    254
 Outside Trust..............................            --              --         --          --         --        --
                                              ------------    ------------  ---------  ----------   --------  --------
Total investment income.....................            --           6,164         --     206,294      1,126       254
Expenses:
 Mortality and expense risks................  $        339             260  $   1,093       1,175         68         7
                                              ------------    ------------  ---------  ----------   --------  --------
Net investment income (loss)................          (339)          5,904     (1,093)    205,119      1,058       247
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses).................       (23,534)        (11,798)    (7,715)    (46,349)       913        89
Net unrealized appreciation (depreciation)
 during the period..........................       (47,192)        (37,617)  (625,784)   (568,635)       325        96
                                              ------------    ------------  ---------  ----------   --------  --------
Net realized and unrealized gain (loss) on
 investments................................       (70,726)        (49,415)  (633,499)   (614,984)     1,238       185
                                              ------------    ------------  ---------  ----------   --------  --------
Net increase (decrease) in net assets
 resulting from operations..................  $    (71,065)   $    (43,511) $(634,592) $ (409,865)  $  2,296  $    432
                                              ============    ============  =========  ==========   ========  ========

 ____________________

* From April 24, 2000 (commencement of operations)

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                   Large Cap Value Core II        Aim V.I. Value          Fidelity VIP Growth
                                                          Subaccount                 Subaccount                Subaccount
                                                  ------------------------    -----------------------   -----------------------
                                                     2001          2000**        2001        2000**        2001          2000*
                                                  ---------       --------    ----------   ----------   -----------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........   $   1,372       $  3,426            --           --            --           --
 Outside Trust.................................          --             --            --   $   48,587   $ 1,323,457           --
                                                  ---------       --------    ----------   ----------   -----------    ---------
Total investment income........................       1,372          3,426            --       48,587     1,323,457           --
Expenses:
 Mortality and expense risks...................         671            682     $     809          954         3,277        1,420
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net investment income (loss)...................         701          2,744          (809)      47,633     1,320,180       (1,420)
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)....................         (68)         8,325       (72,484)     (54,358)      (96,979)      (8,731)
Net unrealized appreciation (depreciation)
 during the period.............................     (41,437)         9,977       (85,787)    (101,244)   (2,575,614)    (156,818)
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net realized and unrealized gain (loss) on
 investments...................................     (41,505)        18,302      (158,271)    (155,602)   (2,672,593)    (165,549)
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net increase (decrease) in net assets
 resulting from operations.....................   $ (40,804)      $ 21,046      (159,080)  $ (107,969)  $(1,352,413)   $(166,969)
                                                  =========       ========    ==========   ==========   ===========    =========

                                                        Fidelity Vip                Janus Aspen               Janus Aspen
                                                         Contrafund              Global Technology         Worldwide Growth
                                                         Subaccount                 Subaccount                Subaccount
                                                  ------------------------    -----------------------   ------------------------
                                                     2001           2000*        2001         2000**        2001         2000*
                                                  ---------       --------    ----------   ----------   -----------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........          --             --            --           --            --           --
 Outside Trust.................................   $  34,806             --            --   $    2,686            --    $  18,937
                                                  ---------       --------    ----------   ----------   -----------    ---------
Total investment income........................      34,806             --            --        2,686            --       18,937
Expenses:
 Mortality and expense risks...................         776          1,017    $      536          658   $       966        1,396
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net investment income (loss)...................      34,030         (1,017)         (536)       2,028          (966)      17,541
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)....................      (4,403)       (11,057)     (180,598)     (69,974)     (106,818)    (140,835)
Net unrealized appreciation (depreciation)
 during the period.............................    (147,323)       (35,244)       36,766      (98,497)      (96,600)     (61,721)
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net realized and unrealized gain (loss) on
 investments...................................    (151,726)       (46,301)     (143,832)    (168,471)     (203,418)    (202,556)
                                                  ---------       --------    ----------   ----------   -----------    ---------
Net increase (decrease) in net assets
 resulting from operations.....................   $(117,696)      $(47,318)   $ (144,368)  $ (166,443)  $  (204,384)   $(185,015)
                                                  =========       ========    ==========   ==========   ===========    =========

 ____________________

* From April 24, 2000 (commencement of operations)
** From June 30, 2000 (commencement of operations)

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                            MFS New Discovery Series   Templeton International
                                                                   Subaccount                 Subaccount
                                                            -------------------------  ------------------------
                                                                2001         2000*         2001          2000*
                                                            ------------  -----------  ------------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I....................            --            --            --          --
 Outside Trust...........................................            --           --            --           --
                                                            ------------  -----------  ------------  ----------
Total investment income..................................             --           --            --          --
Expenses:
 Mortality and expense risks.............................   $      1,247        1,349  $      2,477         640
                                                            ------------  -----------  ------------  ----------
Net investment income (loss).............................         (1,247)      (1,349)       (2,477)       (640)
Net realized and unrealized gain (loss) on
 investments:
Net realized gains (losses)..............................        (86,732)      16,026       (69,741)     11,899
Net unrealized appreciation (depreciation)
 during the period.......................................       (181,150)     (94,403)     (313,814)     15,320
                                                            ------------  -----------  ------------  ----------
Net realized and unrealized gain (loss) on
 investments.............................................       (267,882)     (78,377)     (383,555)     27,219
                                                            ------------  -----------  ------------  ----------
Net increase (decrease) in net assets
 resulting from operations...............................   $   (269,129) $   (79,726) $   (386,032) $   26,579
                                                            ============  ===========  ============  ==========

 ____________________

* From April 24, 2000 (commencement of operations)

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                STATEMENTS OF CHANGES IN NET ASSETS (Unaudited)

                       Years and periods ended March 31,

                                                 Large Cap Growth Subaccount                      Active Bond Subaccount
                                         -------------------------------------------    ------------------------------------------
                                             2001           2000            1999            2001           2000           1999
                                         ------------   -------------   ------------    ------------   ------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........  $    (84,875)  $  19,988,168   $ 17,233,439    $    781,920   $  2,279,464   $  2,725,206
 Net realized gains (losses)...........    (5,633,141)      5,243,833      5,003,007         (94,016)    (1,159,229)    (1,391,910)
 Net unrealized appreciation
  (depreciation) during the period.....   (21,582,383)    (53,885,375)    (2,053,672)        522,142      2,598,926     (1,837,190)
                                         ------------   -------------   ------------    ------------   ------------   ------------
Net increase (decrease) in net assets
 resulting from operations.............   (27,300,399)    (28,653,374)    20,182,774       1,210,046      3,719,161       (503,894)
From policyholder transactions:
 Net premiums from policyholders.......    24,536,922     143,098,730     75,667,981      18,474,249     37,518,244     74,595,720
 Net benefits to policyholders.........   (25,989,898)   (101,783,680)   (45,347,424)    (20,207,373)   (30,443,585)   (68,312,320)
                                         ------------   -------------   ------------    ------------   ------------   ------------
Net increase in net assets resulting
 from policyholder transactions........    (1,452,976)     41,315,050     30,320,557      (1,733,124)     7,074,659      6,283,400
                                         ------------   -------------   ------------    ------------   ------------   ------------
Net increase (decrease) in net assets..   (28,753,375)     12,661,676     50,503,331        (523,078)    10,793,820      5,779,506
Net assets at beginning of period......   128,183,227     115,521,551     65,018,220      49,115,293     38,321,473     32,541,967
                                         ------------   -------------   ------------    ------------   ------------   ------------
Net assets at end of period............  $ 99,429,852   $ 128,183,227   $115,521,551    $ 48,592,215   $ 49,115,293   $ 38,321,473
                                         ============   =============   ============    ============   ============   ============

                                           International Equity Index Subaccount               Small Cap Growth Subaccount
                                         ------------------------------------------    -------------------------------------------
                                             2001           2000           1999            2001           2000            1999
                                         -------------  -------------  ------------    ------------   -------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........  $  1,000,674   $  1,667,526   $    855,417    $    (25,156)  $   3,354,331   $  3,637,734
 Net realized gains (losses)...........    (1,801,348)       670,269        753,750      (4,688,586)      2,830,901      2,548,944
 Net unrealized appreciation
  (depreciation) during the period.....    (2,387,503)    (8,622,825)     4,871,167      (3,244,997)    (17,022,592)     3,920,455
                                         ------------   ------------   ------------    ------------   -------------   ------------
Net increase (decrease) in net assets
 resulting from operations.............    (4,088,787)    (6,285,030)     6,480,334      (7,958,739)    (10,837,360)    10,107,133
From policyholder transactions:
 Net premiums from policyholders.......    12,301,398     80,381,214     53,332,374      22,824,300     135,469,377     52,637,861
 Net benefits to policyholders.........   (12,171,873)   (72,181,237)   (39,209,664)    (20,701,815)   (119,877,527)   (40,800,272)
                                         ------------   ------------   ------------    ------------   -------------   ------------
Net increase in net assets resulting
 from policyholder transactions........       129,525      8,199,977     14,122,710       2,122,485      15,591,850     11,837,589
                                         ------------   ------------   ------------    ------------   -------------   ------------
Net increase (decrease) in net assets..    (3,959,262)     1,914,947     20,603,044      (5,836,254)      4,754,490     21,944,722
Net assets at beginning of period......    35,113,621     33,198,674     12,595,630      35,777,318      31,022,828      9,078,106
                                         ------------   ------------   ------------    ------------   -------------   ------------
Net assets at end of period............  $ 31,154,359   $ 35,113,621   $ 33,198,674    $ 29,941,064   $  35,777,318   $ 31,022,828
                                         ============   ============   ============    ============   =============   ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                  Global Balanced Subaccount                    Mid Cap Growth Subaccount
                                            ---------------------------------------    --------------------------------------------
                                               2001          2000          1999            2001           2000             1999
                                            -----------   -----------   -----------    ------------   -------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).............  $    10,255   $   175,751   $   358,974    $    (37,362)  $   8,938,378    $  6,389,535
 Net realized gains (losses)..............      (44,424)     (506,008)       15,640      (4,811,558)      8,113,159       5,188,018
 Net unrealized appreciation
  (depreciation) during the period........     (222,976)     (109,325)     (173,912)    (14,501,126)    (49,252,941)     15,078,681
                                            -----------   -----------   -----------    ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from operations................     (257,145)     (439,582)      200,702     (19,350,046)    (32,201,404)     26,656,234
From policyholder transactions:
 Net premiums from policyholders..........    2,049,975     8,122,728     6,295,052      19,268,700     196,712,586      65,183,285
 Net benefits to policyholders............   (1,598,477)   (8,741,933)   (5,007,225)    (16,876,300)   (171,977,777)    (41,018,347)
                                            -----------   -----------   -----------    ------------   -------------    ------------
Net increase in net assets resulting from
 policyholder transactions................      451,498      (619,205)    1,287,827       2,392,400      24,734,809      24,164,938
                                            -----------   -----------   -----------    ------------   -------------    ------------
Net increase (decrease) in net assets.....      194,353    (1,058,787)    1,488,529     (16,957,646)     (7,466,595)     50,821,172
Net assets at beginning of period.........    3,533,069     4,591,856     3,103,327      56,033,021      63,499,616      12,678,444
                                            -----------   -----------   -----------    ------------   -------------    ------------
Net assets at end of period...............  $ 3,727,422   $ 3,533,069   $ 4,591,856    $ 39,075,375   $  56,033,021    $ 63,499,616
                                            ===========   ===========   ===========    ============   =============    ============

                                                Large Cap Value Subaccount                      Money Market Subaccount
                                        ------------------------------------------  -----------------------------------------------
                                            2001           2000           1999           2001            2000              1999
                                        ------------   ------------   ------------  -------------   ---------------   -------------
Increase (decrease) in net assets
 from operations:
 Net investment income (loss).........  $    205,343   $  2,529,526   $  1,720,195  $   2,202,943   $     5,437,047   $   2,988,530
 Net realized gains (losses)..........      (293,449)      (861,398)       705,454             --                --              --
 Net unrealized appreciation
  (depreciation) during the period....    (1,587,326)     3,840,473     (2,181,112)            --                --              --
                                        ------------   ------------   ------------  -------------   ---------------   -------------
Net increase (decrease) in net
 assets resulting from operations.....    (1,675,432)     5,508,601        244,537      2,202,943         5,437,047       2,988,530
From policyholder transactions:
 Net premiums from policyholders......    40,608,737     88,007,994     37,432,039    273,121,549     1,369,116,199     890,376,545
 Net benefits to policyholders........   (32,491,825)   (67,960,426)   (27,199,179)  (304,903,132)   (1,246,419,884)   (918,869,964)
                                        ------------   ------------   ------------  -------------   ---------------   -------------
Net increase in net assets resulting
 from policyholder transactions.......     8,116,912     20,047,568     10,232,860    (31,781,583)      122,696,315     (28,493,419)
                                        ------------   ------------   ------------  -------------   ---------------   -------------
Net increase (decrease) in net
 assets...............................     6,441,480     25,556,169     10,477,397    (29,578,640)      128,133,362     (25,504,889)
Net assets at beginning of period.....    52,663,086     27,106,917     16,629,520    189,140,131        61,006,769      86,511,658
                                        ------------   ------------   ------------  -------------   ---------------   -------------
Net assets at end of period...........  $ 59,104,566   $ 52,663,086   $ 27,106,917  $ 159,561,491   $   189,140,131   $  61,006,769
                                        ============   ============   ============  =============   ===============   =============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                              Large/Mid Cap Value II Subaccount            Small/Mid Cap Growth Subaccount
                                         ------------------------------------------   ------------------------------------------
                                             2001           2000           1999           2001           2000           1999
                                         ------------   ------------   ------------   ------------   ------------    -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........  $     55,841   $  3,158,831   $     41,579   $    (11,460)  $  1,206,888    $ 1,388,661
 Net realized gains (losses)...........       355,204      2,578,812       (860,332)      (144,975)      (652,532)        13,375
 Net unrealized appreciation
  (depreciation) during the period.....    (2,429,725)       689,275      1,757,919     (1,284,092)       119,763     (1,001,208)
                                         ------------   ------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations.............    (2,018,680)     6,426,918        939,166     (1,440,527)       674,119        400,828
From policyholder transactions:
 Net premiums from policyholders.......    25,961,512     87,480,655     32,024,751     11,075,605     27,528,989     11,809,133
 Net benefits to policyholders.........   (19,858,047)   (81,506,140)   (29,579,995)   (10,044,997)   (26,015,925)    (9,775,543)
                                         ------------   ------------   ------------   ------------   ------------    -----------
Net increase in net assets resulting
 from policyholder transactions........    (6,103,465)     5,974,515      2,444,756      1,030,608      1,513,064      2,033,590
                                         ------------   ------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets..     4,084,785     12,401,433      3,383,922       (409,919)     2,187,183      2,434,418
Net assets at beginning of period......    31,539,966     19,138,553     15,754,611     12,113,014      9,925,831      7,491,413
                                         ------------   ------------   ------------   ------------   ------------    -----------
Net assets at end of period............  $ 35,624,751   $ 31,539,966   $ 19,138,533   $ 11,703,095   $ 12,113,014    $ 9,925,831
                                         ============   ============   ============   ============   ============    ===========

                                                Real Estate Equity Subaccount                   Growth & Income Subaccount
                                         -------------------------------------------   --------------------------------------------
                                             2001           2000           1999             2001           2000           1999
                                         ------------   ------------   -------------   -------------   ------------   -------------
Increase (decrease) in net assets
 from operations:
 Net investment income (loss)..........  $     75,591   $  1,524,133   $     515,377   $     (21,673)  $ 33,281,395   $  22,850,302
 Net realized gains (losses)...........       203,153      1,851,413        (735,504)     (5,630,912)     2,197,930       6,207,253
 Net unrealized appreciation
  (depreciation) during the period.....      (860,127)     1,041,612          80,925     (22,235,750)   (63,700,088)     (5,814,839)
                                         ------------   ------------   -------------   -------------   ------------   -------------
Net increase (decrease) in net
 assets resulting from operations......      (581,383)     4,417,158        (139,202)    (27,888,335)   (28,220,763)     23,242,716
From policyholder transactions:
 Net premiums from policyholders.......    20,026,473    102,840,441      22,699,314      20,304,553     86,946,862     196,639,863
 Net benefits to policyholders.........   (18,392,826)   (98,637,433)    (18,093,640)    (25,089,896)   (85,615,541)   (106,763,955)
                                         ------------   ------------   -------------   -------------   ------------   -------------
Net increase in net assets resulting
 from policyholder transactions........     1,633,647      4,203,008       4,605,674      (4,785,343)     1,331,321      89,875,908
                                         ------------   ------------   -------------   -------------   ------------   -------------
Net increase (decrease) in net assets..     1,052,264      8,620,166       4,466,472     (32,673,678)   (26,889,442)    113,118,624
Net assets at beginning of period......    17,858,812      9,238,646       4,772,174     182,636,457    209,525,899      96,407,275
                                         ------------   ------------   -------------   -------------   ------------   -------------
Net assets at end of period............  $ 18,911,076   $ 17,858,812   $   9,238,646   $ 149,962,779   $182,636,457   $ 209,525,899
                                         ============   ============   =============   =============   ============   =============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                      Managed Subaccount                       Short-term Bond Subaccount
                                          ------------------------------------------   ---------------------------------------------
                                              2001            2000           1999           2001           2000           1999
                                          -------------  -------------  -------------  -------------  -------------  ---------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........   $    602,786   $ 13,157,769   $ 10,756,436   $    199,757   $    883,541    $    907,486
 Net realized gains (losses)...........       (819,169)      (233,751)     2,233,258        239,799       (210,780)       (441,667)
 Net unrealized appreciation
  (depreciation) during the period.....     (7,242,148)   (13,708,391)    (6,419,069)       102,448        451,906         (85,754)
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations.............     (7,458,531)      (784,373)     6,570,625        542,004      1,124,667         380,065
From policyholder transactions:
 Net premiums from policyholders.......     15,041,360     33,494,293    113,292,872     10,298,195     20,531,773      41,259,110
 Net benefits to policyholders.........     (7,139,878)   (29,530,890)   (34,219,380)   (15,182,908)   (16,825,756)    (49,156,693)
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions........      7,901,482      3,963,403     79,073,492     (4,884,713)     3,706,017      (7,897,583)
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets..        442,951      3,179,030     85,644,117     (4,342,710)     4,830,684      (7,517,518)
Net assets at beginning of period......    128,889,839    125,710,809     40,066,692     16,559,672     11,728,988      19,246,506
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net assets at end of period............   $129,332,790   $128,889,839   $125,710,809   $ 12,216,962   $ 16,559,672    $ 11,728,988
                                          ============   ============   ============   ============   ============    ============

                                                  Small Cap Equity Subaccount            International Opportunities Subaccount
                                          ------------------------------------------   ------------------------------------------
                                               2001           2000          1999           2001            2000          1999
                                          -------------  -------------  -------------  -------------  -------------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........   $    (19,857)  $  1,934,297   $    344,711   $    (29,733)  $  2,457,059    $  2,006,004
 Net realized gains (losses)...........       (414,106)      (158,893)      (979,002)    (4,239,503)     2,209,044       1,907,809
 Net unrealized appreciation
  (depreciation) during the period.....     (2,671,384)    (4,241,216)       325,684     (2,198,539)   (11,479,826)      3,818,953
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations.............     (3,105,347)    (2,465,812)      (308,607)    (6,467,775)    (6,813,723)      7,732,766
From policyholder transactions:
 Net premiums from policyholders.......     15,884,488     61,706,400     39,172,672     50,694,070     91,465,296      43,216,216
 Net benefits to policyholders.........    (14,968,472)   (51,931,035)   (30,591,417)   (48,635,945)   (74,820,451)    (38,372,463)
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions........        916,016      9,775,365      8,581,255      2,058,125     16,644,845       4,843,753
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets..     (2,189,331)     7,309,553      8,272,648     (4,409,650)     9,831,122      12,576,519
Net assets at beginning of period......     26,092,949     18,783,396     10,510,748     41,366,171     31,535,049      18,958,530
                                          ------------   ------------   ------------   ------------   ------------    ------------
Net assets at end of period............   $ 23,903,618   $ 26,092,949   $ 18,783,396   $ 36,956,521   $ 41,366,171    $ 31,535,049
                                          ============   ============   ============   ============   ============    ============

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                     Equity Index Subaccount                       Global Bond Subaccount
                                          --------------------------------------------   ------------------------------------------
                                              2001            2000           1999           2001           2000           1999
                                          -------------  -------------- --------------  ------------  -------------  -------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)............ $    340,360   $   7,726,442  $   5,503,450   $    (7,550)  $    430,194   $    424,767
 Net realized gains (losses).............   (1,145,017)      4,357,007      7,681,081         2,596       (302,157)      (204,675)
 Net unrealized appreciation
  (depreciation) during the period.......  (18,080,001)    (30,073,491)     4,678,509      (283,798)       688,537        (433,52)
                                          ------------   -------------  -------------   -----------   ------------   ------------
Net increase (decrease) in net assets
 resulting from operations...............  (18,884,658)    (17,990,042)    17,863,040      (288,752)       816,574       (213,434)
From policyholder transactions:
 Net premiums from policyholders.........   58,341,537     155,703,961    225,994,914     4,883,968      8,796,366     11,387,398
 Net benefits to policyholders...........  (49,669,687)   (126,828,610)  (147,909,470)   (4,100,556)   (10,301,347)   (10,615,019)
                                          ------------   -------------  -------------   -----------   ------------   ------------
Net increase in net assets resulting
 from policyholder transactions..........    8,671,850      28,875,351     78,085,444       783,412     (1,504,981)       772,379
                                          ------------   -------------  -------------   -----------   ------------   ------------
Net increase (decrease)  in net assets...   10,212,808      10,885,309     95,948,484       494,660       (688,407)       558,945
Net assets at beginning of period........  160,798,440     149,913,131     53,964,647     8,150,109      8,838,516      8,279,571
                                          ------------   -------------  -------------   -----------   ------------   ------------
Net assets at end of period.............. $150,585,632   $ 160,798,440  $ 149,913,131   $ 8,644,769   $  8,150,109   $  8,838,516
                                          ============   =============  =============   ===========   ============   ============

                                                 Turner Core Growth Subaccount          Brandes International Equity Subaccount
                                          ------------------------------------------   ------------------------------------------
                                               2001            2000          1999           2001           2000          1999
                                          --------------  -------------  ------------  --------------  -------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)..........   $     (11,226)  $  3,072,760    $ 1,315,438  $    (17,512)  $  2,792,306    $   515,681
 Net realized gains (losses)...........      (1,608,879)     2,749,177      1,038,462        55,129      1,629,793        507,727
 Net unrealized appreciation
  (depreciation) during the period.....      (3,124,109)    (8,773,256)     1,626,646    (4,356,665)    (2,602,173)     3,486,097
                                          -------------   ------------    -----------  ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations.............      (4,744,214)    (2,951,319)     3,980,546    (3,822,748)     1,819,926      4,509,505
From policyholder transactions:
 Net premiums from policyholders.......       7,914,569     57,091,019     23,098,524    24,235,154     34,606,916     12,134,533
 Net benefits to policyholders.........      (4,993,648)   (54,259,832)    (9,308,254)  (15,730,737)   (17,063,755)    (5,569,496)
                                          -------------   ------------    -----------   -----------   ------------    -----------
Net increase in net assets resulting
 from policyholder transactions........       2,920,921      2,831,187     13,790,270     8,504,417     17,543,161      6,565,037
                                          -------------   ------------    -----------   ------------   ------------    -----------
Net increase (decrease)  in net assets.      (1,823,923)      (120,132)    17,770,816     4,681,669     19,363,087     11,074,542
Net assets at beginning of period......      22,550,873     22,671,005      4,900,189    36,778,383     17,415,296      6,340,754
                                          -------------   ------------    -----------   ------------   ------------    -----------
Net assets at end of period............   $  20,727,580   $ 22,550,873    $22,671,005  $ 41,460,052   $ 36,778,383    $17,415,296
                                          =============   ============    ===========  ============   ============    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                           Frontier Capital Appreciation Subaccount      Clifton Enhanced Us Equity Subaccount
                                          ------------------------------------------   -----------------------------------------
                                              2001           2000           1999           2001           2000           1999
                                          -------------  -------------  -------------  -------------  -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)...........  $    (13,338)  $  5,746,620   $    449,994   $     (6,380)  $  1,393,023    $   518,137
 Net realized gains (losses)............      (824,369)     4,402,175        624,068     (2,128,293)       132,736        264,436
 Net unrealized appreciation
  (depreciation) during the period......    (1,165,418)    (9,587,258)     3,431,408        (18,284)    (2,553,428)       151,562
                                          ------------   ------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations..............    (2,003,125)       561,537      4,505,470     (2,152,957)    (1,027,669)       934,135
From policyholder transactions:
 Net premiums from policyholders........    17,186,499     40,643,205     25,135,447     22,732,418     15,685,529      6,480,741
 Net benefits to policyholders..........   (12,471,666)   (34,557,509)   (22,331,613)   (15,937,348)   (11,190,723)    (3,151,279)
                                          ------------   ------------   ------------   ------------   ------------    -----------
Net increase in net assets resulting
 from policyholder transactions.........     4,714,833      6,085,696      2,803,834      7,335,070      4,494,806      3,329,462
                                          ------------   ------------   ------------   ------------   ------------    -----------
Net increase (decrease)  in net assets..     2,711,708      6,647,233      7,309,304      5,182,113      3,467,137      4,263,597
Net assets at beginning of period.......    23,632,255     16,985,022      9,675,718     10,205,351      6,738,214      2,474,617
                                          ------------   ------------   ------------   ------------   ------------    -----------
Net assets at end of period.............  $ 26,343,963   $ 23,632,255   $ 16,985,022   $ 15,387,464   $ 10,205,351    $ 6,738,214
                                          ============   ============   ============   ============   ============    ===========
                                            Emerging Markets Equity Subaccount                   Bond Index Subaccount
                                       ---------------------------------------------   -----------------------------------------
                                             2001           2000           1999            2001           2000           1999
                                       ---------------  -------------  --------------  -------------  -------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income (loss)......... $       (4,216)  $    432,227   $     132,259   $    248,555   $    487,512    $   130,136
 Net realized gains (losses)..........     (1,011,736)    (1,410,734)        663,998        109,325        (53,751)      (104,174)
 Net unrealized appreciation
  (depreciation) during the period....        611,505     (2,006,595)        432,248      2,418,535        472,128        (78,192)
                                       --------------   ------------   -------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations............       (404,447)    (2,985,102)      1,228,505      2,776,415        905,889        (53,230)
From policyholder transactions:
 Net premiums from policyholders......      8,923,551     72,543,484      18,579,194     12,222,483     14,954,848      6,471,518
 Net benefits to policyholders........     (9,014,995)   (68,002,822)    (16,271,324)    (6,286,573)    (8,187,184)    (2,358,694)
                                       --------------   ------------   -------------   ------------   ------------    -----------
Net increase in net assets resulting
 from policyholder transactions.......        (91,444)     4,540,662       2,307,870      5,935,910      6,767,664      4,112,824
                                       --------------   ------------   -------------   ------------   ------------    -----------
Net increase (decrease) in net
 assets...............................       (495,891)     1,555,560       3,536,375      8,712,325      7,673,553      4,060,594
Net assets at beginning of period.....      5,278,940      3,723,380         187,005     12,779,604      5,126,051      1,065,457
                                       --------------   ------------   -------------   ------------   ------------    -----------
Net assets at end of period........... $    4,783,049   $  5,278,940   $   3,723,380   $ 21,491,929   $ 12,799,604    $ 5,126,051
                                       ==============   ============   =============   ============   ============    ===========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                  Small/Mid Cap CORE Subaccount               High Yield Bond Subaccount
                                            ----------------------------------------   ------------------------------------------
                                                2001          2000          1999           2001           2000         1999
                                            ------------  -------------  -----------   -------------  -----------    ------------
Increase (decrease) in net assets from
  operations:
  Net investment income (loss)...........   $     2,907   $    100,765   $    52,711   $    121,812   $   359,215    $    340,435
  Net realized gains (losses)............       (25,282)        52,147        65,733       (291,657)     (207,326)         42,365
  Net unrealized appreciation
   (depreciation) during the period......      (275,790)      (145,708)      (10,735)       610,233      (650,931)       (139,659)
                                            -----------   ------------   -----------   ------------   -----------    ------------
Net increase (decrease) in net assets
  resulting from operations..............      (298,165)         7,204       107,709        440,389      (499,042)        243,141
From policyholder transactions:
  Net premiums from policyholders........     2,176,242     18,340,255     5,817,483     23,345,330     9,819,846      19,870,990
  Net benefits to policyholders..........    (1,507,710)   (16,306,841)   (5,611,532)   (23,265,536)   (8,852,014)    (20,368,501)
                                            -----------   ------------   -----------   ------------   -----------    ------------
Net increase in net assets resulting from
 policyholder transactions...............       668,532      2,033,414       205,951         79,794       967,832        (497,511)
                                            -----------   ------------   -----------   ------------   -----------    ------------
Net increase (decrease)  in net assets...       370,367      2,040,618       313,660        520,183       468,790        (254,370)
Net assets at beginning of period........     2,657,431        616,813       303,153      4,742,004     4,273,214       4,527,584
                                            -----------   ------------   -----------   ------------   -----------    ------------
Net assets at end of period..............   $ 3,027,798   $  2,657,431   $   616,813   $  5,262,187   $ 4,742,004    $  4,273,214
                                            ===========   ============   ===========   ============   ===========    ============

                                            Large Cap Aggressive Growth      Fundamental Growth             Active Bond II
                                                     Subaccount                  Subaccount                   Subaccount
                                            ---------------------------  ---------------------------  ---------------------------
                                                2001          2000*          2001         2000*         2001            2000*
                                            ------------  -------------  -----------   -------------  -----------    ------------
Increase (decrease) in net assets from
  operations:
  Net investment income (loss)...........   $      (339)  $      5,904   $    (1,093)  $    205,119   $     1,058    $        247
  Net realized gains (losses)............       (23,534)       (11,798)       (7,715)       (46,349)          913              89
  Net unrealized appreciation
   (depreciation) during the period......       (47,192)       (37,617)     (625,784)      (568,635)          325              96
                                            -----------   ------------   -----------   -------------   -----------    ------------
Net increase (decrease) in net assets
  resulting from operations..............       (71,065)       (43,511)     (634,592)      (409,865)        2,296             432
From policyholder transactions:
  Net premiums from policyholders........       704,200      3,456,939     2,443,457      9,131,403       116,750          38,268
  Net benefits to policyholders..........      (421,856)    (3,068,441)   (2,326,561)    (6,708,404)       (2,102)        (22,638)
                                            -----------   ------------   -----------   -------------   -----------    ------------
Net increase in net assets resulting from
 policyholder transactions...............       282,344        388,498       116,896      2,422,999       114,648          15,630
                                            -----------   ------------   -----------   -------------   -----------    ------------
Net increase (decrease)  in net assets...       211,279        344,987      (517,696)     2,013,134       116,944          16,062
Net assets at beginning of period........       344,987             --     2,013,134             --        16,062              --
                                            -----------   ------------   -----------   -------------   -----------    ------------
Net assets at end of period..............   $   556,266   $    344,987   $ 1,495,438  $   2,013,134   $   133,006    $     16,062
                                            ===========   ============   ===========   =============  ============    ============

  ________________________

* From April 24, 2000 (commencement of operations)
** From June 30, 2000 (commencement of operations)

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                 Large Cap Value Core II        Aim V.I. Value            Fidelity VIP Growth
                                                        Subaccount                Subaccount                   Subaccount
                                                ------------------------   -------------------------   --------------------------
                                                   2001        2000**         2001          2000*         2001          2000*
                                                -----------  -----------   -----------   -----------   -----------   ------------
Increase (decrease) in net assets from
  operations:
  Net investment income (loss)................  $       701  $     2,744   $      (809)  $    47,633   $ 1,320,180    $    (1,420)
  Net realized gains (losses).................          (68)       8,325       (72,484)      (54,358)      (96,979)        (8,731)
  Net unrealized appreciation (depreciation)
     during the period........................      (41,437)       9,977       (85,787)     (101,244)   (2,575,614)      (156,818)
                                                -----------  -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in net assets
  resulting from operations...................      (40,804)      21,046      (159,080)     (107,969)   (1,352,413)      (166,969)
From policyholder transactions:
  Net premiums from policyholders.............      517,180    4,269,286       893,645     4,263,052    19,388,546      6,655,609
  Net benefits to policyholders...............     (370,464)  (3,736,885)     (511,837)   (2,990,639)     (820,359)    (4,970,882)
                                                -----------  -----------   -----------   -----------   -----------    -----------
Net increase in net assets resulting from
  policyholder transactions...................      146,716      532,401       381,808     1,272,413    18,568,187      1,684,727
                                                -----------  -----------   -----------   -----------   -----------    -----------
Net increase (decrease)  in net assets........      105,912      553,447       222,728     1,164,444    17,215,774      1,517,758
Net assets at beginning of period.............      553,446           --     1,164,444            --     1,517,758             --
                                                -----------  -----------   -----------   -----------   -----------    -----------
Net assets at end of period...................  $   659,358  $   553,447   $ 1,387,172   $ 1,164,444   $18,733,532    $ 1,517,758
                                                ===========  ===========   ===========   ===========   ===========    ===========

                                                Fidelity VIP Contrafund     Janus Aspen Global Tech    Janus Aspen Worldwide Gr.
                                                         Subaccount                Subaccount                  Subaccount
                                                -------------------------  -------------------------   --------------------------
                                                   2001        2000*          2001          2000*         2001          2000**
                                                -----------  -----------   -----------   -----------   ------------   ------------
Increase (decrease) in net assets from
  operations:
  Net investment income (loss)................  $    34,030  $    (1,017)  $      (536)  $     2,028   $      (966)   $    17,541
  Net realized gains (losses).................       (4,403)     (11,057)     (180,598)      (69,974)     (106,818)      (140,835)
  Net unrealized appreciation (depreciation)
     during the period........................     (147,323)     (35,244)       36,766       (98,497)      (96,600)       (61,721)
                                                -----------  -----------   -----------   -----------   ------------   ------------
Net increase (decrease) in net assets
  resulting from operations...................     (117,696)     (47,318)     (144,368)     (166,443)     (204,384)      (185,015)
From policyholder transactions:
  Net premiums from policyholders.............      723,343    1,758,982     9,314,421     2,902,504      8,074,773      8,457,498
  Net benefits to policyholders...............     (379,010)    (705,047)   (9,218,123)   (2,293,755)    (7,859,927)    (7,234,105)
                                                -----------  -----------   -----------   -----------   ------------   ------------
Net increase in net assets resulting from
  policyholder transactions...................      344,233    1,053,935        96,298       608,749        214,846      1,223,393
                                                -----------  -----------   -----------   -----------   ------------   ------------
Net increase (decrease) in net assets.........      226,537    1,006,617       (48,070)      442,306         10,462      1,038,378
Net assets at beginning of period.............    1,006,617           --       442,306            --      1,038,378             --
                                                -----------  -----------   -----------   -----------   ------------   ------------
Net assets at end of period...................  $ 1,233,154  $ 1,006,617   $   394,236   $   442,306   $  1,048,840   $  1,038,378
                                                ===========  ===========   ===========   ===========   ============   ============

_____________________________

* From April 24, 2000 (commencement of operations)
** From June 30, 2000 (commencement of operations)

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                       Years and periods ended March 31,

                                                                          MFS New Discovery Series     Templeton International
                                                                                 Subaccount                  Subaccount
                                                                         -------------------------   ----------------------------
                                                                             2001         2000*          2001           2000*
                                                                         -----------   -----------   ------------    ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss).................................          $    (1,247)  $    (1,349)  $     (2,477)   $       (640)
  Net realized gains (losses)..................................              (86,732)       16,026        (69,741)         11,899
  Net unrealized appreciation (depreciation) during
     the period................................................             (181,150)      (94,403)      (313,814)         15,320
                                                                         -----------   -----------   ------------    ------------
Net increase (decrease) in net assets resulting from
  operations...................................................             (269,129)      (79,726)      (386,032)         26,579
From policyholder transactions:
  Net premiums from policyholders..............................           11,429,548     4,148,131     29,780,014      11,365,793
  Net benefits to policyholders................................           (9,543,735)   (2,889,948)   (27,141,398)    (10,522,033)
                                                                         -----------   -----------   ------------    ------------
Net increase in net assets resulting from
  policyholder transactions....................................            1,885,813     1,258,183      2,638,616         843,760
                                                                         -----------   -----------   ------------    ------------
Net increase (decrease) in net assets..........................            1,616,684     1,178,457      2,252,584         870,339
Net assets at beginning of period..............................            1,178,457            --        870,339              --
                                                                         -----------   -----------   ------------    ------------
Net assets at end of period....................................          $ 2,795,141   $ 1,178,457   $  3,122,923    $     70,339
                                                                         ===========   ===========   ============    ============

______________________________

* From April 24, 2000 (commencement of operations)

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                   NOTES TO FINANCIAL STATEMENTS (Unaudited)

                                March 31, 2000

1.  Organization

     John Hancock Variable Life Account S (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Account was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-seven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Trust) or of other Outside Investment Trust (Outside Trust). New subaccounts may be added as new funds are added to the Trust or to the Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-seven Portfolios of the Trust and the Outside Trust which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Large / Mid Cap Value II (formerly, Mid Cap Value), Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Clifton Enhanced US Equity, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Active Bond II (formerly, Core Bond), Large Cap Value Core II (formerly, American Leaders Large Cap Value), Aim V.I. Value, Fidelity VIP Growth, Fidelity VIP Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, MFS New Discovery Series, and Templeton International Portfolios. Each Portfolio has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

 Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Valuation of Investments

     Investment in shares of the Fund and of M Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Portfolio shares are determined on the basis of identified cost.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

 Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

 Expenses

     JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. In addition, a monthly charge at varying levels for the cost of insurance is deducted from the net assets of the Account.

     JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

 Policy Loans

     Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily. At March 31, 2001, there were no outstanding policy loans.

3.  Transaction with Affiliates

     John Hancock acts as the distributor, principal underwriter and investment advisor for the Trust.

     Certain officers of the Account are officers and directors of JHVLICO, the Fund or John Hancock.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

4.  Details of Investments

  The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of the Outside Trust at March 31, 2001 were as follows:

              Subaccount            Shares Owned      Cost           Value
              ----------            ------------  -------------  -------------
     Large Cap Growth.............     6,668,035   $167,557,993   $ 99,429,852
     Active Bond..................     5,077,279     47,418,808     48,835,618
     International Equity Index...     2,291,430     38,107,461     31,108,984
     Small Cap Growth.............     2,805,627     45,093,601     29,941,064
     Global Balanced..............       429,651      4,143,943      3,718,893
     Mid Cap Growth...............     3,744,105     86,074,194     39,075,375
     Large Cap Value..............     4,241,552     58,520,342     58,926,812
     Money Market.................   159,403,578    159,403,578    159,464,785
     Large/Mid Cap Value II.......     2,589,587     36,440,849     35,566,817
     Small/Mid Cap Growth.........       957,574     13,829,876     11,703,095
     Real Estate Equity...........     1,427,909     19,049,627     18,911,076
     Growth & Income..............    12,495,061    233,761,386    149,962,779
     Managed......................     9,960,703    154,428,192    128,800,033
     Short-Term Bond..............     1,201,031     11,837,673     12,068,262
     Small Cap Equity.............     2,957,438     31,019,003     23,903,618
     International Opportunities..     3,668,838     45,931,816     36,956,521
     Equity Index.................     9,686,053    187,378,986    150,269,133
     Global Bond..................       863,287      8,642,353      8,644,769
     Turner Core Growth...........     1,475,280     30,387,107     20,727,580
     Brandes International Equity.     3,032,936     44,879,369     41,460,052
     Frontier Capital
      Appreciation................     1,631,223     33,596,769     26,343,963
     Clifton Enhanced.............     1,082,867     17,711,166     15,387,464
     Emerging Markets.............       777,781   $  5,743,639   $  4,783,049
     Bond Index...................     1,930,812     18,610,088     19,115,096
     Small/Mid Cap CORE...........       340,789      3,438,864      3,025,442
     High Yield Bond..............       661,116      5,256,258      5,173,122
     Large Cap Aggressive Growth..        71,171        641,081        556,266
     Fundamental Growth...........       171,592      2,689,866      1,495,438
     Active Bond..................        12,596        131,959        132,508
     Large Cap Value Core II......        65,619        689,453        659,358
     Aim V.I. Value...............        57,274      1,574,212      1,387,172
     Fidelity VIP Growth..........       513,118     21,465,999     17,410,075
     Fidelity VIP Contrafund......        60,219      1,415,730      1,198,348
     Janus Aspen Global
      Technology..................        84,966        455,973        394,236
     Janus Aspen Worldwide Growth.        34,310      1,207,171      1,048,840
     New Discovery Series.........       194,243      3,070,706      2,795,141
     Templeton International......       187,790      3,421,443      3,122,923

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

  Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Subaccounts of the Trust and of the Outside Trust during 2001 were as follows:

              Subaccount                      Purchases       Sales
              ----------                     -----------  ------------
     Large Cap Growth.....................   $10,692,581   $12,229,634
     Active Bond..........................    11,475,301    12,426,241
     International Equity Index...........     6,847,901     6,740,487
     Small Cap Growth.....................     8,452,254     6,354,683
     Global Balanced......................       961,993       513,407
     Mid Cap Growth.......................     6,827,547     4,472,187
     Large Cap Value......................    11,367,870     3,287,201
     Money Market.........................    47,819,578    79,701,141
     Large/Mid Cap Value II...............     8,086,041     2,007,299
     Small/Mid Cap Growth.................     3,919,212     2,899,944
     Real Estate Equity...................     4,410,303     2,786,189
     Growth & Income......................     8,733,595    13,538,977
     Managed..............................    12,948,675     5,209,059
     Short-Term Bond......................     5,357,486    10,250,754
     Small Cap Equity.....................     3,495,248     2,598,892
     International Opportunities..........    15,063,800    13,035,107
     Equity Index.........................    19,122,183    10,561,146
     Global Bond..........................       914,077       138,130
     Turner Core Growth...................     5,983,812     3,074,007
     Brandes International Equity.........    11,362,491     2,875,402
     Frontier Capital Appreciation........    10,357,542     5,655,915
     Clifton Enhanced.....................    13,760,199     6,431,437
     Emerging Markets.....................     2,564,904     2,660,522
     Bond Index...........................     3,768,538        80,493
     Small Mid Cap CORE...................       994,187       327,553
     High Yield Bond......................     7,227,897     7,152,224
     Large Cap Aggressive Growth..........       398,206       116,195
     Fundamental Growth...................       133,467        17,654
     Active Bond II.......................       182,255        67,674
     Large Cap Value Core II..............       325,556       179,504
     AIM V.I. Value.......................       645,915       264,906
     Fidelity VIP Growth..................    18,919,794       354,849
     Fidelity VIP II Contrafund...........       372,051        28,585
     Janus Aspen Global Technology........     1,924,570     1,828,803
     Janus Aspen Worldwide Growth.........     1,202,952       989,062
     New Discovery Series.................     3,488,085     1,603,507
     Templeton International..............     7,775,261     5,139,096

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets

     Accumulation shares attributable to net assets of policyholders and accumulation share values for each subaccount at March 31, 2001 were as follows:

                                      VEP Class #1                 VEP Class #2                 VEP Class #3
                               ---------------------------  ---------------------------  ---------------------------
                               Accumulation  Accumulation   Accumulation  Accumulation   Accumulation   Accumulation
Subaccount                        Shares     Share Values      Shares     Share Values      Shares      Share Values
----------                     ------------  -------------  ------------  -------------  ------------  -------------
Large Cap Growth                  584,899       $21.99        566,929        $22.07        305,872         $22.15
Active Bond                       265,112        15.57        195,133         15.62         75,255          15.68
International Equity Index        281,073        12.68        222,778         12.72         23,200          12.77
Small Cap Growth                  240,551        13.39        316,102         13.42         67,133          13.45
Global Balanced                    17,189        11.20         19,697         11.23         21,390          11.26
Mid Cap Growth                    305,634        15.14        275,423         15.17         85,082          15.21
Large Cap Value                   280,655        17.55        251,705         17.59         48,564          17.63
Money Market                      705,988        13.99        923,917         14.04        492,243          14.09
Large/Mid Cap Value II            172,166        16.81         99,423         16.85          4,946          16.89
Small/Mid Cap Growth              108,530        19.11        110,518         19.18         25,605          19.25
Real Estate Equity                115,184        18.17         69,600         18.23          2,736          18.30
Growth & Income                 1,115,812        22.57        687,894         22.65        226,026          22.73
Managed                           629,888        19.46        300,931         19.54         51,444          19.60
Short Term Bond                    91,448        14.30        134,058         14.35         15,042          14.40
Small Cap Equity                  148,380         9.83         98,039          9.86         25,167           9.88
International Opportunities       204,333        11.65        246,374         11.68         37,755          11.71
Equity Index                      705,104        18.31        970,750         18.36        355,137          18.40
Global Bond                        69,443        13.07         44,191         13.11         23,957          13.14
Turner Core Growth                 29,584        19.96         15,686         20.01              0          20.06
Brandes International Equity       25,870        16.09         33,878         16.13              0          16.18
Frontier Capital Appreciation      23,025        22.75         14,933         22.81              0          22.87
Clifton Enhanced                    3,954        13.59              0         13.62              0          13.65
Emerging Markets                   84,893         6.97         94,880          6.98         22,253           7.00
Bond Index                        141,070        11.78        114,477         11.79         67,094          11.81
Small Mid Cap CORE                 26,934        10.11         24,568         10.13         13,781          10.14
High Yield Bond                    89,848         9.69         64,329          9.70          4,922           9.72
Large Cap Aggressive Growth        34,178         6.68          2,650          6.68          1,335           6.68
Fundamental Growth                 25,049         7.15              0          7.16              0           7.16
Active Bond II                       6511        10.96              0         10.96              0          10.97
Large Cap Value Core II             3,135        10.09              0         10.10         30,372          10.10
Aim V.I. Value                     10,059         7.46         32,030          7.46          6,211           7.47
Fidelity VIP Growth                 8,365         7.49         41,319          7.50         32,644           7.50
Fidelity VIP Contrafund             9,883         8.37          6,603          8.37         36,384           8.38
Janus Aspen Global Technology      13,104         4.77         29,565          4.78            638           4.78
Janus Aspen Worldwide Growth        5,332         6.91          6,470          6.91         56,648           6.92
MFS New Discovery Series           13,660         8.66         28,413          8.66              0           8.67
Templeton International               554         8.71         98,428          8.71            465           8.72

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                  V Coli Class #4                V Coli Class #5               V Coli Class #6
                          --------------------------------  ---------------------------  ---------------------------
                          Accumulation  Accumulation Share  Accumulation  Accumulation   Accumulation   Accumulation
Subaccount                   Shares           Values           Shares     Share Values      Shares      Share Values
----------                ------------  ------------------  ------------  -------------  ------------  -------------
Large Cap Growth            735,431           $22.31           18,556        $22.34         329,438        $22.36
Active Bond                 125,946            16.64          187,100         16.65         546,956         16.67
International Equity
 Index                       46,371            11.83           16,729         11.85         358,906         11.86
Small Cap Growth            121,452            13.70          175,200         13.71         100,712         13.72
Global Balanced               8,635            11.47            9,358         11.48          44,234         11.48
Mid Cap Growth              176,125            15.50           65,748         15.51         192,603         15.51
Large Cap Value             168,844            17.96          158,811         17.97         476,022         17.98
Money Market                280,015            14.01          161,018         14.02         106,956         14.04
Large/Mid Cap Value II      115,709            17.20          115,498         17.21         264,249         17.22
Small/Mid Cap Growth         13,207            19.25           37,789         19.27           2,416         19.29
Real Estate Equity           99,248            18.95          195,086         18.97          77,529         18.99
Growth & Income             481,244            22.68          376,677         22.70          34,994         22.73
Managed                     300,257            20.30           15,127         20.33          27,400         20.35
Short Term Bond             260,249            14.66            1,086         14.68               0         14.70
Small Cap Equity             42,374            10.07           32,521         10.07         387,458         10.08
International
 Opportunities              268,139            11.93          326,472         11.93         152,833         11.94
Equity Index                354,228            18.75          334,497         18.76         736,605         18.77
Global Bond                  66,838            13.38            7,830         13.39               0         13.40
Turner Core Growth           18,519            20.46          131,552         20.47               0         20.49
Brandes International
 Equity                     148,025            16.49          267,541         16.51         390,469         16.52
Frontier Capital
 Appreciation               103,102            23.32          124,909         23.34               0         23.36
Clifton Enhanced             80,802            13.85          135,858         13.85               0         13.85
Emerging Markets                  0             7.08           42,869          7.08               0          7.08
Bond Index                   11,022            11.95          220,889         11.95               0         11.95
Small Mid Cap CORE           12,485            10.26            1,160         10.26          14,904         10.26
High Yield Bond               1,822             9.83            5,609          9.83          17,673          9.83
Large Cap Aggressive
 Growth                           0             6.48            2,637          6.48               0          6.48
Fundamental Growth                0             6.31                0          6.31               0          6.31
Active Bond II                    0            11.00                0         11.00               0         11.00
Large Cap Value Core II           0            10.14            1,502         10.14               0         10.14
Aim V.I. Value                1,774             7.25                0          7.25               0          7.25
Fidelity VIP Growth               0             7.23                0          7.23       2,142,473          7.23
Fidelity VIP Contrafund           0             8.21                0          8.21               0          8.21
Janus Aspen Global
 Technology                     359             4.80                0          4.80               0          4.80
Janus Aspen Worldwide
 Growth                           0             6.94                0          6.94               0          6.94
MFS New Discovery Series          0             8.35          186,298          8.35               0          8.35
Templeton International           0             9.17            1,244          9.17               0          9.17

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                Medallion Executive VLI Class #7          MVEP Class #8                 MVUL Class #9
                                --------------------------------   ---------------------------   ---------------------------
                                Accumulation        Accumulation   Accumulation   Accumulation   Accumulation   Accumulation
Subaccount                         Shares           Share Values      Shares      Share Values      Shares      Share Values
----------                      ------------        ------------   ------------   ------------   ------------   ------------
Large Cap Growth                    107,865             $51.27         804,903         $16.04        340,519         $14.28
Active Bond                          84,128              26.74         353,535          14.10        124,770          13.28
International Equity Index          180,627              19.94         410,922          10.94        203,868          11.30
Small Cap Growth                    206,898              13.40         224,290          13.58        188,817          15.27
Global Balanced                      66,465              11.21          39,396          11.37         47,984          10.89
Mid Cap Growth                      256,794              15.16         319,162          15.36        126,671          17.04
Large Cap Value                     399,456              17.57         364,434          17.81        119,869          15.23
Money Market                        508,883              19.36       1,060,581          12.83        412,219          12.27
Large/Mid Cap Value II              456,112              16.83         409,115          17.06              0              0
Small/Mid Cap Growth                 63,040              19.15         249,760          12.27         50,404          12.48
Real Estate Equity                   33,763              27.93         215,118          15.55         53,039          12.09
Growth & Income                     771,257              49.72       1,083,175          16.06        312,339          14.03
Managed                           2,259,385              36.98         241,446          15.74        106,256          14.40
Short Term Bond                      56,867              14.33          52,685          13.21        119,616          12.67
Small Cap Equity                    649,994               9.85         393,279           9.98        156,728           9.47
International Opportunities         683,897              11.67         309,496          11.82        484,946          11.31
Equity Index                        582,437              18.34       1,351,852          18.59        614,989          15.85
Global Bond                         165,785              13.09          83,411          13.27         71,751          12.52
Turner Core Growth                        0              18.58         303,642          18.19         57,374          17.48
Brandes International Equity              0              16.32         859,981          15.80         93,744          16.89
Frontier Capital Appreciation             0              21.12         466,890          19.33        230,649          18.71
Clifton Enhanced                          0              10.31         152,857          13.75        433,693          13.75
Emerging Markets                     66,502               6.98          51,920           7.04        108,630           7.04
Bond Index                           65,682              11.79          85,858          11.89        130,909          11.87
Small Mid Cap CORE                    9,298              10.12          38,648          10.20          5,571          10.20
High Yield Bond                      30,001               9.70          20,221           9.78        100,783           9.78
Large Cap Aggressive Growth               0               6.45           8,672           6.70            223           6.47
Fundamental  Growth                     821               6.28         151,754           7.18          1,622           6.30
Active Bond II                            0              10.96               0          10.99              0              0
Large Cap Value Core II               6,707              10.09           6,549          10.12              0              0
Aim V.I. Value                          530               7.21          14,970           7.49         60,241           7.24
Fidelity VIP Growth                   1,566               7.20           1,271           7.52          5,690           7.22
Fidelity VIP Contrafund               1,003               8.17           2,438           8.40            889           8.20
Janus Aspen Global Tech.              4,217               4.76          15,083           4.79          6,481           4.79
Janus Aspen Worldwide Gr.             4,618               6.91          25,689           6.93          5,249           6.93
MFS New Discovery Series              3,438               8.30          39,155           8.69          6,203           8.33
Templeton International               4,379               9.13         242,397           8.74              0           9.16

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                      MVUL 98 Class #10                MVEP 98 Class #11             MEVL II Class #12
                                -----------------------------   ---------------------------   ---------------------------
                                Accumulation     Accumulation   Accumulation   Accumulation   Accumulation   Accumulation
Subaccount                         Shares        Share Values      Shares      Share Values      Shares      Share Values
----------                      ------------     ------------   ------------   ------------   ------------   ------------
Large Cap Growth                    464,389           $14.28        385,387         $16.04         79,999         $52.84
Active Bond                         278,205            13.28        205,885          14.01        317,843          32.14
International Equity Index          193,408            11.30        134,392          10.94        217,327          21.21
Small Cap Growth                    145,718            15.27        166,645          13.58        126,215          13.80
Global Balanced                      40,522            10.89         11,256          11.37          3,437          11.55
Mid Cap Growth                      248,333            17.04        264,238          15.36        100,685          15.61
Large Cap Value                     462,297            15.23        288,915          17.81        266,343          18.09
Money Market                      5,588,653            12.27        469,149          12.83        451,536          14.09
Mid Cap Value                             0                0              0              0              0              0
Small/Mid Cap Growth                 26,792            12.48         24,064          12.27          2,530          19.96
Real Estate Equity                   43,415            12.09         55,870          15.55         67,092          29.47
Growth & Income                   1,152,557            14.03        362,522          16.06          3,627          59.99
Managed                             596,303            14.40        200,317          15.74         21,513          44.03
Short Term Bond                      60,655            12.67         47,127          13.21          7,009          14.93
Small Cap Equity                    117,055             9.47        173,991           9.98        155,317          10.14
International Opportunities         129,323            11.32        112,798          11.82        145,364          12.01
Equity Index                      1,281,212            15.85        858,785          18.59         79,699          18.88
Global Bond                          54,854            12.52         51,958          13.27          9,418          13.48
Turner Core Growth                  283,038            17.48        289,863          18.19              0          20.62
Brandes International Equity        275,810            16.89        465,117          15.80              0          16.62
Frontier Capital Appreciation       206,536            18.71        154,435          19.33              0          22.59
Clifton Enhanced                    228,779            13.75         80,697          13.75              0          13.91
Emerging Markets                     88,684             7.04         48,889           7.04         27,642           7.10
Bond Index                          310,696            11.89        395,480          11.89         35,080          11.99
Small Mid Cap CORE                   26,493            10.20         83,420          10.20            205          10.30
High Yield Bond                      77,932             9.78         88,496           9.78          8,918           9.87
Large Cap Aggressive Growth          14,118             6.47         11,246           6.70          1,532           8.02
Fundamental Growth                   13,371             6.30          7,120           7.18             71          10.43
Active Bond II                            0                0              0              0              0              0
Large Cap Value Core II                   0                0              0              0              0              0
Aim V.I. Value                       20,188             7.24          8,301           7.49             78          30.15
Fidelity VIP Growth                  20,489             7.22         90,142           7.52          1,502          72.03
Fidelity VIP Contrafund              27,731             8.20         10,465           8.40          1,776          27.50
Janus Aspen Global Technology         1,572             4.79          4,596           4.79            241           4.80
Janus Aspen Worldwide Growth         20,300             6.93         11,881           6.93          2,890           6.94
MFS New Discovery Series              4,979             8.33         23,408           8.69            113          15.04
Templeton International               3,600             9.16          3,412           8.74          12.83          22.40

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                               VEP Class #13
                                        Accumulation   Accumulation
Subaccount                                 Shares      Share Values
----------                              ------------   ------------
Large Cap Growth                             54,703         $52.84
Active Bond                                  13,860          32.14
International Equity Index                   35,128          21.21
Small Cap Growth                             86,495          13.80
Global Balanced                               2,141          11.55
Mid Cap Growth                               91,170          15.61
Large Cap Value                             107,026          18.09
Money Market                                884,646          14.09
Mid Cap Value                                     0              0
Small/Mid Cap Growth                         20,347          19.96
Real Estate Equity                            4,654          29.47
Growth & Income                              23,722          59.99
Managed                                      25,718          44.03
Short Term Bond                              17,902          14.93
Small Cap Equity                             32,263          10.14
International Opportunities                  55,357          12.01
Equity Index                                154,882          18.88
Global Bond                                  11,990          13.48
Turner Core Growth                                0          20.62
Brandes International Equity                      0          16.62
Frontier Capital Appreciation                     0          22.59
Clifton Enhanced                                  0          13.91
Emerging Markets                             44,426           7.10
Bond Index                                   31,182          11.99
Small Mid Cap CORE                           39,120          10.30
High Yield Bond                              19,730           9.87
Large Cap Aggressive Growth                   5,698           8.02
Fundamental Growth                            7,120          10.43
Active Bond II                                    0              0
Large Cap Value Core II                           0              0
Aim V.I. Value                                8,346          30.15
Fidelity VIP Growth                           4,176          72.03
Fidelity VIP Contrafund                      12,933          27.50
Janus Aspen Global Technology                 6,567           4.80
Janus Aspen Worldwide Growth                 12.351           6.94
MFS New Discovery Series                     13,886          15.04
Templeton International                       1,023          22.40

                        Report of Independent Auditors

To the Policyholders of
John Hancock Variable Life Account S
of John Hancock Variable Life Insurance Company

     We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Account S (the Account) (comprising, respectively, the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Clifton Enhanced U.S. Equity, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Core Bond, American Leaders Large Cap Value, AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, MFS New Discovery Series, and Templeton International Subaccounts) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Life Account S at December 31, 2000, the results of their operations and the changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

February 13, 2001

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2000

                                                                                                   International
                                                                        Large Cap       Active        Equity        Small Cap
                                                                          Growth         Bond          Index          Growth
                                                                        Subaccount    Subaccount    Subaccount      Subaccount
                                                                        ----------    ----------   -------------    ----------
Assets
Investments in shares of portfolios of John Hancock Variable
  Series Trust I, at value..........................................   $128,183,227  $49,115,293    $35,113,621    $35,777,318
Investments in shares of portfolios of Outside Trusts, at value.....             --           --             --             --
Receivable from:
  John Hancock Variable Series Trust I..............................        217,824       21,983         34,739      1,066,885
  Portfolio of Outside Trusts.......................................             --           --             --             --
                                                                       ------------  -----------    -----------    -----------
Total assets........................................................    128,401,051   49,137,276     35,148,360     36,844,203
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company......................        214,814       21,266         33,992      1,065,954
  Portfolio of Outside Trusts.......................................             --           --             --             --
Asset charges payable...............................................          3,010          717            747            931
                                                                       ------------  -----------    -----------    -----------
Total liabilities...................................................        217,824       21,983         34,739      1,066,885
                                                                       ------------  -----------    -----------    -----------
Net assets..........................................................   $128,183,227  $49,115,293    $35,113,621    $35,777,318
                                                                       ============  ===========    ===========    ===========

                                                                         Global         Mid Cap      Large Cap       Money
                                                                        Balanced        Growth         Value         Market
                                                                       Subaccount     Subaccount    Subaccount     Subaccount
                                                                       ----------     ----------    ----------     ----------
Assets
Investments in shares of portfolios of John Hancock Variable
  Series Trust I, at value........................................     $3,533,069    $56,033,021   $52,663,086   $189,140,131
Investments in shares of portfolios of Outside Trusts, at value...             --             --            --             --
Receivable from:
  John Hancock Variable Series Trust I............................            166      1,062,123        43,811      5,658,510
  Portfolio of Outside Trusts.....................................             --             --            --             --
                                                                       ----------    -----------   -----------   ------------
Total assets......................................................      3,533,235     57,095,144    52,706,897    194,798,641
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company....................             69      1,060,694        42,643      5,653,690
  Portfolio of Outside Trusts.....................................             --             --            --             --
Asset charges payable.............................................             97          1,429         1,168          4,820
                                                                       ----------    -----------   -----------   ------------
Total liabilities.................................................            166      1,062,123        43,811      5,658,510
                                                                       ----------    -----------   -----------   ------------
Net assets........................................................     $3,533,069    $56,033,021   $52,663,086   $189,140,131
                                                                       ==========    ===========   ===========   ============

See accompany notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                DECEMBER 31, 2000


                                                                            Mid Cap     Small/Mid Cap  Real Estate   Growth &
                                                                             Value         Growth        Equity       Income
                                                                           Subaccount    Subaccount    Subaccount   Subaccount
                                                                           ----------   -------------  -----------  ----------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................     $ 31,539,966  $ 12,113,014  $ 17,858,812  $182,636,457
Investments in shares of portfolios of Outside Trusts, at value......               --            --            --            --
Receivable from:
   John Hancock Variable Series Trust I..............................           14,549         7,592         9,207       184,566
   Portfolio of Outside Trusts.......................................               --            --            --            --
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................       31,554,515    12,120,606    17,868,019   182,821,023
Liabilities
Payable to:
   John Hancock Variable  Life Insurance Company.....................           13,735         7,211         8,870       178,590
   Portfolio of Outside Trusts.......................................               --            --            --            --
Asset charges payable................................................              814           381           337         5,976
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................           14,549         7,592         9,207       184,566
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $ 31,539,966  $ 12,113,014  $ 17,858,812  $182,636,457
                                                                          ============  ============  ============  ============

                                                                                        Short-Term     Small Cap    International
                                                                           Managed         Bond         Equity      Opportunities
                                                                          Subaccount    Subaccount    Subaccount      Subaccount
                                                                          ----------    ----------    ----------      ----------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................     $128,889,839  $ 16,559,672  $ 26,092,949  $ 41,366,171
Investments in shares of portfolios of Outside Trusts, at value......               --            --            --            --
Receivable from:
   John Hancock Variable Series Trust I..............................          162,149        18,438       469,529        27,592
   Portfolio of Outside Trusts.......................................               --            --            --            --
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................      129,051,988    16,578,110    26,562,478    41,393,763
Liabilities
Payable to:
   John Hancock Variable Life Insurance Company......................          156,559        18,146       468,842        26,560
   Portfolio of Outside Trusts.......................................               --            --            --            --
Asset charges payable................................................            5,590           292           687         1,032
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................          162,149        18,438       469,529        27,592
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $128,889,839  $ 16,559,672  $ 26,092,949  $ 41,366,171
                                                                          ============  ============  ============  ============

See accompany notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                December 31, 2000


                                                                                                        Turner         Brandes
                                                                             Equity       Global         Core       International
                                                                             Index         Bond         Growth         Equity
                                                                           Subaccount   Subaccount    Subaccount     Subaccount
                                                                           ----------   ----------    ----------     ----------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................     $160,798,440  $  8,150,109            --            --
Investments in shares of portfolios of Outside Trusts, at value......               --            --  $ 22,550,873  $ 36,778,383
Receivable from:
   John Hancock Variable Series Trust I..............................          142,079         3,841            --            --
   Portfolio of Outside Trusts.......................................               --            --       179,536       109,167
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................      160,940,519     8,153,950    22,730,409    36,887,550
Liabilities
Payable to:
   John Hancock Variable Life Insurance Company......................          138,139         3,610            --            --
   Portfolio of Outside Trusts.......................................               --            --       179,137       108,613
Asset charges payable................................................            3,940           231           399           554
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................          142,079         3,841       179,536       109,167
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $160,798,440  $  8,150,109  $ 22,550,873  $ 36,778,383
                                                                          ============  ============  ============  ============

                                                                            Frontier       Clifton      Emerging
                                                                            Capital       Enhanced      Markets        Bond
                                                                          Appreciation   U.S. Equity     Equity        Index
                                                                           Subaccount    Subaccount    Subaccount    Subaccount
                                                                           ----------    ----------    ----------    ----------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................               --            --  $  5,278,940  $ 12,799,604
Investments in shares of portfolios of Outside Trusts, at value......     $ 23,632,255  $ 10,205,351            --            --
Receivable from:
   John Hancock Variable Series Trust I..............................               --            --        10,248           593
   Portfolio of Outside Trusts.......................................          184,569           882            --            --
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................       23,816,824    10,206,233     5,289,188    12,800,197
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company........................               --            --        10,112           285
 Portfolio of Outside Trusts.........................................          184,197           743            --            --
Asset charges payable................................................              372           139           136           308
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................          184,569           882        10,248           593
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $ 23,632,255  $ 10,205,351  $  5,278,940  $ 12,799,604
                                                                          ============  ============  ============  ============

See accompany notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                December 31, 2000


                                                                                           High       Large Cap
                                                                          Small/Mid       Yield       Aggressive    Fundamental
                                                                           Cap Core        Bond         Growth        Growth
                                                                          Subaccount    Subaccount    Subaccount    Subaccount
                                                                          ----------    ----------    ----------    ----------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................     $  2,657,431  $  4,742,004  $    344,987  $  2,013,134
Investments in shares of portfolios of Outside Trusts, at value......               --            --            --            --
Receivable from:
   John Hancock Variable Series Trust I..............................           13,675        11,348            11            41
   Portfolio of Outside Trusts.......................................               --            --            --            --
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................        2,671,106     4,753,352       344,998     2,013,175
Liabilities
Payable to:
   John Hancock Variable Life Insurance Company......................           13,617        11,231            --            --
   Portfolio of Outside Trusts.......................................               --            --            --            --
Asset charges payable................................................               58           117            11            41
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................           13,675        11,348            11            41
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $  2,657,431  $  4,742,004  $    344,987  $  2,013,134
                                                                          ============  ============  ============  ============

                                                                                          American
                                                                                        Leaders Large   AIM V.I.    Fidelity Vip
                                                                           Core Bond      Cap Value      Value         Growth
                                                                           Subaccount    Subaccount    Subaccount    Subaccount
                                                                           ----------   ------------  ------------  ------------
Assets
Investments in shares of portfolios of John Hancock Variable
   Series Trust I, at value..........................................     $     16,062  $    553,446            --            --
Investments in shares of portfolios of Outside Trusts, at value......               --            --  $  1,164,444  $  1,517,758
Receivable from:
   John Hancock Variable Series Trust I..............................              564            21            --            --
   Portfolio of Outside Trusts.......................................               --            --            25        63,072
                                                                          ------------  ------------  ------------  ------------
Total assets.........................................................           16,626       553,467     1,164,469     1,580,830
Liabilities
Payable to:
   John Hancock Variable Life Insurance Company......................              564            --            --            --
   Portfolio of Outside Trusts.......................................               --            --            --        63,030
Asset charges payable................................................               --            21            25            42
                                                                          ------------  ------------  ------------  ------------
Total liabilities....................................................              564            21            25        63,072
                                                                          ------------  ------------  ------------  ------------
Net assets...........................................................     $     16,062  $    553,446  $  1,164,444  $  1,517,758
                                                                          ============  ============  ============  ============

See accompany notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                               December 31, 2000


                                            Janus     Janus Aspen   MFS New
                        Fidelity VIP II     Aspen      Worldwide   Discovery      Templeton
                          Contrafund     Global Tech    Growth       Series     International
                          Subaccount     Subaccount   Subaccount   Subaccount     Subaccount
                        ---------------  -----------  -----------  ----------   -------------
Assets
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value..................          --            --            --           --           --
Investments in shares
 of portfolios of
 Outside Trusts, at
 value..................  $1,006,617      $442,306    $1,038,378   $1,178,457     $870,339
Receivable from:
 John Hancock Variable
  Series Trust I........          --            --            --           --           --
 Portfolio of Outside
  Trusts................          40            16            32           32           31
                          ----------      --------    ----------   ----------     --------
Total assets............   1,006,657       442,322     1,038,410    1,178,489      870,370
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company...............          --            --            --           --           --
 Portfolio of Outside
  Trusts................          14            --            --           32           --
Asset charges payable...          26            16            32           --           31
                          ----------      --------    ----------   ----------     --------
Total liabilities.......          40            16            32           32           31
                          ----------      --------    ----------   ----------     --------
Net assets..............  $1,006,617      $442,306    $1,038,378   $1,178,457     $870,339
                          ==========      ========    ==========   ==========     ========

See accompany notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                           STATEMENTS OF OPERATIONS

                     Years and periods ended December 31,


                                              Large Cap Growth Subaccount                  Active Bond Subaccount
                                        ----------------------------------------   ---------------------------------------
                                            2000          1999          1998           2000          1999           1998
                                        -------------  ------------  ------------  -------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.. $ 20,421,555   $17,558,034   $ 6,312,073     $2,372,089   $ 2,851,613    $2,190,901
 Portfolio of Outside Trusts...........           --            --            --             --            --            --
                                        ------------   -----------   -----------   ------------   -----------    ----------
Total investment income................   20,421,555    17,558,034     6,312,073      2,372,089     2,851,613     2,190,901
Expenses:
 Mortality and expense risks...........     (433,387)     (324,595)     (168,652)       (92,625)     (126,407)      (93,556)
                                        ------------   -----------   -----------   ------------   -----------    ----------
Net investment income..................   19,988,168    17,233,439     6,143,421      2,279,464     2,725,206     2,097,345
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........    5,243,833     5,003,007     1,750,881     (1,159,229)   (1,391,910)      185,230
 Net unrealized appreciation
  (depreciation) during the period.....  (53,885,375)   (2,053,672)    8,041,022      2,598,926    (1,837,190)     (378,058)
                                        ------------   -----------   -----------   ------------   -----------    ----------
Net realized and unrealized gain
 (loss) on investments.................  (48,641,542)    2,949,335     9,791,903      1,439,697    (3,229,100)     (192,828)
                                        ------------   -----------   -----------   ------------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations............. $(28,653,374)  $20,182,774   $15,935,324     $3,719,161   $  (503,894)   $1,904,517
                                        ============   ===========   ===========   ============   ===========    ==========

                                        International Equity Index Subaccount         Small Cap Growth Subaccount
                                        --------------------------------------  ---------------------------------------
                                           2000          1999         1998          2000          1999           1998
                                        ------------  -----------  -----------  -------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..  $1,780,524     $936,475   $1,930,710   $  3,489,821   $ 3,697,955            --
 Portfolio of Outside Trusts...........          --           --           --             --            --            --
                                        -----------   ----------   ----------   ------------   -----------    ----------
Total investment income................   1,780,524      936,475    1,930,710      3,489,821     3,697,955            --
Expenses:
 Mortality and expense risks...........    (112,998)     (81,058)     (45,651)      (135,490)      (60,221)   $  (22,593)
                                        -----------   ----------   ----------   ------------   -----------    ----------
Net investment income (loss)...........   1,667,526      855,417    1,885,059      3,354,331     3,637,734       (22,593)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains....................     670,269      753,750      152,030      2,830,901     2,548,944        58,729
 Net unrealized appreciation
  (depreciation) during the period.....  (8,622,825)   4,871,167       78,480    (17,022,592)    3,920,455     1,070,805
                                        -----------   ----------   ----------   ------------   -----------    ----------
Net realized and unrealized gain
 (loss) on investments.................  (7,952,556)   5,624,917      230,510    (14,191,691)    6,469,399     1,129,534
                                        -----------   ----------   ----------   ------------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations............. $(6,285,030)  $6,480,334   $2,115,569   $(10,837,360)  $10,107,133    $1,106,941
                                        ===========   ==========   ==========   ============   ===========    ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      Years and periods ended December 31,

                             Global Balanced Subaccount              Mid Cap Growth Subaccount
                        -------------------------------------  --------------------------------------
                           2000         1999          1998         2000          1999          1998
                        -----------  ------------  ----------  -------------  -----------  ------------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I.......   $191,397      $372,766     $185,760  $  9,182,305   $ 6,491,783   $1,114,374
 Portfolio of Outside
  Trusts...............         --            --           --            --            --           --
                        ----------   -----------   ----------  ------------   -----------   ----------
Total investment
 income................    191,397       372,766      185,760     9,182,305     6,491,783    1,114,374
Expenses:
 Mortality and expense
  risks................     15,646        13,792        9,687       243,927       102,248       26,123
                        ----------   -----------   ----------  ------------   -----------   ----------
Net investment income..    175,751       358,974      176,073     8,938,378     6,389,535    1,088,251
Net realized and
 unrealized gain
 on investments:
 Net realized gains
  (losses).............   (506,008)       15,640       24,206     8,113,159     5,188,018      599,619
 Net unrealized
  appreciation
  (depreciation)
  during the period....   (109,325)     (173,912)     147,461   (49,252,941)   15,078,681    1,184,263
                        ----------   -----------   ----------  ------------   -----------   ----------
Net realized and
 unrealized gain
 (loss) on
 investments...........   (615,333)     (158,272)     171,667   (41,139,782)   20,266,699    1,783,882
                        ----------   -----------   ----------  ------------   -----------   ----------
Net increase
 (decrease) in net
 assets resulting from
 operations............  $(439,582)     $200,702     $347,740  $(32,201,404)  $26,656,234   $2,872,133
                        ==========   ===========   ==========  ============   ===========   ==========

                             Large Cap Value Subaccount             Money Market Subaccount
                        -------------------------------------  ----------------------------------
                           2000         1999          1998        2000        1999         1998
                        -----------  ------------  ----------  ----------  ----------  ------------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I....... $2,639,356   $ 1,809,072   $  797,874  $5,765,606  $3,279,928   $1,854,829
 Portfolio of Outside
  Trusts...............         --            --           --          --          --           --
                        ----------   -----------   ----------  ----------  ----------   ----------
Total investment
 income................  2,639,356     1,809,072      797,874   5,765,606   3,279,928    1,854,829
Expenses:
 Mortality and expense
  risks................    109,830        88,877       41,415     328,559     291,398      167,813
                        ----------   -----------   ----------  ----------  ----------   ----------
Net investment income..  2,529,526     1,720,195      756,459   5,437,047   2,988,530    1,687,016
Net realized and
 unrealized gain
 (loss) on investments:
 Net realized gains
  (losses).............   (861,398)      705,454      330,827          --          --           --
 Net unrealized
  appreciation
  (depreciation)
  during the period....  3,840,473    (2,181,112)     145,355          --          --           --
                        ----------   -----------   ----------  ----------  ----------   ----------
Net realized and
 unrealized gain
 (loss) on
 investments...........  2,979,075    (1,475,658)     476,182          --          --           --
                        ----------   -----------   ----------  ----------  ----------   ----------
Net increase in net
 assets resulting from
 operations............ $5,508,601   $   244,537   $1,232,641  $5,437,047  $2,988,530   $1,687,016
                        ==========   ===========   ==========  ==========  ==========   ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      Years and periods ended December 31,


                                                    Mid Cap Value Subaccount             Small/Mid Cap Growth Subaccount
                                              ------------------------------------   ----------------------------------------
                                                 2000        1999         1998           2000          1999           1998
                                              ----------  -----------  ------------  -------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......   $3,243,126  $  110,190   $   120,469     $1,246,873   $ 1,421,656       $142,469
 Portfolio of Outside Trusts...............           --          --            --             --            --             --
                                              ----------  ----------   -----------   ------------   -----------    -----------
Total investment income....................    3,243,126     110,190       120,469      1,246,873     1,421,656        142,469
Expenses:
 Mortality and expense risks...............       84,295      68,611        45,020         39,985        32,995         34,432
                                              ----------  ----------   -----------   ------------   -----------    -----------
Net investment income......................    3,158,831      41,579        75,449      1,206,888     1,388,661        108,037
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...............    2,578,812    (860,332)     (538,516)      (652,532)       13,375        232,246
 Net unrealized appreciation (depreciation)
  during the period........................      689,275   1,757,919      (830,390)       119,763    (1,001,208)       236,333
                                              ----------  ----------   -----------   ------------   -----------    -----------
Net realized and unrealized gain (loss) on
 investments...............................    3,268,087     897,587    (1,368,906)      (532,769)     (987,833)       468,579
                                              ----------  ----------   -----------   ------------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations.................   $6,426,918  $  939,166   $(1,293,457)    $  674,119   $   400,828       $576,616
                                              ==========  ==========   ===========   ============   ===========    ===========



                                                 Real Estate Equity Subaccount            Growth & Income Subaccount
                                              -----------------------------------   ----------------------------------------
                                                 2000       1999         1998           2000          1999           1998
                                              ----------  ----------  ------------  -------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......   $1,569,398   $544,845    $  305,783   $ 34,126,174   $23,565,679    $ 9,266,175
 Portfolio of Outside Trusts...............           --         --            --             --            --             --
                                              ----------  ---------    ----------   ------------   -----------    -----------
Total investment income....................    1,569,398    544,845       305,783     34,126,174    23,565,679      9,266,175
Expenses:
 Mortality and expense risks...............       45,265     29,468        22,716        844,779       715,377        290,361
                                              ----------  ---------    ----------   ------------   -----------    -----------
Net investment income......................    1,524,133    515,377       283,067     33,281,395    22,850,302      8,975,814
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...............    1,851,413   (735,504)     (454,979)     2,197,930     6,207,253      2,061,212
 Net unrealized appreciation (depreciation)
  during the period........................    1,041,612     80,925      (698,676)   (63,700,088)   (5,814,839)     7,759,307
                                              ----------  ---------    ----------   ------------   -----------    -----------
Net realized and unrealized gain (loss) on
 investments...............................    2,893,025   (654,579)   (1,153,655)   (61,502,158)      392,414      9,820,519
                                              ----------  ---------    ----------   ------------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations.................   $4,417,158  $(139,202)   $ (870,588)  $(28,220,763)  $23,242,716    $18,796,333
                                              ==========  =========    ==========   ============   ===========    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      Years and periods ended December 31,


                                                        Managed Subaccount                    Short-Term Bond Subaccount
                                              ---------------------------------------  -----------------------------------------
                                                  2000          1999          1998         2000           1999           1998
                                              -------------  ------------  ----------  --------------  ------------  --------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......   $ 13,844,402   $11,251,980   $3,606,186      $ 920,563   $   957,614    $   977,164
 Portfolio of Outside Trusts...............              -            --           --             --            --             --
                                              ------------   -----------   ----------  -------------   -----------    -----------
Total investment income....................     13,844,402    11,251,980    3,606,186        920,563       957,614        977,164
Expenses:
 Mortality and expense risks...............        686,633       495,544      121,905         37,022        50,128         50,947
                                              ------------   -----------   ----------  -------------   -----------    -----------
Net investment income......................     13,157,769    10,756,436    3,484,281        883,541       907,486        926,217
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)...............       (233,751)    2,233,258      278,186       (210,780)     (441,667)        24,740
 Net unrealized appreciation (depreciation)
  during the period........................    (13,708,391)   (6,419,069)   1,791,231        451,906       (85,754)      (136,999)
                                              ------------   -----------   ----------  -------------   -----------    -----------
Net realized and unrealized gain (loss) on
 investments...............................    (13,708,391)   (4,185,811)   2,069,417        241,126      (527,421)      (112,259)
                                              ------------   -----------   ----------  -------------   -----------    -----------
Net increase (decrease) in net assets
 resulting
 from operations...........................   $   (784,373)  $ 6,570,625   $5,553,698     $1,124,667   $   380,065    $   813,958
                                              ============   ===========   ==========  =============   ===========    ===========




                                                     Small Cap Equity Subaccount       International Opportunities Subaccount
                                                 -----------------------------------   ---------------------------------------
                                                    2000         1999        1998          2000           1999          1998
                                                 ------------  ----------  ----------  --------------  -----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.........   $ 2,024,209    $409,324   $  47,350   $  2,592,009    $2,096,195    $  103,399
 Portfolio of Outside Trust...................            --          --          --             --            --            --
                                                 -----------   ---------   ---------   ------------    ----------    ----------
Total investment income.......................     2,024,209     409,324      47,350      2,592,009     2,096,195       103,399
Expenses:
 Mortality and expense risks..................        89,912      64,613      33,335        134,950        90,191        50,003
                                                 -----------   ---------   ---------   ------------    ----------    ----------
Net investment income.........................     1,934,297     344,711      14,015      2,457,059     2,006,004        53,396
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)..................      (158,893)   (979,002)     (9,919)     2,209,044     1,907,809       191,495
 Net unrealized appreciation (depreciation)
  during the period...........................    (4,241,216)    325,684    (523,693)   (11,479,826)    3,818,953     1,108,416
                                                 -----------   ---------   ---------   ------------    ----------    ----------
Net realized and unrealized gain (loss) on
 investments .................................    (4,400,109)   (653,318)   (533,612)    (9,270,782)    5,726,762     1,299,911
                                                 -----------   ---------   ---------   ------------    ----------    ----------
Net increase (decrease) in net assets resulting
 from operations..............................   $(2,465,812)  $(308,607)  $(519,597)  $ (6,813,723)   $7,732,766    $1,353,307
                                                 ===========   =========   =========   ============    ==========    ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      Years and Periods Ended December 31,


                                                     Equity Index Subaccount                Global Bond Subaccount
                                              --------------------------------------  ------------------------------------
                                                  2000          1999         1998        2000          1999          1998
                                              -------------  -----------  ----------  ------------  ------------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $  8,279,123   $ 5,839,023  $1,337,750     $459,052   $   460,088    $303,545
 Portfolio of Outside Trusts................            --            --          --           --            --          --
                                              ------------   -----------  ----------  -----------   -----------    --------
Total investment income.....................     8,279,123     5,839,023   1,337,750      459,052       460,088     303,545
Expenses:
 Mortality and expense risks................       552,681       335,573     126,021       28,858        35,321      19,894
                                              ------------   -----------  ----------  -----------   -----------    --------
Net investment income                            7,726,442     5,503,450   1,211,729      430,194       424,767     283,651
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)................     4,357,007     7,681,081     691,270     (302,157)     (204,675)     81,659
Net unrealized appreciation (depreciation)
 during the period..........................   (30,073,491)    4,678,509   6,098,919      688,537      (433,526)     43,608
                                              ------------   -----------  ----------  -----------   -----------    --------
Net realized and unrealized gain
 (loss) on investments......................   (25,716,484)   12,359,590   6,790,189      386,380      (638,201)    125,267
                                              ------------   -----------  ----------  -----------   -----------    --------
Net increase (decrease) in net assets
 resulting from operations..................  $(17,990,042)  $17,863,040  $8,001,918    $ 816,574   $  (213,434)   $408,918
                                              ============   ===========  ==========  ===========   ===========    ========

                                                Turner Core Growth Subaccount     Brandes International Equity Subaccount
                                              ----------------------------------  ----------------------------------------
                                                 2000          1999       1998        2000            1999          1998
                                              ------------  ----------  --------  --------------  ------------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $        --   $       --  $     --   $        --     $       --     $     --
 Portfolio of Outside Trusts................    3,134,021    1,349,358    84,940     2,849,758        549,978       32,677
                                              -----------   ----------  --------   -----------     ----------     --------
Total investment income.....................    3,134,021    1,349,358    84,940     2,849,758        549,978       32,677
Expenses:
 Mortality and expense risks................       61,261       33,920     7,737        57,452         34,297        7,502
                                              -----------   ----------  --------   -----------     ----------     --------
Net investment income.......................    3,072,760    1,315,438    77,203     2,792,306        515,681       25,175
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains.........................    2,749,177    1,038,462   156,278     1,629,793        507,727       12,541
 Net unrealized appreciation (depreciation)
  during the period.........................   (8,773,256)   1,626,646   562,620    (2,602,173)     3,486,097      (26,022)
                                              -----------   ----------  --------   -----------     ----------     --------
Net realized and unrealized gain (loss) on
 investments................................   (6,024,079)   2,665,108   718,898      (972,380)     3,993,824      (13,481)
                                              -----------   ----------  --------   -----------     ----------     --------
Net increase (decrease) in net assets
 resulting from operations..................  $(2,951,319)  $3,980,546  $796,101   $ 1,819,926     $4,509,505     $ 11,694
                                              ===========   ==========  ========   ===========     ==========     ========



See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                     Years and periods ended December 31,


                                             Frontier Capital Appreciation Subaccount    Clifton Enhanced U.S. Equity Subaccount
                                             -----------------------------------------   ---------------------------------------
                                                 2000            1999         1998           2000            1999          1998
                                             --------------  ------------  ------------  --------------  ------------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $        --     $       --    $      --     $        --     $       --     $     --
 Portfolio of Outside Trusts................    5,801,558        487,465       34,738       1,412,843        532,067       72,302
                                              -----------     ----------    ---------     -----------     ----------     --------
Total investment income.....................    5,801,558        487,465       34,738       1,412,843        532,067       72,302
Expenses:
 Mortality and expense risks................       54,938         37,471       24,841          19,820         13,930        4,069
                                              -----------     ----------    ---------     -----------     ----------     --------
Net investment income.......................    5,746,620        449,994        9,897       1,393,023        518,137       68,233
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................    4,402,175        624,068     (445,752)        132,736        264,436       87,723
 Net unrealized appreciation
  (depreciation) during the period..........   (9,587,258)     3,431,408      432,064      (2,553,428)       151,562       89,677
                                              -----------     ----------    ---------     -----------     ----------     --------
Net realized and unrealized gain (loss) on
 investments................................   (5,185,083)     4,055,476      (13,688)     (2,420,692)       415,998      177,400
                                              -----------     ----------    ---------     -----------     ----------     --------
Net increase (decrease) in net assets
 resulting from operations..................  $   561,537     $4,505,470    $  (3,791)    $(1,027,669)    $  934,135     $245,633
                                              ===========     ==========    =========     ===========     ==========     ========

                                                 Emerging Markets Equity Subaccount               Bond Index Subaccount
                                             -----------------------------------------   ---------------------------------------
                                                 2000            1999         1998*          2000            1999          1998*
                                             --------------  ------------  ------------  --------------  ------------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $   454,929     $  137,724    $     522     $   514,721     $  140,772     $ 23,842
 Portfolio of Outside Trusts................           --             --           --              --             --           --
                                              -----------     ----------    ---------     -----------     ----------     --------
Total investment income.....................      454,929        137,724          522         514,721        140,772       23,842
Expenses:
 Mortality and expense risks................       22,702          5,465          387          27,209         10,636          937
                                              -----------     ----------    ---------     -----------     ----------     --------
Net investment income.......................      432,227        132,259          135         487,512        130,136       22,905
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................   (1,410,734)       663,998      (45,975)        (53,751)      (104,174)       1,002
 Net unrealized appreciation
  (depreciation) during the period..........   (2,006,595)       432,248        2,289         472,128        (78,192)     (10,217)
                                              -----------     ----------    ---------     -----------     ----------     --------
Net realized and unrealized gain (loss) on
 investments................................   (3,417,329)     1,096,246      (43,686)        418,377       (182,366)      (9,215)
                                              -----------     ----------    ---------     -----------     ----------     --------
Net increase (decrease) in net assets
 resulting from operations..................  $(2,985,102)    $1,228,505    $ (43,551)    $   905,889     $  (52,230)    $ 13,690
                                              ===========     ==========    =========     ===========     ==========     ========

   ____________________________________

* From May 1, 1998 (commencement of operations).

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                     Years and periods ended December 31,


                                                                  Small/Mid Cap CORE Subaccount       High Yield Bond Subaccount
                                                                 -------------------------------   --------------------------------
                                                                   2000        1999      1998*       2000        1999        1998*
                                                                 ----------  ---------  ---------  ----------  ----------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........................  $  106,135  $  54,784         --  $  373,904  $  352,641  $ 88,721
 Portfolio of Outside Trusts...................................          --         --         --          --          --        --
                                                                 ----------  ---------  ---------  ----------  ----------  --------
Total investment income........................................     106,135     54,784         --     373,904     352,641    88,721
Expenses:
 Mortality and expense risks...................................       5,370      2,073  $     535      14,689      12,206     1,962
                                                                 ----------  ---------  ---------  ----------  ----------  --------
Net investment income (loss)...................................     100,765     52,711       (535)    359,215     340,435    86,759
Net realized and unrealized gain (loss) on investments:
 Net realized gains (losses)...................................      52,147     65,733    (25,196)   (207,326)     42,365    64,824
 Net unrealized appreciation (depreciation) during the
    period.....................................................    (145,708)   (10,735)    18,718    (650,931)   (139,659)  149,416
                                                                 ----------  ---------  ---------  ----------  ----------  --------
Net realized and unrealized gain (loss) on investments.........     (93,561)    54,998     (6,478)   (858,257)    (97,294)  214,240
                                                                 ----------  ---------  ---------  ----------  ----------  --------
Net increase (decrease) in net assets resulting from
    operations.................................................  $    7,204  $ 107,709  $  (7,013) $ (499,042) $  243,141  $300,999
                                                                 ==========  =========  =========  ==========  ==========  ========


                                                                                                                       American
                                                                       Large Cap       Fundamental                   Leaders Large
                                                                   Aggressive Growth     Growth     Core Bond         Cap Value
                                                                      Subaccount       Subaccount   Subaccount        Subaccount
                                                                 -------------------- ------------ ------------  ------------------
                                                                         2000**          2000***      2000****        2000****
                                                                 -------------------- ------------ ------------  ------------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........................       $  6,164         $ 206,294       $254           $  3,426
 Portfolio of Outside Trusts...................................             --                --         --                 --
                                                                      --------         ---------       ----           --------
Total investment income........................................          6,164           206,294        254              3,426
Expenses:
 Mortality and expense risks...................................            260             1,175          7                682
                                                                      --------         ---------       ----           --------
Net investment income..........................................          5,904           205,119        247              2,744
Net realized and unrealized gain  (loss) on investments:
 Net realized gains (losses)...................................        (11,798)          (46,349)        89              8,325
 Net unrealized appreciation (depreciation) during the period..        (37,617)         (568,635)        96              9,977
                                                                      --------         ---------       ----           --------
Net realized and unrealized gain (loss) on investments.........        (49,415)         (614,984)       185             18,302
                                                                      --------         ---------       ----           --------
Net increase (decrease) in net assets resulting
   from operations.............................................       $(43,511)        $(409,865)      $432           $ 21,046
                                                                      ========         =========       ====           ========

 _________________________

     * From May 1, 1998 (commencement of operations).
    ** From April 24, 2000 (commencement of operations).
   *** From April 28, 2000 (commencement of operations).
  **** From June 29, 2000 (commencement of operations).

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                     Years and periods ended December 31,





                                                           AIM V.I.                           Fidelity VIP II
                                                            Value      Fidelity VIP Growth      Contrafund      Janus Aspen Global
                                                          Subaccount        Subaccount          Subaccount        Tech Subaccount
                                                         ------------  --------------------  ----------------  ---------------------
                                                            2000**            2000**              2000**              2000***
                                                         ------------  --------------------  ----------------  ---------------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..................           --                   --                --                   --
 Portfolio of Outside Trusts...........................    $  48,587                   --                --            $   2,686
                                                           ---------            ---------         ---------            ---------
Total investment income................................       48,587                   --                --                2,686
Expenses:
 Mortality and expense risks...........................          954            $   1,420         $   1,017                  658
                                                           ---------            ---------         ---------            ---------
Net investment income (loss)...........................       47,633               (1,420)           (1,017)               2,028
Net realized and unrealized (loss) on investments:
 Net realized (losses).................................      (54,358)              (8,731)          (11,057)             (69,974)
 Net unrealized (depreciation) during the period.......     (101,244)            (156,818)          (35,244)             (98,497)
                                                           ---------            ---------         ---------            ---------
Net realized and unrealized (loss) on investments......     (155,602)            (165,549)          (46,301)            (168,471)
                                                           ---------            ---------         ---------            ---------
Net (decrease) in net assets resulting
 from operations.......................................    $(107,969)           $(166,969)        $ (47,318)           $(166,443)
                                                           =========            =========         =========            =========

                                                                                        Janus Aspen    MFS New
                                                                                         Worldwide    Discovery    Templeton
                                                                                          Growth       Series     International
                                                                                        Subaccount   Subaccount    Subaccount
                                                                                        -----------  ----------  ---------------
                                                                                          2000***      2000**        2000**
                                                                                        -----------  ----------  ---------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...............................................            --          --             --
 Portfolio of Outside Trusts........................................................     $  18,937          --             --
                                                                                         ---------    --------       --------
Total investment income.............................................................        18,937          --             --
Expenses:
 Mortality and expense risks........................................................         1,396    $  1,349       $    640
                                                                                         ---------    --------       --------
Net investment income (loss)........................................................        17,541      (1,349)          (640)
Net realized and unrealized gain (loss) on investments:
 Net realized gains (losses)........................................................      (140,835)     16,026         11,899
 Net unrealized appreciation (depreciation) during the period.......................       (61,721)    (94,403)        15,320
                                                                                         ---------    --------       --------
Net realized and unrealized gain (loss) on investments..............................      (202,556)    (78,377)        27,219
                                                                                         ---------    --------       --------
Net increase (decrease) in net assets resulting from operations.....................     $(185,015)   $(79,726)      $ 26,579
                                                                                         =========    ========       ========

 _________________________

 ** From April 24, 2000 (commencement of operations).
*** From June 29, 2000 (commencement of operations).

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                      STATEMENTS OF CHANGES IN NET ASSETS

                     Years and periods ended December 31,


                                                Large Cap Growth Subaccount                       Active Bond Subaccount
                                        -------------------------------------------   --------------------------------------------
                                            2000            1999           1998           2000            1999            1998
                                        --------------  -------------  ------------   -------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income. . . . . . . .   $   19,988,168   $17,233,439   $  6,143,421   $   2,279,464   $  2,725,206    $  2,097,345
 Net realized gains (losses). . . . .        5,243,833     5,003,007      1,750,881      (1,159,229)    (1,391,910)        185,230
 Net unrealized appreciation
  (depreciation) during the
  period. . . . . . . . . . . . . . .      (53,885,375)   (2,053,672)     8,041,022       2,598,926     (1,837,190)       (378,058)
                                        --------------  -------------  ------------   -------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations. . . . . .      (28,653,374)   20,182,774     15,935,324       3,719,161       (503,894)      1,904,517
From policyholder transactions:
 Net premiums from
  policyholders . . . . . . . . . . .      143,098,730    75,667,981     29,859,648      37,518,244     74,595,720      38,567,292
 Net benefits to policyholders. . . .     (101,783,680)  (45,347,424)   (13,281,028)    (30,443,585)   (68,312,320)    (27,391,317)
                                        --------------  ------------   ------------   -------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions . . .       41,315,050    30,320,557     16,578,620       7,074,659      6,283,400      11,175,975
                                        --------------  ------------   ------------   -------------   ------------    ------------
Net increase in net assets. . . . . .       12,661,676    50,503,331     32,513,944      10,793,820      5,779,506      13,080,492
Net assets at beginning of period . .      115,521,551    65,018,220     32,504,276      38,321,473     32,541,967      19,461,475
                                        --------------  ------------   ------------   -------------   ------------    ------------
Net assets at end of period . . . . .   $  128,183,227  $115,521,551   $ 65,018,220   $  49,115,293   $ 38,321,473    $ 32,541,967
                                        ==============  ============   ============   =============   ============    ============


                                            International Equity Index Subaccount              Small Cap Growth Subaccount
                                         ------------------------------------------   --------------------------------------------
                                            2000            1999           1998           2000            1999            1998
                                        --------------  -------------  ------------   -------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss). . . . .   $  1,667,526   $    855,417   $  1,885,059   $   3,354,331   $  3,637,734    $    (22,593)
 Net realized gains. . . . . . . . . .        670,269        753,750        152,030       2,830,901      2,548,944          58,729
 Net unrealized appreciation
  (depreciation) during the
  period . . . . . . . . . . . . . . .     (8,622,825)     4,871,167         78,480     (17,022,592)     3,920,455       1,070,805
                                         ------------   ------------   ------------   -------------   -----------     ------------
Net increase (decrease) in net assets
 resulting from operations . . . . . .     (6,285,030)     6,480,334      2,115,569     (10,837,360)    10,107,133       1,106,941
From policyholder transactions:
 Net premiums from
  policyholders. . . . . . . . . . . .     80,381,214     53,332,374     10,034,119     135,469,377     52,637,861      12,088,047
 Net benefits to policyholders . . . .    (72,181,237)   (39,209,664)    (8,344,107)   (119,877,527)   (40,800,272)     (6,621,834)
                                         ------------   ------------   ------------   -------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions. . . .      8,199,977     14,122,710      1,690,012      15,591,850     11,837,589       5,466,213
                                         ------------   ------------   ------------   -------------   ------------    ------------
Net increase in net assets . . . . . .      1,914,947     20,603,044      3,805,581       4,754,490     21,944,722       6,573,154
Net assets at beginning of period. . .     33,198,674     12,595,630      8,790,049      31,022,828      9,078,106       2,504,952
                                         ------------   ------------   ------------   -------------   ------------    ------------
Net assets at end of period. . . . . .   $ 35,113,621   $ 33,198,674   $ 12,595,630   $  35,777,318   $ 31,022,828    $  9,078,106
                                         ============   ============   ============   =============   ============    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,

                                               Global Balanced Subaccount                      Mid Cap Growth Subaccount
                                       -----------------------------------------   ------------------------------------------------
                                           2000           1999          1998             2000             1999             1998
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Increase (decrease) in net assets
 from operations:
 Net investment income...............  $    175,751   $    358,974   $   176,073   $     8,938,378   $   6,389,535    $   1,088,251
 Net realized gains (losses).........      (506,008)        15,640        24,206         8,113,159       5,188,018          599,619
 Net unrealized appreciation
  (depreciation) during the period...      (109,325)      (173,912)      147,461       (49,252,941)     15,078,681        1,184,263
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase (decrease) in net
 assets resulting from operations....      (439,582)       200,702       347,740       (32,201,404)     26,656,234        2,872,133
From policyholder transactions:
 Net premiums from policyholders.....     8,122,728      6,295,052     3,163,316       196,712,586      65,183,285       11,323,614
 Net benefits to policyholders.......    (8,741,933)    (5,007,225)   (1,882,974)     (171,977,777)    (41,018,347)      (5,132,055)
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase (decrease) in net
 assets resulting from policyholder
 transactions........................      (619,205)     1,287,827     1,280,342        24,734,809      24,164,938        6,191,559
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase (decrease) in net
 assets..............................    (1,058,787)     1,488,529     1,628,082        (7,466,595)     50,821,172        9,063,692
Net assets at beginning of period....     4,591,856      3,103,327     1,475,245        63,499,616      12,678,444        3,614,752
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net assets at end of period..........  $  3,533,069   $  4,591,856   $ 3,103,327   $    56,033,021   $  63,499,616    $  12,678,444
                                       ============   ============   ===========   ===============   =============    =============

                                               Large Cap Value Subaccount                       Money Market Subaccount
                                       -----------------------------------------   ------------------------------------------------
                                           2000           1999          1998             2000             1999             1998
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Increase (decrease) in net assets
 from operations:
 Net investment income...............  $  2,529,526   $  1,720,195   $   756,459   $     5,437,047   $   2,988,530    $   1,687,016
 Net realized gains (losses).........      (861,398)       705,454       330,827                --              --               --
 Net unrealized appreciation
  (depreciation) during the period...     3,840,473     (2,181,112)      145,355                --              --               --
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase in net assets
 resulting from operations...........     5,508,601        244,537     1,232,641         5,437,047       2,988,530        1,687,016
From policyholder transactions:
 Net premiums from policyholders.....    88,007,994     37,432,039    15,144,316     1,369,116,199     890,376,545      340,377,358
 Net benefits to policyholders.......   (67,960,426)   (27,199,179)   (4,937,583)   (1,246,419,884)   (918,869,964)    (269,723,839)
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase (decrease) in net
 assets resulting from policyholder
 transactions........................    20,047,568     10,232,860    10,206,733       122,696,315     (28,493,419)      70,653,519
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net increase (decrease) in net
 assets..............................    25,556,169     10,477,397    11,439,374       128,133,362     (25,504,889)      72,340,535
Net assets at beginning of period....    27,106,917     16,629,520     5,190,146        61,006,769      86,511,658       14,171,123
                                       ------------   ------------   -----------   ---------------   -------------    -------------
Net assets at end of period..........  $ 52,663,086   $ 27,106,917   $16,629,520   $   189,140,131   $  61,006,769    $  86,511,658
                                       ============   ============   ===========   ===============   =============    =============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,

                                                    Mid Cap Value Subaccount                  Small/Mid Cap Growth Subaccount
                                           -----------------------------------------   --------------------------------------------
                                               2000           1999          1998           2000            1999            1998
                                           ------------   ------------   -----------   ------------   -------------    ------------
Increase (decrease) in net assets
 from operations:
 Net investment income...................  $  3,158,831   $     41,579   $    75,449   $  1,206,888   $   1,388,661    $    108,037
 Net realized gains (losses).............     2,578,812       (860,332)     (538,516)      (652,532)         13,375         232,246
 Net unrealized appreciation
  (depreciation) during the period.......       689,275      1,757,919      (830,390)       119,763      (1,001,208)        236,333
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from operations...............     6,426,918        939,166    (1,293,457)       674,119         400,828         576,616
From policyholder transactions:
 Net premiums from policyholders.........    87,480,655     32,024,751    18,837,112     27,528,989      11,809,133       4,563,154
 Net benefits to policyholders...........   (81,506,140)   (29,579,995)   (7,855,945)   (26,015,925)     (9,775,543)     (6,481,542)
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................     5,974,515      2,444,756    10,981,167      1,513,064       2,033,590      (1,918,388)
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets....    12,401,433      3,383,922     9,687,710      2,187,183       2,434,418      (1,341,772)
Net assets at beginning of period........    19,138,533     15,754,611     6,066,901      9,925,831       7,491,413       8,833,185
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net assets at end of period..............  $ 31,539,966   $ 19,138,533   $15,754,611   $ 12,113,014   $   9,925,831    $  7,491,413
                                           ============   ============   ===========   ============   =============    ============

                                                 Real Estate Equity Subaccount                  Growth & Income Subaccount
                                           -----------------------------------------   --------------------------------------------
                                               2000           1999           1998          2000            1999            1998
                                           ------------   ------------   -----------   ------------   -------------    ------------
Increase (decrease) in net assets
 from operations:
 Net investment income...................  $  1,524,133   $    515,377   $   283,067   $ 33,281,395   $  22,850,302    $  8,975,814
 Net realized gains (losses).............     1,851,413       (735,504)     (454,979)     2,197,930       6,207,253       2,061,212
 Net unrealized appreciation
  (depreciation) during the period.......     1,041,612         80,925      (698,676)   (63,700,088)     (5,814,839)      7,759,307
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from operations...............     4,417,158       (139,202)     (870,588)   (28,220,763)     23,242,716      18,796,333
From policyholder transactions:
 Net premiums from policyholders.........   102,840,441     22,699,314     6,964,604     86,946,862     196,639,863      60,975,616
 Net benefits to policyholders...........   (98,637,433)   (18,093,640)   (5,513,221)   (85,615,541)   (106,763,955)    (31,360,866)
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase in net assets resulting
 from policyholder transactions..........     4,203,008      4,605,674     1,451,383      1,331,321      89,875,908      29,614,750
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets....     8,620,166      4,466,472       580,795    (26,889,442)    113,118,624      48,411,083
Net assets at beginning of period........     9,238,646      4,772,174     4,191,379    209,525,899      96,407,275      47,996,192
                                           ------------   ------------   -----------   ------------   -------------    ------------
Net assets at end of period..............  $ 17,858,812   $  9,238,646   $ 4,772,174   $182,636,457   $ 209,525,899    $ 96,407,275
                                           ============   ============   ===========   ============   =============    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,


                                                        Managed Subaccount                       Short-Term Bond Subaccount
                                            -----------------------------------------   -------------------------------------------
                                                2000           1999          1998           2000           1999            1998
                                            ------------   ------------   -----------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income...................   $ 13,157,769   $ 10,756,436   $ 3,484,281   $    883,541   $    907,486    $    926,217
 Net realized gains (losses).............       (233,751)     2,233,258       278,186       (210,780)      (441,667)         24,740
 Net unrealized appreciation
  (depreciation) during the period.......    (13,708,391)    (6,419,069)    1,791,231        451,906        (85,754)       (136,999)
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations...............       (784,373)     6,570,625     5,553,698      1,124,667        380,065         813,958
From policyholder transactions:
 Net premiums from policyholders.........     33,494,293    113,292,872    21,019,273     20,531,773     41,259,110      27,490,588
 Net benefits to policyholders...........    (29,530,890)   (34,219,380)   (8,281,600)   (16,825,756)   (49,156,693)    (21,534,195)
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................      3,963,403     79,073,492    12,737,673      3,706,017     (7,897,583)      5,956,393
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets....      3,179,030     85,644,117    18,291,371      4,830,684     (7,517,518)      6,770,351
Net assets at beginning of period........    125,710,809     40,066,692    21,775,321     11,728,988     19,246,506      12,476,155
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net assets at end of period..............   $128,889,839   $125,710,809   $40,066,692   $ 16,559,672   $ 11,728,988    $ 19,246,506
                                            ============   ============   ===========   ============   ============    ============

                                                   Small Cap Equity Subaccount             International Opportunities Subaccount
                                            -----------------------------------------   -------------------------------------------
                                                2000           1999           1998          2000           1999            1998
                                            ------------   ------------   -----------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income...................   $  1,934,297   $    344,711   $    14,015   $  2,457,059   $  2,006,004    $     53,396
 Net realized gains (losses).............       (158,893)      (979,002)       (9,919)     2,209,044      1,907,809         191,495
 Net unrealized appreciation
  (depreciation) during the period.......     (4,241,216)       325,684      (523,693)   (11,479,826)     3,818,953       1,108,416
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations...............     (2,465,812)      (308,607)     (519,597)    (6,813,723)     7,732,766       1,353,307
From policyholder transactions:
 Net premiums from policyholders.........     61,706,400     39,172,672    11,420,833     91,465,296     43,216,216      23,844,756
 Net benefits to policyholders...........    (51,931,035)   (30,591,417)   (4,363,378)   (74,820,451)   (38,372,463)    (12,275,087)
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions..........      9,775,365      8,581,255     7,057,455     16,644,845      4,843,753      11,569,669
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net increase in net assets...............      7,309,553      8,272,648     6,537,858      9,831,122     12,576,519      12,922,976
Net assets at beginning of period........     18,783,396     10,510,748     3,972,890     31,535,049     18,958,530       6,035,554
                                            ------------   ------------   -----------   ------------   ------------    ------------
Net assets at end of period..............   $ 26,092,949   $ 18,783,396   $10,510,748   $ 41,366,171   $ 31,535,049    $ 18,958,530
                                            ============   ============   ===========   ============   ============    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,

                                                     Equity Index Subaccount                       Global Bond Subaccount
                                          --------------------------------------------   ------------------------------------------
                                              2000            1999            1998           2000           1999           1998
                                          -------------   -------------   ------------   ------------   ------------    -----------
Increase (decrease) in net assets from
 operations:
 Net investment income..................  $   7,726,442   $   5,503,450   $  1,211,729   $    430,194   $    424,767    $   283,651
 Net realized gains (losses)............      4,357,007       7,681,081        691,270       (302,157)      (204,675)        81,659
 Net unrealized appreciation
  (depreciation) during the period......    (30,073,491)      4,678,509      6,098,919        688,537       (433,526)        43,608
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations..............    (17,990,042)     17,863,040      8,001,918        816,574       (213,434)       408,918
From policyholder transactions:
 Net premiums from policyholders........    155,703,961     225,994,914     60,690,933      8,796,366     11,387,398      9,258,713
 Net benefits to policyholders..........   (126,828,610)   (147,909,470)   (31,166,123)   (10,301,347)   (10,615,019)    (3,008,341)
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions...........................     28,875,351      78,085,444     29,524,810     (1,504,981)       772,379      6,250,372
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets...     10,885,309      95,948,484     37,526,728       (688,407)       558,945      6,659,290
Net assets at beginning of period.......    149,913,131      53,964,647     16,437,919      8,838,516      8,279,571      1,620,281
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net assets at end of period.............  $ 160,798,440   $ 149,913,131   $ 53,964,647   $  8,150,109   $  8,838,516    $ 8,279,571
                                          =============   =============   ============   ============   ============    ===========

                                                  Turner Core Growth Subaccount            Brandes International Equity Subaccount
                                          --------------------------------------------   ------------------------------------------
                                               2000            1999           1998           2000           1999           1998
                                          -------------   -------------   ------------   ------------   ------------    -----------
Increase (decrease) in net assets
 from operations:
 Net investment income..................  $   3,072,760   $   1,315,438   $     77,203   $  2,792,306   $    515,681    $   343,646
 Net realized gains (losses)............      2,749,177       1,038,462        156,278      1,629,793        507,727         89,337
 Net unrealized appreciation
  (depreciation) during the period......     (8,773,256)      1,626,646        562,620     (2,602,173)     3,486,097         91,915
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations..............     (2,951,319)      3,980,546        796,101      1,819,926      4,509,505        524,898
From policyholder transactions:
 Net premiums from policyholders........     57,091,019      23,098,524      4,779,974     34,606,916     12,134,533      5,520,633
 Net benefits to policyholders..........    (54,259,832)     (9,308,254)    (1,690,860)   (17,063,755)    (5,569,496)    (2,041,375)
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase in net assets resulting
 from policyholder transactions.........      2,831,187      13,790,270      3,089,114     17,543,161      6,565,037      3,479,258
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net increase (decrease) in net assets...       (120,132)     17,770,816      3,885,215     19,363,087     11,074,542      4,004,156
Net assets at beginning of period.......     22,671,005       4,900,189      1,014,974     17,415,296      6,340,754      2,336,598
                                          -------------   -------------   ------------   ------------   ------------    -----------
Net assets at end of period.............  $  22,550,873   $  22,671,005   $  4,900,189   $ 36,778,383   $ 17,415,296    $ 6,340,754
                                          =============   =============   ============   ============   ============    ===========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,

                                            Frontier Capital Appreciation Subaccount    Clifton Enhanced U.S. Equity Subaccount
                                            -----------------------------------------   ----------------------------------------
                                                2000           1999          1998           2000          1999           1998
                                            ------------   ------------   -----------   ------------   -----------   -----------
Increase (decrease) in net assets from
 operations:
 Net investment income...................   $  5,746,620   $    449,994   $     9,897   $  1,393,023   $   518,137   $    68,233
 Net realized gains (losses).............      4,402,175        624,068      (445,752)       132,736       264,436        87,723
 Net unrealized appreciation
  (depreciation) during the period.......     (9,587,258)     3,431,408       432,064     (2,553,428)      151,562        89,677
                                            ------------   ------------   -----------   ------------   -----------   -----------
Net increase (decrease) in net assets
 resulting from operations...............        561,537      4,505,470        (3,791)    (1,027,669)      934,135       245,633
From policyholder transactions:
 Net premiums from policyholders.........     40,643,205     25,135,447    13,982,031     15,685,529     6,480,741     3,031,309
 Net benefits to policyholders...........    (34,557,509)   (22,331,613)   (9,695,520)   (11,190,723)   (3,151,279)   (1,299,530)
                                            ------------   ------------   -----------   ------------   -----------   -----------
Net increase in net assets resulting from
 policyholder transactions...............      6,085,696      2,803,834     4,286,511      4,494,806     3,329,462     1,731,779
                                            ------------   ------------   -----------   ------------   -----------   -----------
Net increase in net assets...............      6,647,233      7,309,304     4,282,720      3,467,137     4,263,597     1,977,412
Net assets at beginning of period........     16,985,022      9,675,718     5,392,998      6,738,214     2,474,617       497,205
                                            ------------   ------------   -----------   ------------   -----------   -----------
Net assets at end of period..............   $ 23,632,255   $ 16,985,022   $ 9,675,718   $ 10,205,351   $ 6,738,214   $ 2,474,617
                                            ============   ============   ===========   ============   ===========   ===========


                                               Emerging Markets Equity Subaccount               Bond Index Subaccount
                                            -----------------------------------------   --------------------------------------
                                                2000           1999          1998          2000          1999          1998*
                                            ------------   ------------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets from
 operations:
 Net investment income...................   $    432,227   $    132,259   $       135   $   487,512   $   130,136   $   22,905
 Net realized gains (losses).............     (1,410,734)       663,998       (45,975)      (53,751)     (104,174)       1,002
 Net unrealized appreciation
  (depreciation) during the period.......     (2,006,595)       432,248         2,289       472,128       (78,192)     (10,217)
                                            ------------   ------------   -----------   -----------   -----------   ----------
Net increase (decrease) in net assets
 resulting from operations...............     (2,985,102)     1,228,505       (43,551)      905,889       (53,230)      13,690
From policyholder transactions:
 Net premiums from policyholders.........     72,543,484     18,579,194     2,434,226    14,954,848     6,472,518    1,176,234
 Net benefits to policyholders...........    (68,002,822)   (16,271,324)   (2,203,670)   (8,187,184)   (2,358,694)    (124,467)
                                            ------------   ------------   -----------   -----------   -----------   ----------
Net increase in net assets resulting from
 policyholder transactions...............      4,540,662      2,307,870       230,556     6,767,664     4,113,824    1,051,767
                                            ------------   ------------   -----------   -----------   -----------   ----------
Net increase in net assets...............      1,555,560      3,536,375       187,005     7,673,553     4,060,594    1,065,457
Net assets at beginning of period........      3,723,380        187,005            --     5,126,051     1,065,457           --
                                            ------------   ------------   -----------   -----------   -----------   ----------
Net assets at end of period..............   $  5,278,940   $  3,723,380   $   187,005   $12,799,604   $ 5,126,051   $1,065,457
                                            ============   ============   ===========   ===========   ===========   ==========

  _________________________________________

 * From May 1, 1998 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                      Years and periods ended December 31,

                                             Small/Mid Cap CORE Subaccount               High Yield Bond Subaccount
                                        ---------------------------------------   ----------------------------------------
                                            2000          1999         1998*         2000           1999           1998*
                                        -------------  ------------  ----------   ------------  -------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income...............   $    100,765   $    52,711   $     (535)  $   359,215   $    340,435   $    86,759
 Net realized gains (losses).........         52,147        65,733      (25,196)     (207,326)        42,365        64,824
 Net unrealized appreciation
  (depreciation) during
  the period.........................       (145,708)      (10,735)      18,718      (650,931)      (139,659)      149,416
                                        ------------   -----------   ----------   -----------   ------------   -----------
Net increase (decrease) in net assets
 resulting from operations...........          7,204       107,709       (7,013)     (499,042)       243,141       300,999
From policyholder transactions:
 Net premiums from policyholders.....     18,340,255     5,817,483    1,089,030     9,819,846     19,870,990     6,683,673
 Net benefits to policyholders.......    (16,306,841)   (5,611,532)    (778,864)   (8,852,014)   (20,368,501)   (2,457,088)
                                        ------------   -----------   ----------   -----------   ------------   -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions........................      2,033,414       205,951      310,166       967,832       (497,511)    4,226,585
                                        ------------   -----------   ----------   -----------   ------------   -----------
Net increase in net assets...........      2,040,618       313,660      303,153       468,790       (254,370)    4,527,584
Net assets at beginning of period....        616,813       303,153           --     4,273,214      4,527,584            --
                                        ------------   -----------   ----------   -----------   ------------   -----------
Net assets at end of period..........   $  2,657,431   $   616,813   $  303,153   $ 4,742,004   $  4,273,214   $ 4,527,584
                                        ============   ===========   ==========   ===========   ============   ===========


                                         Large Cap                               American
                                        Aggressive   Fundamental               Leaders Large   AIM V.I.      Fidelity VIP
                                          Growth        Growth     Core Bond     Cap Value       Value          Growth
                                        Subaccount   Subaccount    Subaccount   Subaccount    Subaccount      Subaccount
                                       -----------   -----------   ----------  -----------    -----------   -------------
                                          2000**       2000***      2000****     2000****       2000**          2000**
                                       -----------   -----------   ----------  -----------    -----------   -------------
Increase (decrease) in net assets
 from operations:
 Net investment income...............  $     5,904   $   205,119   $      247  $     2,744    $    47,633   $      (1,420)
 Net realized gains (losses).........      (11,798)      (46,349)          89        8,325        (54,358)         (8,731)
 Net unrealized appreciation
  (depreciation) during
  the period.........................      (37,617)     (568,635)          96        9,977       (101,244)       (156,818)
                                       -----------   -----------   ----------  -----------    -----------   -------------
Net increase (decrease) in net assets
 resulting from operations...........      (43,511)     (409,865)         432       21,046       (107,969)       (166,969)
From policyholder transactions:
 Net premiums from policyholders.....    3,456,939     9,131,403       38,268    4,269,286      4,263,052       6,655,609
 Net benefits to policyholders.......   (3,068,441)   (6,708,404)     (22,638)  (3,736,885)    (2,990,639)     (4,970,882)
                                       -----------   -----------   ----------  -----------    -----------   -------------
Net increase in net assets resulting
 from policyholder transactions......      388,498     2,422,999       15,630      532,401      1,272,413       1,684,727
                                       -----------   -----------   ----------  -----------    -----------   -------------
Net increase in net assets...........      344,987     2,013,134       16,062      553,447      1,164,444       1,517,758
Net assets at beginning of period....           --            --           --           --             --              --
                                       -----------   -----------   ----------  -----------    -----------   -------------
Net assets at end of period..........  $   344,987   $ 2,013,134   $   16,062  $   553,447    $ 1,164,444   $   1,517,758
                                       ===========   ===========   ==========  ===========    ===========   =============

    ______________________________

   * From May 1, 1998 (commencement of operations).
  ** From April 24, 2000 (commencement of operations).
 *** From April 28, 2000 (commencement of operations).
**** From June 29, 2000 (commencement of operations).

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                     Years and periods ended December 31,

                                         Fidelity VIP II    Janus Aspen     Janus Aspen            MFS New            Templeton
                                           Contrafund       Global Tech   Worldwide Growth        Discovery         International
                                           Subaccount        Subaccount      Subaccount       Series Subaccount      Subaccount
                                         ---------------    -----------   ----------------    -----------------     --------------
                                             2000**           2000***         2000***              2000**              2000**
                                         ---------------    -----------   ----------------    -----------------     --------------
Increase (decrease) in net assets
 from operations:
 Net investment income.................  $        (1,017)   $     2,028   $         17,541    $          (1,349)    $         (640)
 Net realized gains (losses)...........          (11,057)       (69,974)          (140,835)              16,026             11,899
 Net unrealized appreciation
  (depreciation) during the period.....          (35,244)       (98,497)           (61,721)             (94,403)            15,320
                                         ---------------    -----------   ----------------    -----------------     --------------
Net increase (decrease) in net assets
 resulting from operations.............          (47,318)      (166,443)          (185,015)             (79,726)            26,579
From policyholder transactions:
 Net premiums from policyholders.......        1,758,982      2,902,504          8,457,498            4,148,131         11,365,793
 Net benefits to policyholders.........         (705,047)    (2,293,755)        (7,234,105)          (2,889,948)       (10,522,033)
                                         ---------------    -----------   ----------------    -----------------     --------------
Net increase in net assets resulting
 from policyholder transactions........        1,053,935        608,749          1,223,393            1,258,183            843,760
                                         ---------------    -----------   ----------------    -----------------     --------------
Net increase in net assets.............        1,006,617        442,306          1,038,378            1,178,457            870,339
Net assets at beginning of period......               --             --                 --                   --                 --
                                         ---------------    -----------   ----------------    -----------------     --------------
Net assets at end of period............  $     1,006,617    $   442,306   $      1,038,378    $       1,178,457     $      870,339
                                         ===============    ===========   ================    =================     ==============

  _____________________________________________

 ** From May 1, 2000 (commencement of operations).
*** From June 29, 2000 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

1.  Organization

     John Hancock Variable Life Account S (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock). The Account was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-seven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Fund) or of other outside investment trusts (Outside Trusts). New subaccounts may be added as new funds are added to the Fund or to the Outside Trusts, or as other investment options are developed, and made available to policyholders. The thirty-seven funds of the Fund and of the Outside Trusts which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Clifton Enhanced U.S. Equity, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Core Bond, American Leaders Large Cap Value, AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Tech, Janus Aspen Worldwide Growth, MFS New Discovery Series, and Templeton International subaccounts. Each subaccount has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

    Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Valuation of Investments

     Investment in shares of the Fund and of Outside Trusts are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Subaccount shares are determined on the basis of identified cost.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

   Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

   Expenses

     JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. In addition, a monthly charge at varying levels for the cost of insurance is deducted from the net assets of the Account.

     JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

   Policy Loans

     Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily. At December 31, 2000, there were no outstanding policy loans.

3. Transaction with Affiliates

     John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund.

     Certain officers of the Account are officers and directors of JHVLICO, the Fund or John Hancock.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

4.  Details of Investments

  The details of the shares owned and cost and value of investments in the Subaccounts of the Fund and of Outside Trusts at December 31, 2000 were as follows:

              Subaccount              Shares Owned      Cost          Value
              ----------              ------------  ------------  --------------
     Large Cap Growth...............    6,786,979   $174,728,187   $128,183,227
     Active Bond....................    5,201,185     48,707,166     49,115,293
     International Equity Index.....    2,280,681     39,761,831     35,113,621
     Small Cap Growth...............    2,655,623     47,684,616     35,777,318
     Global Balanced................      380,929      3,731,252      3,533,069
     Mid Cap Growth.................    3,591,624     88,530,392     56,033,021
     Large Cap Value................    3,662,576     50,555,367     52,663,086
     Money Market...................   18,904,221    189,140,131    189,140,131
     Mid Cap Value..................    2,152,437     29,948,969     31,539,966
     Small/Mid Cap Growth...........      883,924     12,955,583     12,113,014
     Real Estate Equity.............    1,306,333     17,222,359     17,858,812
     Growth & Income................   12,878,763    244,197,680    182,636,457
     Managed........................    9,322,682    146,974,987    128,889,839
     Short-Term Bond................    1,678,910     16,342,442     16,559,672
     Small Cap Equity...............    2,854,342     30,536,754     26,092,949
     International Opportunities....    3,490,460     48,142,626     41,366,171
     Equity Index...................    9,113,511    179,646,466    160,798,440
     Global Bond....................      788,308      7,863,809      8,150,109
     Turner Core Growth.............    1,284,218     29,088,181     22,550,873
     Brandes International Equity...    2,460,102     35,840,852     36,778,383
     Frontier Capital
      Appreciation..................    1,369,996     29,719,510     23,632,255
     Clifton Enhanced U.S. Equity...      625,328     12,510,697     10,205,351
     Emerging Markets...............      787,996      6,850,998      5,278,940
     Bond Index.....................    1,313,892     12,415,885     12,799,604
     Small/Mid Cap CORE.............      270,739      2,795,156      2,657,431
     High Yield Bond................      646,702      5,383,178      4,742,004
     Large Cap Aggressive Growth....       36,253        382,604        344,987
     Fundamental Growth.............      160,819      2,581,768      2,013,134
     Core Bond......................        1,555         15,966         16,062
     American Leaders Large Cap
      Value.........................       51,700        543,469        553,446
     AIM V.I. Value.................       42,638      1,265,687      1,164,444
     Fidelity VIP Growth............       34,891      1,674,576      1,517,758
     Fidelity VIP II Contrafund.....       42,527      1,041,861      1,006,617
     Janus Aspen Global
      Technology....................       67,528        540,803        442,306
     Janus Aspen Worldwide Growth...       28,240      1,100,099      1,038,378
     MFS New Discovery Series.......       70,949      1,272,860      1,178,457
     Templeton International........       46,617        855,019        870,339

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

4.  Details of Investments (continued)

  Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Subaccounts of the Fund and of the Outside Trusts during 2000 were as follows:


                   Subaccount                 Purchases        Sales
                   ----------                ------------  --------------
     Large Cap Growth.....................   $ 89,881,309   $ 28,578,090
     Active Bond..........................     24,913,661     15,559,539
     International Equity Index...........     37,019,672     27,152,169
     Small Cap Growth.....................     53,512,020     34,565,840
     Global Balanced......................      3,858,573      4,302,027
     Mid Cap Growth.......................     78,872,015     45,198,828
     Large Cap Value......................     39,021,154     16,444,062
     Money Market.........................    361,256,133    233,122,771
     Mid Cap Value........................     26,740,116     17,606,770
     Small/Mid Cap Growth.................      9,742,479      7,022,527
     Real Estate Equity...................     28,353,777     22,626,636
     Growth & Income......................     61,940,512     27,327,794
     Managed..............................     31,161,117     14,039,946
     Short-Term Bond......................     12,904,515      8,314,957
     Small Cap Equity.....................     23,694,674     11,985,013
     International Opportunities..........     43,962,366     24,860,462
     Equity Index.........................     91,907,277     55,305,432
     Global Bond..........................      4,725,013      5,799,799
     Turner Core Growth...................     29,551,898     23,647,952
     Brandes International Equity.........     26,297,624      5,962,158
     Frontier Capital Appreciation........     25,144,184     13,311,868
     Clifton Enhanced U.S. Equity.........      8,663,100      2,775,271
     Emerging Markets.....................     23,022,963     18,050,075
     Bond Index...........................     11,497,614      4,242,437
     Small/Mid Cap CORE...................      4,788,058      2,653,879
     High Yield Bond......................      5,174,660      3,847,612
     Large Cap Aggressive Growth..........        651,649        257,246
     Fundamental Growth...................      4,866,453      2,238,336
     Core Bond............................         59,471         43,594
     American Leaders Large Cap Value.....      1,624,447      1,089,303
     AIM V.I. Value.......................      2,359,372      1,039,326
     Fidelity VIP Growth..................      2,469,800        786,494
     Fidelity VIP II Contrafund...........      1,602,045        549,127
     Janus Aspen Global Tech..............      1,414,000        803,223
     Janus Aspen Worldwide Growth.........      3,668,964      2,428,030
     MFS New Discovery Series.............      2,107,378        850,544
     Templeton International..............      3,872,069      3,028,949

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets

  Accumulation shares attributable to net assets of policyholders and accumulation share values for each Subaccount at December 31, 2000 were as follows:


                                             VEP Class #1                       VEP Class #2                VEP Class #3
                                ----------------------------    --------------------------  ---------------------------
                                Accumulation    Accumulation    Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                         Shares       Share Values       Shares     Share Values     Shares      Share Values
----------                      ------------   -------------    ------------  ------------  ------------  -------------
Large Cap Growth                   576,862        $  27.90          539,812       $27.99       263,808         $28.09
Active Bond                        248,741           15.14          191,827        15.20        67,026          15.25
International Equity Index         269,883           14.38          220,068        14.43         7,440          14.48
Small Cap Growth                   240,278           16.92          248,242        16.96       116,733          17.00
Global Balanced                     16,660           11.99           19,635        12.02        19,573          12.05
Mid Cap Growth                     297,198           22.66          245,372        22.72       121,688          22.77
Large Cap Value                    254,078           18.13          231,945        18.17        47,243          18.22
Money Market                       660,417           13.82        1,143,571        13.86       182,706          13.91
Mid Cap Value                      149,652           17.93           70,741        17.97         4,680          18.01
Small/Mid Cap Growth               107,428           21.47          103,477        21.54        15,354          21.61
Real Estate Equity                 114,797           18.94           64,302        18.90         2,777          19.07
Growth & Income                  1,114,469           26.69          669,845        26.78       215,461          26.87
Managed                            603,781           20.76          277,080        20.83        50,153          20.90
Short-Term Bond                     88,077           13.92          140,863        13.96        13,527          14.02
Small Cap Equity                   135,488           11.14           90,575        11.17        66,286          11.19
International Opportunities        197,742           13.73          232,322        13.76        22,864          13.79
Equity Index                       673,288           20.82          885,466        20.87       280,321          20.91
Global Bond                         65,916           13.52           41,999        13.55        22,843          13.58
Turner Core Growth                  29,366           24.98           15,617        25.05             0          25.11
Brandes International Equity        25,564           17.62           33,738        17.67             0          17.72
Frontier Capital  Appreciation      22,811           24.34           14,874        24.40             0          24.46
Clifton Enhanced U.S. Equity         3,970           15.64                0        15.66             0          15.69
Emerging Markets                    87,938            7.61           88,815         7.62        17,817           7.63
Bond Index                          11,594           11.49          118,087        11.50        64,566          11.51
Small Mid Cap CORE                  19,613           11.19           22,620        11.20        13,878          11.22
High Yield Bond                     55,965            8.95           74,675         8.96         4,450           8.97
Large Cap Aggressive Growth         14,412            8.14            4,090         8.15           780           8.15
Fundamental Growth                  21,231           10.29                0        10.29             0          10.30
Core Bond                              404           10.67                0        10.67             0          10.67
American Leaders Large Cap
 Value                               1,902           10.77                0        10.77        30,438          10.77
AIM V.I. Value                       9,203            8.42           16,850         8.43         6,324           8.43
Fidelity VIP Growth                  7,934            8.90           34,841         9.00        32,288           9.00
Fidelity VIP II Contrafund           8,536            9.64            1,372         9.64        36,536           9.65
Janus Aspen Global Technology        8,636            6.75           29,088         6.75           349           6.75
Janus Aspen Worldwide Growth         4,861            8.33              501         8.33        56,314           8.33
MFS New Discovery Series            13,615           10.00           28,583        10.01             0          10.02
Templeton International             10,474            9.79           13,869         9.80           292           9.80

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets (continued)

                                  V Coli Class #4             V Coli Class #5             V Coli Class #6
                             --------------------------  --------------------------  --------------------------
                             Accumulation  Accumulation  Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                      Shares     Share Values     Shares     Share Values     Shares      Share Values
----------                   ------------  ------------  ------------  ------------  ------------  --------------
Large Cap Growth               722,564        $28.26       253,905        $28.30        326,282        $28.32
Active Bond                    125,204         16.16       533,169         16.18        470,773         16.19
International Equity Index      44,439         13.40       150,610         13.42        362,019         13.43
Small Cap Growth               116,754         17.30       140,449         17.31         53,689         17.32
Global Balanced                  7,808         12.26         8,507         12.27         18,538         12.28
Mid Cap Growth                 180,243         23.17        99,843         23.18        157,443         23.09
Large Cap Value                156,329         18.53        56,957         18.54        441,339         18.55
Money Market                   259,729         13.82        88,213         13.83      1,870,854         13.85
Mid Cap Value                  102,783         18.32        23,395         18.34        246,353         18.35
Small/Mid Cap Growth            10,660         21.58        16,110         21.60         23,413         21.63
Real Estate Equity              99,831         19.72       143,590         19.74         78,202         19.76
Growth & Income                512,500         26.78       519,576         26.80         24,950         26.84
Managed                        302,526         21.62       102,088         21.65         62,704         21.67
Short-Term Bond                243,189         14.25       382,494         14.27              0         14.28
Small Cap Equity                41,155         11.39        26,312         11.39        381,186         11.40
International Opportunities    259,202         14.03       270,816         14.04        101,524         14.05
Equity Index                   361,447         21.28        97,069         21.29        740,388         21.30
Global Bond                     64,229         13.82         5,886         13.83              0         13.84
Turner Core Growth               8,495         25.57        32,481         25.59              0         25.61
Brandes International
 Equity                        133,504         18.04       123,280         18.06         87,200         18.07
Frontier Capital
 Appreciation                   88,869         24.91        92,323         24.93              0         24.95
Clifton Enhanced U.S.
 Equity                         79,844         15.90        84,628         15.91              0         15.91
Emerging Markets                     0          7.71        44,995          7.71              0          7.71
Bond Index                      11,474         11.64           987         11.64              0         11.64
Small Mid Cap CORE               8,758         11.34             0         11.34              0         11.34
High Yield Bond                  1,837          9.07         2,616          9.07         18,021          9.07
Large Cap Aggressive Growth          0          7.89         2,687          7.89              0          7.89
Fundamental Growth                   0          9.06             0          9.06              0          9.06
Core Bond                            0         10.70             0         10.70              0         10.70
American Leaders Large
 Cap Value                           0         10.80         1,530         10.80              0         10.80
AIM V.I. Value                       0          8.17             0          8.17              0          8.17
Fidelity VIP Growth                  0          8.68             0          8.68              0          8.68
Fidelity VIP II Contrafund           0          9.44             0          9.44              0          9.44
Janus Aspen Global
 Technology                          0          6.77             0          6.77              0          6.77
Janus Aspen Worldwide
 Growth                              0          8.35             0          8.35              0          8.35
MFS New Discovery Series             0          9.63             0          9.63              0          9.63
Templeton International              0         10.30         1,268         10.30              0         10.30

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets (continued)

                              Medallion Executive VLI Class #7         MVEP Class #8               MVUL Class #9
                             ---------------------------------   --------------------------  --------------------------
                               Accumulation      Accumulation    Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                        Shares         Share Values       Shares     Share Values     Shares      Share Values
----------                   ----------------  ----------------  ------------  ------------  ------------  --------------
Large Cap Growth                   99,358            $65.04         821,225       $20.33       370,930         $18.10
Active Bond                        65,607             26.00         321,494        13.70       113,356          12.90
International Equity
   Index                          179,376             22.61         419,432        12.40       216,963          12.80
Small Cap Growth                  189,793             16.94         245,064        17.16       228,995          19.29
Global Balanced                    65,938             12.01          41,672        12.16        41,962          11.65
Mid Cap Growth                    227,414             22.69         333,808        22.98       131,202          25.48
Large Cap Value                   400,006             18.15         219,760        18.38       106,731          15.72
Money Market                      510,754             19.12       1,184,054        12.66       481,486          12.11
Mid Cap Value                     472,391             17.95         298,320        18.17        73,198          15.35
Small/Mid Cap Growth               53,822             21.50         249,517        13.76        44,087          14.00
Real Estate Equity                 36,495             29.11         205,780        16.19        47,679          12.59
Growth & Income                   783,478             58.85       1,152,308        18.97       422,452          16.58
Managed                         2,290,063             39.43         198,704        16.77        82,923          15.33
Short-Term Bond                    56,197             13.94          48,937        12.84       112,172          12.31
Small Cap Equity                  646,933             11.15         421,327        11.29       135,432          10.72
International Opportunities       699,384             13.75         382,880        13.91       481,048          13.32
Equity Index                      656,178             20.84       1,265,453        21.10       875,545          18.00
Global Bond                       133,089             13.54          82,325        13.70        67,314          12.93
Turner Core Growth                      0             23.25         329,025        22.74        52,862          21.86
Brandes International
   Equity                               0             17.87         843,562        17.29        91,332          18.48
Frontier Capital
   Appreciation                         0             22.59         456,703        20.65        57,881          19.99
Clifton Enhanced U.S.
   Equity                               0             11.85         175,736        15.80       122,746          15.80
Emerging Markets                   56,454              7.62          99,942         7.67       106,494           7.67
Bond Index                          7,887             11.49          42,141        11.58       113,886          11.58
Small Mid Cap CORE                  2,319             11.19          37,148        11.28         3,189          11.28
High Yield Bond                    19,184              8.95         105,562         9.01       102,603           9.02
Large Cap Aggressive
   Growth                             824              7.86           3,011         8.17             0           7.88
Fundamental Growth                    600              9.03         151,170        10.31         1,628           9.05
Core Bond                               0             10.67               0        10.69             0          10.69
American Leaders Large
   Cap Value                        7,896             10.77               0        10.79             0          10.79
AIM V.I. Value                        138              8.14           8,854         8.45         4,024           8.16
Fidelity VIP Growth                 1,320              8.64           1,303         9.02         2,489           8.67
Fidelity VIP II Contrafund            225              9.41               0         9.67           893           9.44
Janus Aspen Global
   Technology                       4,672              6.75          15,119         6.76         2,212           6.76
Janus Aspen Worldwide
   Growth                           5,171              8.33          24,785         8.34         1,952           8.34
MFS New Discovery
   Series                           2,981              9.60          38,185        10.04         3,465           9.62

                              Medallion Executive VLI Class #7         MVEP Class #8               MVUL Class #9
                             ---------------------------------   --------------------------  ---------------------------
                               Accumulation      Accumulation    Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                        Shares         Share Values       Shares     Share Values     Shares      Share Values
----------                   ----------------  ---------------   ------------  ------------  ------------  -------------
Templeton International            29,370             10.26          27,939         9.82             0          10.29

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets (continued)

                                    MVUL 98 Class #10            MVEP 98 Class #11             MEVL II Class #12
                               --------------------------  ---------------------------   ----------------------------
                               Accumulation  Accumulation  Accumulation   Accumulation   Accumulation    Accumulation
Subaccount                        Shares     Share Values     Shares      Share Values      Shares       Share Values
----------                     ------------  ------------  -------------  ------------   -------------  -------------
Large Cap Growth                  438,723       $18.10        359,866        $20.33          70,905         $66.93
Active Bond                       216,736        12.90        189,508         13.70         318,400          31.22
International Equity Index         75,101        12.80         11,061         12.40         218,233          24.02
Small Cap Growth                  156,674        19.29        163,473         17.16         114,183          17.43
Global Balanced                    40,732        11.65          8,491         12.16           3,467          12.35
Mid Cap Growth                    240,925        25.48        249,175         22.98          81,408          23.33
Large Cap Value                   415,249        15.72        251,071         18.38         264,965          18.67
Money Market                    6,213,151        12.11        537,168         12.66         375,838          13.90
Mid Cap Value                     109,787        15.35         91,242         18.17         103,443          18.46
Small/Mid Cap Growth               20,630        14.00         24,135         13.76           1,942          22.38
Real Estate Equity                  27967        12.59         43,149         16.19          67,586          30.66
Growth & Income                 1,125,909        16.58        329,743         18.97              54          70.82
Managed                           103,085        15.33         70,980         16.77              -0          46.88
Short-Term Bond                    55,761        12.31         44,540         12.84           4,860          14.51
Small Cap Equity                   80,760        10.72        155,016         11.29         156,960          11.47
International Opportunities        60,506        13.32        102,396         13.92         141,250          14.13
Equity Index                    1,099,477        18.00        749,323         21.10          64,849          21.43
Global Bond                        52,024        12.93              0             0           9,250          13.92
Turner Core Growth                303,264        21.86        223,032         22.74               0          25.77
Brandes International Equity      316,261        18.48        421,949         12.29               0          18.18
Frontier Capital Appreciation     214,263        19.99        153,505         20.65               0          24.13
Clifton Enhanced U.S. Equity      108,049        15.80         69,015         15.80               0          15.98
Emerging Markets                   77,825         7.67         43,356          7.67          24,208           7.74
Bond Index                        279,686        11.58        310,051         11.58          25,981          11.68
Small/Mid Cap CORE                 22,019        11.28         74,020         11.28             115          11.38
High Yield Bond                    42,035         9.02         81,616          9.02           5,582           9.10
Large Cap Aggressive
  Growth                            7,949         7.88          6,684          8.17               0           9.76
Fundamental Growth                 12,812         9.05          5,303         10.32               0          14.99
Core Bond                              72        10.69              0         10.69               0          10.70
American Leaders Large Cap
  Value                             4,877        10.79          4,511         10.79               0          10.80
AIM V.I. Value                     19,002         8.16          3,852          8.45               0          33.99
Fidelity VIP Growth                16,940         8.67         50,180          9.02               0          86.39
Fidelity VIP II Contrafund         27,664         9.44          6,479          9.67           7,784          31.63
Janus Aspen Global
  Technology                        1,631         6.76            374          6.76               0           6.77
Janus Aspen Worldwide Growth       20,046         8.34          4,594          8.34               0           8.35
MFS New Discovery Series            3,260         9.62         13,139         10.04               0          17.36
Templeton International             1,311        10.29          1,862          9.82               0          25.15

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

5.  Net Assets (continued)

                                                 VEP Class #13
                                          ---------------------------
                                          Accumulation   Accumulation
Subaccount                                   Shares      Share Values
----------                                ------------   ------------
Large Cap Growth                             44,609         $66.93
Active Bond                                   6,930          31.22
International Equity Index                   34,018          24.02
Small Cap Growth                             72,415          17.43
Global Balanced                               2,039          12.35
Mid Cap Growth                               71,199          23.33
Large Cap Value                              93,108          18.67
Money Market                                617,409          13.90
Mid Cap Value                                21,876          18.46
Small/Mid Cap Growth                         12,878          22.38
Real Estate Equity                            2,843          30.66
Growth & Income                              15,715          70.82
Managed                                      39,750          46.88
Short-Term Bond                               8,469          14.51
Small Cap Equity                             29,596          11.47
International Opportunities                  50,192          14.13
Equity Index                                169,868          21.43
Global Bond                                   9,078          13.92
Turner Core Growth                                0          25.77
Brandes International Equity                      0          18.18
Frontier Capital Appreciation                     0          24.13
Clifton Enhanced U.S. Equity                      0          15.98
Emerging Markets                             40,754           7.74
Bond Index                                   20,722          11.68
Small/Mid Cap CORE                           30,854          11.38
High Yield Bond                              12,297           9.10
Large Cap Aggressive Growth                   1,890           9.76
Fundamental Growth                            2,929          14.99
Core Bond                                       973          10.70
American Leaders Large Cap Value                205          10.80
AIM V.I. Value                                5,506          33.99
Fidelity VIP Growth                           1,557          86.39
Fidelity VIP II Contrafund                    7,022          31.63
Janus Aspen Global Technology                 3,368           6.77
Janus Aspen Worldwide Growth                  6,326           8.35
MFS New Discovery Series                      8,502          17.36
Templeton International                         340          25.15

                  ALPHABETICAL INDEX OF KEY WORDS AND PHRASES

     This index should help you locate more information about many of the important concepts in this prospectus.


Key Word or Phrase                                                      Page
Account................................................................  28
account value..........................................................  8
Additional Sum Insured.................................................  16
asset-based risk charge................................................  9 attained age...........................................................  10
Basic Sum Insured......................................................  16
beneficiary............................................................  39
business day...........................................................  29
changing Option A or B.................................................  17
changing the Total Sum Insured.........................................  17
charges................................................................  9
Code...................................................................  35
cost of insurance rates................................................  10 date of issue..........................................................  30
death benefit..........................................................  5
deductions.............................................................  9
enhanced cash value rider..............................................  17 expenses of the Series Funds...........................................  10
fixed investment option................................................  29 full surrender.........................................................  14
fund...................................................................  2
grace period...........................................................  7
guaranteed minimum death benefit.......................................  7
Guaranteed Minimum Death Benefit Premium...............................  7
insurance charge.......................................................  10
insured person.........................................................  5
investment options.....................................................  1
JHVLICO................................................................  28
lapse..................................................................  7
loan...................................................................  15
loan interest..........................................................  15
maximum premiums.......................................................  6
Minimum Initial Premium................................................  29
minimum insurance amount...............................................  16 minimum premiums.......................................................  5
modified endowment contract............................................  36 monthly deduction date.................................................  30
Option A; Option B.....................................................  16
optional extra death benefit feature...................................  16 owner..................................................................  5
partial withdrawal.....................................................  15
partial withdrawal charge..............................................  10 payment options........................................................  18
Planned Premium........................................................  6
policy anniversary.....................................................  30
policy year............................................................  30
premium; premium payment...............................................  5 prospectus.............................................................  3
receive; receipt.......................................................  20
reinstate; reinstatement...............................................  7
sales charge...........................................................  9
SEC....................................................................  2
Separate Account S.....................................................  28
Series Funds...........................................................  2
Servicing Office.......................................................  2
special loan account...................................................  15
subaccount.............................................................  28
surrender..............................................................  5
surrender value........................................................  14
Target Premium.........................................................  9
tax considerations.....................................................  35
telephone transfers....................................................  21
Total Sum Insured......................................................  15
transfers of account value.............................................  13 variable investment options............................................  1 we; us.................................................................  28
withdrawal.............................................................  15
withdrawal charges.....................................................  10
you; your..............................................................  5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                        REPRESENTATION OF REASONABLENESS

      John Hancock Variable Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      The prospectus containing 173 pages.

      The undertaking to file reports.

      The representation of reasonableness

      The undertaking regarding indemnification.

      The signatures.

      The following exhibits:

I.A. (1) JHVLICO Board Resolution establishing the separate account included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement filed January 11, 1996, is incorporated by reference.

     (2)  Not Applicable

     (3) (a) Form of Distribution and Servicing Agreement by and among Signator Investors, Inc. (previously known as "John Hancock Distributors, Inc."), John Hancock Life Insurance (previously known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 33-15075) filed April 18, 1997.

          (b) Specimen Variable Contracts Selling Agreement between Signator Investors, Inc. and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 33-15075) filed April 18, 1997.

          (c) Schedule of sales commissions included in Exhibit I.A.(3) (a) above.

     (4)  Not Applicable

     (5) Form of flexible premium variable life insurance policy, incorporated by reference to the original filing of this Form S-6 to this File No. 333-60274 filed on May 4, 2001.

     (6) (a) JHVLICO Certificate of Incorporation incorporated by reference to Post-Effective Amendment No. 2 to this Form S-6 Registration Statement filed January 11, 1996.

          (b) JHVLICO By-laws incorporated by reference to Post-Effective Amendment No. 2 to this Form S-6 Registration Statement filed January 11, 1996.

     (7)  Not Applicable.

     (8) (a) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

          (b) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

          (c) Participation Agreement Among MFS Variable Insurance Trust, John Hancock Mutual Life Insurance Company and Massachusetts Financial Services Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

          (d) Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., John Hancock Mutual Life Insurance Company and Certain Of Its Affiliated Insurance Companies, Each On Behalf Of Itself And Its Separate Accounts, And John Hancock Funds, Inc., filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

          (e) Participation Agreement between Janus Aspen Series, Janus Capital Corp., and John Hancock Variable Life Insurance Company, incorporated by reference to File 333-425, filed on Form S-6 on November 1, 2001.

     (9)  Not Applicable.

     (10) Forms of applications for Policy, filed herewith.

     (11) Not Applicable.   The Registrant invests only in shares of open-end
                            Funds.

2.  Included as Exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered, filed herewith.

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary, filed herewith.

7.  Consent of independent auditors, filed herewith.

8. Memorandum describing JHVLICO's issuance, transfer and redemption procedures for the flexible policy pursuant to Rule 6e-3(T)(b)(12)(iii), incorporated by reference to the initial filing of this Form S-6 Registration Statement, filed May 18, 1994.

9. Powers of attorney for D'Alessandro, Shaw, Luddy, Reitano, Van Leer and Paster, incorporated by reference to Post-Effective Amendment No. 1 to this Form S-6 Registration Statement, filed April 1995. Power of Attorney for Ronald J. Bocage, incorporated by reference from Form 10-K annual report of John Hancock Variable Life Insurance Company (File No. 33-62895) filed March 28, 1997. Powers of Attorney for Bruce M. Jones and Paul Strong, incorporated by reference from the Post-Effective Amendment No. 2 to file No. 333-81127, filed May 4, 2000.

10. Representations, Description and Undertaking pursuant to Rule 6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940, incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement to File No. 33-79108 filed October 10, 1994.

11. Exemptive Relief Relied Upon, incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement to File No. 33-79108, filed October 10, 1994.

      Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.

Signatures                     Title                              Date
----------                     -----                              ----


/s/ EARL W. BAUCOM
--------------------
Earl W. Baucom             Controller (Principal Accounting   May 31, 2001
                           Officer)

/s/ JULIE H. INDGE
--------------------
Julie H. Indge             Treasurer (Principal Financial     May 31, 2001
                           Officer)

/s/ MICHELE G. VAN LEER
-----------------------
Michele G. Van Leer        Vice Chairman of the Board         May 31, 2001
for herself and as         and President(Acting Principal
Attorney-in-Fact           Executive Officer)

      For:  David F. D'Alessandro  Chairman of the Board
            Robert S. Paster       Director
            Bruce M. Jones         Director
            Paul Strong            Director
            Barbara L. Luddy       Director
            Ronald J. Bocage       Director
            Robert R. Reitano      Director

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 31st day of May, 2001.

                                 JOHN HANCOCK VARIABLE LIFE
                                 INSURANCE COMPANY


                                     By  /s/ MICHELE G. VAN LEER
                                         -----------------------
                                         Michele G. Van Leer
                                         Vice Chairman and President



Attest:    /s/ PETER SCAVONGELLI
           ------------------------
           Peter Scavongelli
           Secretary